

Mizuho Financial Group

Convocation Notice of the 21st Ordinary General Meeting of Shareholders

FY2022 (April 1, 2022 – March 31, 2023)

(Securities Code 8411)

Forward-looking Statements

This material contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as "aim," "anticipate," "believe," "endeavor," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "strive," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: international conflicts and geopolitical disruptions; the development and impact of the novel coronavirus; incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign exchange rate fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our medium-term business plan and other strategic initiatives and measures effectively; the effectiveness of our operation, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere, problems related to our information technology systems and cyber attacks; changes to applicable laws and regulations; and the effect of climate change.

Further information regarding factors that could affect our financial condition and results of operations is included in "Item 3.D. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") and our report on Form 6-K furnished to the SEC on December 28, 2022, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC's web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

June 5, 2023
(Commencement Date of Electronic Provision Measures: May 25, 2023)
Securities code: 8411

To our shareholders

CONVOCATION NOTICE OF

THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be advised that the 21st Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. will be held as set forth below.

We will be broadcasting the meeting live to shareholders over the Internet. If you wish to watch the live broadcast or are unable to attend the meeting, we respectfully request that you exercise your voting rights in advance via the Internet or in writing.

At the time of the convocation of this Ordinary General Meeting of Shareholders, electronic provision measures have been taken, and the information contained in the reference materials, etc. for this ordinary general meeting of shareholders (the "Matters for Electronic Provision Measures") were posted on our website under the title "Convocation Notice of the 21st Ordinary General Meeting of Shareholders". We request that you access the information by visiting **our website** indicated below.

In addition to the above, as the Matters for Electronic Provision Measures are also posted on the website of the Tokyo Stock Exchange (TSE), we request that you access the information by visiting the **TSE website** indicated below **("Listed Company Search")**, and enter and search for our issue name (company name) or securities code and select "Basic information" and "Documents for public inspection/PR information."

Our website
https://www.mizuhogroup.com/investors/financial-information/stock-information/meeting
TSE website (Listed Company Search)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

Masahiro Kihara
President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome,
Chiyoda–ku, Tokyo

Details

1. **Date and time:**   **10:00 a.m. on Friday, June 23, 2023 (doors open at 9:00 a.m.)**

2. **Venue:**   **Tokyo International Forum (Hall A)**
   5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. **Purpose of the Meeting:**

Matters to be reported:

Report on the Business Report for the 21st fiscal year (from April 1, 2022 to March 31, 2023), on the consolidated financial statements, on the non-consolidated financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee

Matters to be resolved:

Company Proposal

Proposal 1: Appointment of fourteen (14) directors

Shareholder Proposal

Proposal 2: Partial amendment to the Articles of Incorporation (issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050)

-End of notice-

If any revision is required with respect to the Matters for Electronic Provision Measures, the revised information will be posted on the respective websites.

Message from the Group CEO

As President & Group CEO of Mizuho Financial Group, Inc., I would like to express our deep appreciation for your continued interest and support. I send herewith our convocation notice of the 21st Ordinary General Meeting of Shareholders to be held on Friday, June 23, 2023.

Results of operations in fiscal year 2022

In the fiscal year 2022, while demand continued to recover due to factors such as the transition to a world of living with COVID-19, we faced global inflation triggered by structural shifts in the labor market, natural resource supply constraints caused by the situation in Ukraine and other factors. In addition, the impact of the heightened pace of monetary tightening, which is centered on Europe and the United States, materialized and the outlook for the global economy remained uncertain.

Under such circumstances, the results of operations of the group for the fiscal year 2022 were strong, driven by our Customer Group, which recorded their highest profits since the introduction of the in-house company system. The Consolidated Net Business Profits[*] experienced a downward swing relative to the target due to our efforts to improve the portfolio of the Markets Group; however, excluding the impact from the downward swing, we exceeded our target of JPY 860 billion for this fiscal year, and attaining our target under the 5-Year Business Plan (JPY 900.0 billion for fiscal year 2023) is in sight. In addition, we were able to exceed our target of JPY 540 billion in relation to Profit Attributable to Owners of Parent for this fiscal year.

[*] Consolidated Net Business Profits + Net gains or losses related to ETFs and others (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated).

With our strong results of operations, we made steady progress on accumulating capital, and in accordance with our shareholder return policy of a dividend payout ratio of 40%, we have increased the dividend payout for two consecutive fiscal years (annual cash dividend of JPY 85) following the fiscal year 2021.

Revision of our Corporate Identity and launch of the new medium-term business plan

In addition to megatrends such as digitalization, the declining birthrate, the aging population, and globalization, we have also been witnessing the advancement of inflation worldwide, which has resulted in rapid monetary tightening and financial instability in Europe and the United States. The global spread of COVID-19 has ushered in changes in people's behaviors, values and awareness of various issues. There is growing demand for a sustainable society, as well as rapid development of technology such as AI. Irreversible structural changes in the economy and society are underway; customer behavior and corporate activities are changing fast and on a large scale.

In a business environment where circumstances surrounding us change drastically and the complexity thereof increases, I held thorough discussions with many directors, executive officers and employees on how we could contribute to resolving the challenges faced by our clients and society while also realizing growth, what we envision as a company, what kind of world we aim for ten years in the future in order to achieve our vision, and what we imagine ourselves to be.

As a result of this process, we redefined our Corporate Identity, which is the foundation of what it means to be a director, executive officer or employee of the Mizuho group. In addition, upon determining the direction of the company's long-term growth strategy, we established a new medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the 5-Year Business Plan (FY2019 to FY2023). The targets of the new medium-term business plan are based on the assumption that the 5-Year Business Plan's final year targets will be met.

Proactively innovate together with our clients for a prosperous and sustainable future.

This motto, which is the Purpose we have launched, stemmed from our wish to possess foresight and address the needs of our clients and changes in society and create a new solution for such issues together; and to contribute to the revitalization of Japan and sustainable growth of the world, in turn realizing our growth through these initiatives.

The new medium-term business plan puts forth the company's long-term vision for the world, centering on personal well-being and the achievement of a sustainable society and economy to support it. We used backcasting to determine our aim for the world in 10 years and then identified the strategies that should be the focus of our attention in order for us to attain our long-term vision. The three years of the new medium-term business plan will be focused on connecting the initiatives being carried out across the company and creating new solutions to the challenges facing our clients and society as a whole. During this period, our basic policy will be to contribute to the revitalization of Japan and to sustainable global growth. Through this policy, we will build the cornerstone of future prosperity, centering on sustainability, together with our clients and society.

All of our directors, executive officers and employees will make concerted efforts to fully accomplish this medium-term business plan under our new Corporate Identity.

In conclusion

I have recently made an announcement on the direction we should head towards, such as the revision of our Corporate Identity and the launch of our new medium-term business plan. We would appreciate it if you could share your opinions with

us in the form of prior questions or an exercise of voting rights at the General Meeting of Shareholders.

Finally, we appreciate your continued support and will do everything in our power to exceed your expectations.



Masahiro Kihara, President & Group CEO
Member of the Board of Directors
Mizuho Financial Group, Inc.

1 Results of Operations and Dividend

Results of operations: Achieved our target of JPY 540 billion

- Even though the Markets Group saw a decline in profits after realizing losses on foreign bonds, the results of operations were supported by the strong earnings of the Customer Groups.

Highlight of financial results

(JPY billion)

	FY2022	Y o Y
Consolidated Net Business Profits[1]	807.1	(46.0)
Customer Groups[2]	769.3	48.8
Markets Group[2]	62.4	(90.2)
Profit Attributable to Owners of Parent	555.5	25.0
Consolidated ROE[3]	6.6%	0.2%
Common Equity Tier 1 capital ratio (Basel III finalization fully-effective basis)[4]	9.5%	0.2%



▌Consolidated Net Business Profits (JPY billion)

	FY2019	FY2020	FY2021	FY2022
Total	672.5	799.7	853.1	807.1
Customer Groups	478.8	580.3	720.5	769.3

Markets Group and others

Notes

1: Consolidated Gross Profits (including Net Gains (Losses) related to ETFs and others) - G&A Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments.

2: New management accounting rules were applied in fiscal year 2022. Figures for YoY were recalculated based on the new rules.
The amount in respect of Customer Groups is the sum total of JPY 73.3 billion for Retail & Business Banking Company (decrease of JPY 21.7 billion YoY), JPY 311.3 billion for Corporate & Institutional Company (increase of JPY 14.7 billion YoY), JPY 371.3 billion for Global Corporate Company (increase of JPY 62.8 billion YoY) and JPY 13.4 billion for Asset Management Company (decrease of JPY 7.0 billion YoY). The amount in respect of Markets Group is that of Global Markets Company.

3: Excluding Net Unrealized Gains (Losses) on Other Securities.

4: Basel III finalization fully-effective basis (excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions)

Dividend: Dividend increased for two consecutive fiscal years

- Following fiscal year 2021, we decided to increase our dividend for two consecutive fiscal years, based on our strong business performance and a dividend payout ratio of 40%, which is a guide taken into consideration in our shareholder return policy.

Cash dividend for fiscal year 2022

	FY 2022	Y o Y
Annual cash dividend	**JPY 85**	+JPY 5
Interim cash dividend	**JPY 42.5**	+JPY 2.50
Fiscal year-end cash dividend	**JPY 42.5**	+JPY 2.50

Date of sending of financial statements	Payment commencement date for fiscal year-end cash dividend
June 5, 2023	**June 6, 2023**



| Cash dividend per share of common stock*

Two consecutive fiscal years

	FY2019	FY2020	FY2021	FY2022
	JPY75	JPY75	JPY80	JPY85
Dividend payout ratio	42%	40%	38%	38%

Shareholder return policy

Progressive dividends being our principal approach while executing flexible and intermittent share buybacks.

- As for dividends, we will decide based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration.

- As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.

* Past dividends reflect the impact of the share consolidation of common stock that was implemented effective as of October 1, 2020.

Message to our shareholders (stakeholders)

2 Purpose

"Proactively innovate together with our clients for a prosperous and sustainable future."

We reflected on our history and raison d'être and held numerous discussions on ways that we can resolve the challenges facing our customers and society while also realizing growth. As a result of this process, we have redefined our Corporate Identity, being the foundation of what it means to be a director, executive officer or employee of the Mizuho group, and have established our Purpose, which is to "proactively innovate together with our clients for a prosperous and sustainable future."



Mizuho's
Corporate Identity
Values
Purpose
Corporate
Philosophy
Values
Our values and action principles designed to realize our Purpose
Be a catalyst for change.
Integrity ······Act as a trusted partner by always upholding solid moral principles.
Passion·······Work with enthusiasm and dedication.
Agility ·········Adapt to change and take prompt action.
Creativity·····Drive innovation and think outside the box.
Empathy······Embrace diverse perspectives and collaboration to gain new insight.
Purpose
The Mizuho group's raison d'être
Proactively innovate together with our clients for a prosperous and sustainable future.
Corporate Philosophy
Fundamental approach to corporate activities
Operating responsibly and transparently with foresight, Mizuho is deeply committed to serving client needs, enabling our people to flourish, and helping to improve society and the communities where we do business.

Mizuho traces its roots back to three of Japan's oldest banks, one of which was First National Bank. The earliest of its kind in Japan, 150 years have passed since First National Bank was founded in 1873.

With the qualitative changes in globalism, a rapid increase in ESG awareness, the social change that accompanies technological advancements, and the acceleration of Japan's declining birthrate and aging society, we find ourselves in increasingly uncertain times. There is no solution to be found in carrying on as we have in the past. To pave the way to the future, Japan—together with the rest of the world—must rise to many challenges.

Going forward, we will need to consistently create innovative solutions at an unprecedented pace while working together with people from all kinds of professional backgrounds.

The foresight and integrity of many of Japan's early industrialists and entrepreneurs, such as Eiichi Shibusawa and Zenjiro Yasuda, have left their mark on Mizuho's DNA. We have a legacy of striving for socioeconomic development. Fast-forwarding to the present day, we have the drive to keep one step ahead of change and create new value.

It is in this context that we have defined Mizuho's corporate purpose: "**Proactively innovate together with our clients for a prosperous and sustainable future**."

This purpose means we align ourselves with each customer's efforts toward achieving their goals and aspirations, and when doing so we use our finance and consulting capabilities to contribute to making the world a better place. It means we work towards a sustainable future together with corporate clients that are pushing themselves to develop new technologies and businesses, through collaborations with other companies and through business and finance support. And it means that we connect all our people, and that each day we are innovating and improving through new perspectives and contributing to a brighter future.

We will challenge ourselves, while supporting the endeavors of our clients, to co-create a prosperous future.

With renewed determination, we have put this purpose into words.

Proactively innovate together with our clients for a prosperous and sustainable future.

Message to our shareholders (stakeholders)

3 New Medium-term Business Plan

Looking ahead 10 years from now and beyond: Launch of the new medium-term business plan

In light of the drastic changes in and increasing complexity of the business environment, we reconsidered at Mizuho how we could best help resolve the challenges facing our clients and society while also realizing growth. In addition, upon contemplating the world we aim for 10 years from now through backcasting from our vision for the world, we established a new medium-term business plan (FY2023 to FY2025) beginning this fiscal year, one year before the originally scheduled completion of the 5-Year Business Plan.


5-Year Business Plan
(FY2019 to FY2023)
One year ahead of schedule
New medium-term business plan
(FY2023 to FY2025)
The world we aim for 10 years from now
Mizuho's vision for the world
Creating new solutions and making the most effective use of corporate resources
Personal well-being
A sustainable society and economy
Development towards an inclusive society
Penetration of innovative technology such as AI into society
Improved commercial competitiveness and domestic economic growth
Global sustainability
Three-pillar structural reform (finance structure, business structure and corporate foundations)
Business focus areas
Enhancing our corporate foundations which support our growth

Mizuho's vision for the world and the world we aim for 10 years from now



Mizuho's vision for the world

Personal well-being

- Realizing a society in which people can live vibrantly without concern about the future
- Coexistence of human beings and technology

A sustainable society and economy

- Japan's recovery of its global competitiveness through overcoming social issues
- Realizing global sustainability

Priority areas for resolving societal issues and accomplishing sustainable growth

The world we aim for 10 years from now

- Development towards an inclusive society
- Penetration of innovative technology such as AI into society
- Improved commercial competitiveness and domestic economic growth
- Accelerated moves in the direction of sustainability

Business focus areas

- Support for the doubling of asset-based income
- Enhancing customer touchpoints
- Enhancing the competitiveness of Japanese companies
- Sustainability and innovation
- Global Corporate & Investment Banking (CIB) business model

Basic policy of the new medium-term business plan



Three years of connecting the initiatives being carried out across Mizuho and creating new solutions to the challenges facing our clients and society as a whole

Make the most effective use of corporate resources
through a flexible business development approach that centers on sustainability
Together with our clients and society, build the cornerstone of future sustainable growth and prosperity

Business focus areas

- Support for the doubling of asset-based income
- Enhancing customer touchpoints
- Enhancing the competitiveness of Japanese companies
- Global Corporate & Investment Banking (CIB) business model
- Sustainability and innovation

Enhancing our corporate foundations which support our growth

- Corporate culture transformation
- Human capital enhancement
- Digital transformation
- IT reforms

Maintenance of stable business operations

Targets of the new medium-term business plan (FY2025)

Consolidated ROE[1]: over 8%

In order to create a path to our future price book-value ratio (PBR) being over 1, we aim for ROE to be over 8% after three years as a concrete step to improve ROE over the medium to long term.

1: Excluding Net Unrealized Gains on Other Securities.

Consolidated Net Business Profits[2]: JPY 1 - 1.1 trillion

Focusing on Mizuho's priority areas for resolving societal issues facing our clients and society and accomplishing sustainable growth, we aim for Net Business Profits to be JPY 1 - 1.1 trillion.

2: Consolidated Net Business Profits + Net gains or losses related to ETFs and others (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated).

Engagement score[3]: 65%   Inclusion score[3]: 65%

We set the enhancement of human capital and the transformation of corporate culture, as targets, to support resolving societal issues and accomplishing sustainable growth.

3: Overall score based on the positive response rate for the Staff Survey.

Engagement: Supportive workplace; sense of achievement; motivation to voluntarily contribute to the organization; and pride in one's work.

Inclusion: Fulfillment of one's potential; employee-to-employee connections; sense of oneself; and sense of unity.

Message to our shareholders (stakeholders)

4 Stable Business Operations

Stable business operations

After their formation and fruitful implementation, inspections and other improvement measures have since established themselves as self-governed practices in the workplace. We will continue with our initiatives to maintain effectiveness.

Where we stand


End of FY2022
Formation & Implementation of initiatives
Maintenance
Continuation
Establishment in the workplace

System Failures - Prevention

I System maintenance

	Actions taken/Area of improvement	Current status[2]
System failure[1]	—	• **No. of Failures – 2** (none in Q4) - 11 between 02/28/21 and end of FY21
Hardware- related	• **Finished inspections** - 380 additional preventive replacements[3] - Completed for all 95 systems4	• **No. of Failures – 1** - 5 between 02/28/21 and end of FY21
Software- related	• **Software releases Strengthened check structure** • **Confirmed knock-on effect**	• **No. of Failures – 0** - 2 between 02/28/21 and end of FY21
Performance- related	• **System resources Overall enhancement and monitoring improvement**	• **No. of Failures – 1** - 2 between 02/28/21 and end of FY21

I IT governance

	Actions taken/Area of improvement	Current status[2]
Understanding the frontline situation/Personnel management	• **Dissemination of personnel management** • **Accumulation of employees' feedback and the full-scale start of the**	• **Employee awareness is improving** - Improvement in the frontline perception of middle-management-level

	improvement cycle - 1,500 staff interviews - 60 management-frontline dialogues	employees - The response rate for the staff survey for IT employees increased to about 80% by the end of 4Q.
Resource allocation	• **Securing necessary management resources, such as IT investments and expenses**	
Risk management	• **Enhancement of failure analysis**	

System Failures - Response Enhancement

I Initial Response Time

	Actions taken/Area of improvement	Current status[2]
Timelapse between detection and response	• **Rigorous initial response operations** • **Training using actual machines** - 411 times • **Visualization of systems and operations** - Main 30 operations/second round started	• Generally **within 30 minutes** - Target range: within 1 hour
External announcement		• Most recently **within 1 hour**
System recovery		• **No. of cases** taking >3 hours: **0** - 10 between 02/28/21 and end of FY21
Transactions processed the next day due to system failures5		• **2 cases** - 7 between 02/28/21 and end of FY21

I ATM Failure Response

	Actions taken/Area of improvement	Current status[2]
Number of ATMs out of service	• **Improvement of ATM functionality** - Installation of cameras with speakers at all ATM sites - Improvement of specifications for capturing of bankbooks and cards	• **29 units at most**[6] - 02/28/21: 4,318
Bankbook and card captures		• **0 cases** - 02/28/21: 5,244

I Legal Compliance

- **Establishment of procedures/structures** related to foreign exchange laws and regulations**; multi-layered initiatives to promote/ensure the penetration of essential understanding**, including message transmission and workshops
  - Clarifying the basic approach and action guidelines and communicating these to all employees as a message from the GCEO; head of divisions and general managers also transmitting messages in response to the actual situation of the front lines
  - Inspection activities by the front lines and head office, confirmation of initiatives through

I Implementing Supervisory Functions

- **Enhancement of multi-faceted information-gathering capabilities** by outside directors and **expertise** of the Board of Directors, to **enhance effective governance structure** in entire group
  - Close exchange of opinions with the top management of major group companies, visits and communication with front offices, MHRT[7] offices, head office etc.
  - Nominated new candidates for outside directors, including ones with technology expertise
- In light of the above, **continued improvement activities based on the**

emergency drills and workshops at frontline departments and branches
• **Reinforcement of the self-governed actions** of the front lines and head office by reviewing training programs based on the level of understanding and changes in behavior, along with expanding inspections beyond the scope of foreign exchange laws and regulations

evaluation process of the effectiveness[8] of the Board of Directors for the enhancement of supervisory functions

1: System failures with significant impact (only domestic impact, excluding externally caused)
2: Actual result of April 2022 to March 2023
3: Preventive replacement of disks, etc., based on detected signs found through inspection
4: Inspection to find problems or things to be improved for system behavior at the time of switching to backup when failure occurs
5: Number of domestic system failures that resulted in transactions that should have been processed on the current day but were processed on the following day in part, including transactions in progress, etc. The number of affected transactions has also decreased from a few thousand to less than one hundred
6: February 2, 2023: Impact of external line network failure; restored within 46 minutes by implementing the line switchover
7: Mizuho Research & Technologies, Ltd.
8: Corporate Governance Report, Supplementary Principle [4.11.3]
   https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/who-we-are/governance/governance/g_report/g_report.pdf

5 Corporate Governance System

Promote establishment of a stronger governance system

Mizuho Financial Group has adopted a Company with Three Committees model of corporate governance based on its belief that it is the most effective system to realize its basic policy concerning the following corporate governance system. By having various committees comprised mainly of outside directors, Mizuho Financial Group is building a coporate governance system that adequately utilizes the points of view of personnel outside of the Company.

Basic policy

Ensuring the separation of supervision and management	Secure the effectiveness of corporate governance by ensuring the separation of supervision and management and making supervision of the management, such as the execution of duties by executive officers (as defined in the Companies Act), the primary focus of the Board of Directors
Delegating decisions on business execution to the executive officers (as defined in the Companies Act)	Make it possible for the management to make swift and flexible decisions and realize expeditious corporate management by enabling the Board of Directors to delegate decisions regarding business execution to the executive officers (as defined in the Companies Act) to the greatest extent possible
Securing independence of management supervision	Utilize committees and other forms of oversight, comprised mainly of outside directors who are not members of the management of Mizuho, and secure transparency and fairness in decision-making processes regarding the appointment and dismissal of, and compensation for, the management as well as ensure effective supervision of the management
Adopting global standards	At the holding company level, actively adopt operations and practices regarding corporate governance that are endorsed globally

Diagram



Mizuho Financial Group (Holding Company) (As of the appointment for FY2021)

General Meeting of Shareholders

Supervision

Appointment of directors

Determines the content of proposals regarding the appointment and dismissal of directors

Board of Directors

Outside directors:
Chairman

Internal non-executive directors:

Internal directors who concurrently serve as executive officers:

In principle, the Chairman is to be an outside director. Non-executive directors are to comprise a majority of the directors.

Outside Director Session

Determines compensation

Audits the execution of duties

Nominating Committee
Chairman
In principle, all members are to be outside directors.

Compensation Committee
Chairman
In principle, all members are to be outside directors.

Audit Committee
Chairman
Outside directors are to comprise a majority of members.

Human Resources Review Meeting

Risk Committee

System Failure Response Evaluation Committee

- Appoints and dismisses executive officers
- Delegates decisions on business execution
- Supervises the execution of duties

Audits the execution of duties by executive officers

Determines the compensation for executive officers

Management   **Executive officers**   **President & Group CEO**
Makes decisions on business execution, based on delegation from the Board of Directors, and implements business execution

Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities

General Meeting of Shareholders

Board of Directors

Audit and Supervisory Committee

Collaborate

Board of Directors

Number of meetings in FY2022	Average attendance
24	**100%**

Chairman
Izumi Kobayashi

Role	The Board of Directors makes decisions on business execution such as the basic management policy and supervises directors and executive officers (as defined in the Companies Act).
Composition	6 outside directors and 6 internal directors (including 2 non-executive directors)
Major agenda items for FY2022	• Revision of our Corporate Identity and other related matters and formulation of the next medium-term business plan. • Establishment of a new group-based human resources system • Status of the initiatives for sustainability. • Progress of the business improvement plan and related matters • Assessment of the significance of Mizuho Financial Group's cross-shareholdings of other listed companies. • Report on the status of the performance of duties (current initiatives and recognition of issues) by top management of major subsidiaries.
Main points	• In fiscal year 2022, the Board of Directors had, in particular, discussions focused on our Corporate Identity and growth strategy to be relied on by directors, executive officers and employees so that the group can proceed to the next stage, and held a series of discussions regarding areas such as IT systems, anti-money laundering and combating the financing of terrorism (AML/CFT), as well as cybersecurity and fiduciary duties, which are areas that will serve as the basis for such corporate philosophy and growth strategy. • More specifically, opinions were expressed regarding the importance of employee participation in the formulation process of our Corporate Identity and the need for sharing our cause of contributing to economic and social development with employees, and dialogue and opinion exchange were also held between outside directors and members of our employee working groups. • With respect to the growth strategy and medium-term business plan, the Board of Directors held active discussions from multifaceted perspectives on matters such as the need to clarify the role that the group should play in the medium- to long-term vision of society, and the business portfolio, or strengths and characteristics, that will help fulfill such role, and to formulate a plan that considers price book-value ratio (PBR), return on equity (ROE) and price earnings ratio (PER), and the need for the global expansion and utilization of technology for the growth strategy.

Nominating Committee

Chairman
Tatsuo Kainaka

Number of meetings in FY2022	Average attendance
12	**100%**

Role	Among other things, the Nominating Committee makes decisions on the content of proposals regarding the appointment and dismissal of directors that are submitted to general meetings of shareholders.
Composition	5 outside directors (Outside director ratio: 100%)
Major agenda items for FY2022	● Approach to the composition of the Board of Directors (including a skills matrix therefor). ● Succession of outside directors, and director nominations and appointments (at Mizuho Financial Group and its subsidiaries) for fiscal year 2023. ● Succession of the Group CEO.
Main points	● In fiscal year 2022, the Nominating Committee held, in particular, a series of discussions regarding the composition and ideal form of succession of the Board of Directors at Mizuho Financial Group and its subsidiaries in order to more effectively perform its supervisory functions based on the group's growth strategy. ● More specifically, opinions were expressed regarding the importance of skills, gender and other diversity factors in light of the changes in the internal and external environment. In addition, the Nominating Committee held active discussions from multifaceted perspectives on matters such as the need for planned succession of directors in light of the portfolio of the Board of Directors as a whole, the terms of office of outside directors, and other factors at Mizuho Financial Group and its subsidiaries.

Compensation Committee

	Number of meetings in FY2022	Average attendance
Chairman **Masami Yamamoto**	**8**	**100%**

Role	The Compensation Committee determines the basic policy for determination of executive compensation and the compensation for each individual director and executive officer (as defined in the Companies Act) and conducts other matters.
Composition	3 outside directors (Outside director ratio: 100%)
Major agenda items for FY2022	● Review of the executive compensation system in light of the internal and external environment. ● Determination of performance-linked compensation for fiscal year 2021. ● Determination of the compensation for each individual director and executive officer (as defined in the Companies Act).
Main points	● In fiscal year 2022, in particular, based on the discussions by the Board of Directors and other governance bodies regarding our new Corporate Identity and growth strategy, the Compensation Committee held a series of discussions regarding the ideal executive compensation system that will provide an incentive for directors and executive officers to work together to carry out their respective functions to the fullest. ● More specifically, opinions were expressed regarding the need for an incentive compensation system that enables directors and executive officers to be more conscious of medium- to long-term growth and the need to incorporate evaluation indicators that consider multistakeholders, including customers, economy and society and employees, into incentive compensation. In addition, the Compensation Committee held active discussions from multifaceted perspectives on matters such as an evaluation that will encourage the individual directors and executive officers not only to demonstrate their capabilities in their respective areas of responsibility, but also to play a leadership role from the perspective of "total optimization" that transcends their respective areas of responsibility.

Audit Committee

Chairman
Takashi Tsukioka

Number of meetings in FY2022	Average attendance
19	**100%**

Role	The Audit Committee audits the legality and appropriateness of the execution of duties by directors and executive officers (as defined in the Companies Act).
Composition	3 outside directors and 1 internal non-executive director (Outside director ratio: 75%)
Major agenda items for FY2022	• Status of internal controls over financial reporting. • Status of efforts to strengthen internal management systems. • Status of initiatives to ensure stable business operation. • Status of the progress of priority measures in each in-house company. • Status of efforts to reform the corporate culture.
Main points	• In fiscal year 2022, the Audit Committee held, in particular, a series of discussions from the perspective of whether resources were allocated appropriately based on the risk recognition concerning the domestic and foreign environment when the group's priority measures were implemented, and whether management's message has been entrenched, in order to ensure a stable business operation system. • In terms of specific activities, the Audit Committee checked the status of progress of priority measures in the group, risk recognition, and efforts to strengthen internal management systems through on-site inspection of branches and offices of our subsidiaries in addition to hearing and exchanging opinions with directors, executive officers and employees. • The Audit Committee conducted effective and efficient auditing on the group basis by sharing risk recognition in a timely manner through enhanced communication with the Internal Audit Group, in addition to closely collaborating with the accounting auditors and the Audit & Supervisory Committee of our major subsidiaries.

Risk Committee

Chairman
Hisaaki Hirama

	Number of meetings in FY2022	Average attendance
	10	**100%**

Role	The Risk Committee provides suggestions to the Board of Directors regarding decision-making and supervision relating to risk governance.
Composition	1 outside director, 2 external experts and 1 internal non-executive director
Major agenda items for FY2022	● Selection of top risks and the direction of the risk appetite framework (RAF) operations. ● Status of comprehensive risk management and RAF operations. ● Status of sustainability initiatives. ● Management of system risk and the status of cybersecurity initiatives.
Main points	● In fiscal year 2022, the Risk Committee held, in particular, a series of discussions regarding the appropriateness of the group's current risk management, and also the framework of the group's risk management and how it should be operated by capturing changes in the domestic and foreign environment from a forward-looking perspective. ● More specifically, in addition to discussions regarding sophistication of the framework of the group's risk management and monitoring indices with respect to the management of RAF and comprehensive risk, opinions were expressed regarding the importance of reviewing the top risks and scenario adeptly as necessary, taking into consideration the uncertain environment. ● In addition, with respect to sustainability, to improve climate-related risk management, the Risk Committee held active discussions from multifaceted perspectives on matters such as the need to implement risk control for carbon-related sectors over a long-term timeframe that takes into consideration the perspective of supporting the decarbonization of clients, how client engagements should be monitored, and the importance of policy engagement.

Human Resources Review Meeting

	Number of meetings in FY2022	Average attendance
	10	**100%**

Chairman
Masahiro Kihara

Role	The Human Resources Review Meeting holds deliberations over plans for the appointment and dismissal of MHFG's executive officers (as defined in the Companies Act) to be determined by the Board of Directors.
Composition	5 outside directors and Group CEO
Major agenda items for FY2022	• Appointment of executive officers to new posts established during the current period. • Determining the requirements of personnel regarding key posts and status of successions. • Appointment of executive officers in fiscal year 2023.
Main points	• In fiscal year 2022, the Human Resources Review Meeting held, in particular, a series of discussions on the status of workforce pooling and training from the perspective of the ideal figure required for each post and also the selection of management teams based on the current environment from the perspective of ensuring a stable succession of key posts that support the medium- to long-term growth of the group. • More specifically, opinions were expressed regarding the need to enhance the next generation of the workforce pool, including ensuring diversity such as gender, and other specific areas which trainings should be focused on. In addition, active discussions were held from multifaceted perspectives on matters such as development of an efficient business execution system and future successions or allocation of personnel that will contribute to strengthening in-field capabilities with respect to appointment of executive officers.

System Failure Response Evaluation Committee

	Number of meetings in FY2022	Average attendance
	9	**100%**

Chairman
Tatsuo Kainaka

Role	The System Failure Response Evaluation Committee continuously monitors the progress of measures to prevent further incidents of system failure and to what extent they have taken root, and reports the status to the Board of Directors.
Composition	4 outside directors (Outside director ratio: 100%)
Major agenda items for FY2022	● Status of the progress of the business improvement plan. ● Status of the efforts to strengthen IT governance. ● Status of the new initiatives to understand the actual situation in the field and to strengthen in-field capabilities.
Main points	● In fiscal year 2022, the System Failure Response Evaluation Committee reviewed, in particular, the progress of the business improvement plan, and also held discussions from the perspective of whether recognition of issues regarding the backdrop of the measures to prevent further incidents and initiatives thereof are established and instilled to the actual field of practice. ● In terms of specific activities, the System Failure Response Evaluation Committee, in addition to hearing and exchanging opinions with directors, executive officers and employees from Mizuho Financial Group, Mizuho Bank and Mizuho Research & Technology (MHRT), visited MHRT development/operations for an on-site inspection and held dialogue with directors, executive officers and employees of MHRT, observed training assuming system failure, held dialogue with directors, executive officers and employees responsible for crisis-management and exchanged opinions with directors experienced in IT and IT systems outside MHRT. The System Failure Response Evaluation Committee held active discussions from multifaceted perspectives on matters such as the status of establishment of measures to prevent recurrence and issues to be addressed in the future.

Reference materials for the General Meeting of Shareholders

Company proposal

Proposal 1: Appointment of fourteen (14) directors

The term of office of the twelve (12) directors appointed at the 20th Ordinary General Meeting of Shareholders will expire at the closing of this Ordinary General Meeting of Shareholders. Therefore, we propose the appointment of fourteen (14) directors in accordance with the determination by the Nominating Committee.

All eight (8) of the outside director candidates satisfy the "Independence Standards of Outside Directors of Mizuho Financial Group" established by Mizuho Financial Group. (For an overview of the independence standards above, please see page 63 to 64.)

Candidates for members of the Board of Directors

Candidate No.	Candidate's Name			Year of appointment	Current title at Mizuho Financial Group
1	Yoshimitsu Kobayashi	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors
2	Ryoji Sato	Male	Reappointment / Independent Outside Director	2020	Member of the Board of Directors
3	Takashi Tsukioka	Male	Reappointment / Independent Outside Director	2021	Member of the Board of Directors
4	Kotaro Ohno	Male	New appointment / Independent Outside Director	-	-
5	Hiromichi Shinohara	Male	New appointment / Independent Outside Director	-	-
6	Masami Yamamoto	Male	Reappointment / Independent Outside Director	2019	Member of the Board of Directors
7	Izumi Kobayashi	Female	Reappointment / Independent Outside Director	2017	Member of the Board of Directors Chairman of the Board of Directors
8	Yumiko Noda	Female	New appointment / Independent Outside Director	-	-
9	Seiji Imai	Male	Reappointment / Internal Non-Executive Director	2021	Chairman (*Kaicho*), Member of the Board of Directors
10	Hisaaki Hirama	Male	Reappointment / Internal Non-Executive Director	2019	Member of the Board of Directors
11	Masahiro Kihara	Male	Reappointment / Executive Director	2022	Member of the Board of Directors President & Group CEO (Representative Executive Officer)
12	Makoto Umemiya	Male	Reappointment / Executive Director	2017	Member of the Board of Directors Deputy President & Senior Executive Officer (Representative Executive Officer)
13	Motonori Wakabayashi	Male	Reappointment / Executive Director	2019	Member of the Board of Directors Senior Executive Officer

14	Nobuhiro Kaminoyama	Male	Reappointment / Executive Director	2021	Member of the Board of Directors Senior Executive Officer

Composition of the Board of Directors and approach to considering candidates for members of the Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to fulfill the role of appropriately implementing governance functions across the group and across subsidiaries under the group's management. As such, our Board of Directors is composed of an appropriate balance of internal directors who have insight into the group's business model, and outside directors who possess complex and diverse perspectives that we may not have within the group.

If the Proposal 1 is approved as proposed at this Ordinary General Meeting of Shareholders, the diversity of the Board of Directors will be enhanced by increasing the number of female directors by one, in addition to having outside directors constitute a majority.



Percentage of outside directors	Percentage of outside and non-executive directors	Percentage of female directors
50.0% → **57.1%**	66.7% → **71.4%**	8.3% → **14.3%**

The criteria for appointing a director are established in our "Corporate Governance Guidelines"; however, in light of the recent revision of the group's "Corporate Philosophy" and the review and formulation of a new medium-term business plan that takes into account the direction for the growth we will pursue over the long term, Mizuho Financial Group has clarified the skills that the Board of Directors as a whole should possess in order to ensure speedy corporate management and appropriate supervisory functions toward the realization of such plan. The details are as follows:



Characteristics of the Board of Directors of MHFG
- The Board of Directors is dedicated to "supervising" management to the maximum extent possible (i.e., separation of supervision and management)
The aim of the group
Mizuho's vision for the world "Personal well-being" "Sustainable society and economy"
Mizuho's Purpose Proactively innovate together with our clients for a prosperous and sustainable future.
Priority areas for the new medium-term business plan
Focus areas (business)
Support for the doubling of asset-based income
Enhancing customer touchpoints
Enhancing the competitiveness of Japanese companies
Sustainability & innovation
Global CIB business model
Enhancing our corporate foundations
Corporate culture transformation
Human capital enhancement
Digital transformation
IT reforms
Maintenance of stable business operations
Skills that the Board of Directors as a whole should possess
Management
Risk Management / Internal Control
Financial Control / Accounting
Basic elements required for supervision
Finance
Human Resources / Organization
IT / Digital
Sustainability
Global
Basic elements based on Mizuho's business strategies

Management	We believe that the experience of management, especially as a member in executive management in a large corporation and other companies, is necessary to fulfill the supervisory function of the group.
Risk Management / Internal Control	We believe that professional experience in and knowledge of risk governance and internal control in corporations, auditing firms, and/or in the legal profession are necessary for supervision to ensure fair corporate activities and sound business operations by management.
Financial Control / Accounting	We believe that experience as a CFO or person with similar responsibility in corporations and professional experience and knowledge as a certified public accountant or as a member of a similar profession are necessary to oversee management, which aims to build a sound financial base, pursue capital efficiency and realize growth strategies.
Finance	We believe that knowledge of the financial business, backed by, among others, business experience at financial institutions, is necessary to fulfill the supervisory function of the group, which has banking, trust, and securities businesses at its core.
Human Resources / Organization	The group considers "human resources" to be one of the key corporate resources that will support future growth, and believes that experience in and knowledge of, among others, the development of executive managers, human resources and organizations are necessary from the perspective of appropriately overseeing efforts by management to transform human capital and corporate culture.
IT / Digital	We believe that experience and knowledge in, among others, technological and business development in the IT and digital fields are necessary to fulfill the group's supervisory function, as they are the foundation for customers to use the group's services with peace of mind and are also key to the group's future competitiveness.
Sustainability	The group aims to achieve its own growth through facing social issues and contributing to their resolution, and we believe that experience in and knowledge of environmental and other sustainability-related operations are necessary to fulfill the supervisory function of the group.
Global	As the group is expanding its business globally and aims to contribute increasingly to the sustainable growth of the world, we believe that experience in, among others, management of global corporations overseas is necessary to fulfill the supervisory function of the group.

The table below lists the particular core skills of the (prospective) directors after this Ordinary General Meeting of Shareholders, in relation to the skills that the Board of Directors as a whole should possess. We believe that the Board of Directors as a whole would have the necessary skills in the event that Proposal 1 is approved as proposed. We also believe that each committee is equipped with the necessary skills based on their respective roles, including securing the knowledge of outside committee members at the meetings of voluntary committees.

[Skill Matrix of the Board of Directors]

Name	The skills that the Board of Directors as a whole should possess								Committees to be appointed (☆ Chairman of the committee)					
	Management	Risk Management / Internal Control	Financial Control / Accounting	Finance	Human Resources / Organization	IT / Digital	Sustainability	Global	Nominating Committee	Compensation Committee	Audit Committee	Risk Committee [2]	Human Resources Review Meeting	System Failure Response Evaluation Committee
Yoshimitsu Kobayashi	●	●			●		●	●	☆				●	
Ryoji Sato	●	●	●					●			●			●
Takashi Tsukioka	●	●			●			●	●	●	☆		●	●
Kotaro Ohno		●			●				●		●		●	●
Hiromichi Shinohara	●				●	●	●		●			●	●	●
Masami Yamamoto	●				●			●	●	☆			●	
Izumi Kobayashi [1]	●	●		●	●		●	●	●			●	●	☆
Yumiko Noda	●			●	●		●	●		●		●		
Seiji Imai				●			●	●						
Hisaaki Hirama		●	●	●			●				●	☆		
Masahiro Kihara	●	●	●	●				●					☆	
Makoto Umemiya			●	●		●								
Motonori Wakabayashi		●		●			●							
Nobuhiro Kaminoyama		●		●	●									

Notes
1: Chairman of the Board of Directors
2: The following two outside experts serve on the committee:
   Rintaro Tamaki (President, Japan Center for International Finance)
   Hiroshi Naka (Professor, the University of Tokyo Institute for Future Initiatives)

Candidate No. 1	Yoshimitsu Kobayashi	Reappointment / Independent Outside Director

Date of birth	November 18, 1946 (Age 76)	
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Human Resources Review Meeting	
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 4,384 shares Potential number of additional shares of common stock to be held: 4,807 shares	
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: The Nominating Committee: The Human Resources Review Meeting	24/24 meetings (100%) 12/12 meetings (100%) 10/10 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)	

Reason for appointment and summary of expected roles:

In addition to serving as Representative Director, Member of the Board, President and Chairperson of Mitsubishi Chemical Group Corporation, he has served as Chairperson of Japan Association of Corporate Executives, a member of the Council on Economic and Fiscal Policy, a member of the Industrial Competitiveness Council, a member of the Council for Science, Technology and Innovation and Chairman of the Council for Promotion of Regulatory Reform, among others. Currently, among others, he is actively performing the role of Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.. As a senior executive of a global corporation which has diverse business operations, he has practiced sustainability management from early in his career and has deep insight in corporate governance.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Tokyo Electric Power Company Holdings, Inc., where he serves as Chairman of the Board of Directors, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Tokyo Electric Power Company Holdings, Inc., and (ii) the percentage of gross profits gained through the business with group companies of Tokyo Electric Power Company Holdings, Inc. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, he provides opinions and suggestions on the composition of the Board of Directors of Mizuho Financial Group and its subsidiaries for enhancement of corporate governance of the group at the Nominating Committee. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory

functions by, among other matters, providing opinions on training on the frontlines from the point of view of increasing the effectiveness of business continuity management systems, and opinions and suggestions on personnel development in light of medium- to long-term business strategy and development of global business.

Brief personal record (major concurrent office indicated in bold)

December 1974	Joined Mitsubishi Chemical Industries Corporation (current Mitsubishi Chemical Corporation)
April 2005	Managing Executive Officer of Mitsubishi Chemical Corporation
April 2007	Representative Director, Member of the Board, President of Mitsubishi Chemical Holdings Corporation * Representative Director, Member of the Board, President and Chief Executive Officer, of Mitsubishi Chemical Corporation
June 2012	Outside Director of Tokyo Electric Power Co., Inc. (until March 2015)
April 2015	Chairman, Japan Association of Corporate Executives (until April 2019)
June 2015	Member of the Board, Chairperson of Mitsubishi Chemical Holdings Corporation *
September 2015	Outside Director of Toshiba Corporation (until July 2020)
June 2018	Chairman of Board of Directors, Outside Director of Toshiba Corporation (until July 2020)
June 2020	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2021	Member of the Board of Mitsubishi Chemical Holdings Corporation * (until June 2022) **Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc. (current)**

* Current Mitsubishi Chemical Group Corporation

Candidate No. 2	Ryoji Sato	Reappointment / Independent Outside Director

Date of birth	December 7, 1946 (Age 76)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Member of the System Failure Response Evaluation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 2,692 shares Potential number of additional shares of common stock to be held: 4,807 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%) The Audit Committee: 19/19 meetings (100%) The System Failure Response Evaluation Committee 9/9 meetings (100%)
Term in office as a director	3 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:
As he has served in positions such as Chief Executive Officer (CEO) of Deloitte Touche Tohmatsu LLC and Chairman of the Audit Committee of Toshiba Corporation, and he is currently active as a certified public accountant, he has auditing experience of various companies, including financial institutions, and experience of participating in the global management as the head of organizations who leads various lines of business, backed by his high level of expertise in finance and accounting.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Candidate's independence
He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

With respect to the relationship between him, as a certified public accountant, and the group, he has not received any money or proprietary benefit from the group other than executive compensation.

Activities on the Board of Directors and committees
By leveraging his deep insight and high level of expertise in finance, accounting and internal control systems, backed by his experience as Chief Executive Officer (CEO) of an audit firm and extensive experience as a certified public accountant, he provides opinions and suggestions at the Audit Committee on, among others, the desirable form of accounting audit that takes into account international trends, and development of specialists. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on such matters as the importance of growth strategies and financial targets which take into consideration the improvement of corporate value, and business operations and communications leading to maintenance and improvement of employees' motivation.

Brief personal record (major concurrent office indicated in bold)

April 1969	Joined Nikko Securities Co., Ltd (current SMBC Nikko Securities Inc.)
October 1971	Joined Tohmatsu Awoki & Co.*
February 1975	Registered as Certified Public Accountant
May 1983	Partner of Tohmatsu Awoki & Co.*
June 2007	Chief Executive Officer of Tohmatsu & Co.*
November 2010	Senior Advisor of Deloitte Touche Tohmatsu LLC (until May 2011)
September 2015	Outside Director of Toshiba Corporation (until June 2019)
July 2016	**Audit & Supervisory Board Member of Nippon Life Insurance Company (Outside Director (Audit & Supervisory Committee Member) from July 2022 (current))**
June 2020	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)

* Current Deloitte Touche Tohmatsu LLC

Candidate No. 3	Takashi Tsukioka	Reappointment / Independent Outside Director

Date of birth	May 15, 1951 (Age 72)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee Member of the Human Resources Review Meeting Member of the System Failure Response Evaluation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 1,313 shares Potential number of additional shares of common stock to be held: 2,880 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Compensation Committee: 8/8 meetings (100%) The Audit Committee: 19/19 meetings (100%) The Human Resources Review Meeting 10/10 meetings (100%) The System Failure Response Evaluation Committee 9/9 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:
As he has served as Representative Director, President and Chief Executive Officer, and Chairman and Representative Director of Idemitsu Kosan Co.,Ltd. and President of Petroleum Association of Japan, he has extensive knowledge and expertise pertaining to sustainability as a senior executive of a global corporation in the energy industry, and has extensive experience concerning transformation through corporate mergers and other means, risk management such as crisis management and engagement of employees who have diverse values.
We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence
He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees
By leveraging his extensive experience as a senior executive and deep insight in organizational management, as Chairman of the Audit Committee, he leads active discussion on various themes regarding audit, in addition to endeavoring to understand the state of affairs by communicating actively with directors, executive officers and employees in the group. In addition, at the Board of Directors Meeting, based on his experience as a senior executive, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on communication strategies with respect to stakeholders from the point of view of contributing to the vitality of the organization, the process of formulating and disseminating Mizuho's Corporate Identity, business strategies leading to gaining customers' trust, fiduciary duty and the role as a main bank.

Brief personal record (major concurrent office indicated in bold)

April 1975	Joined Idemitsu Kosan Co.,Ltd.
June 2007	Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2008	Managing Executive Officer and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2009	Director and General Manager of Supply & Logistics Department of Idemitsu Kosan Co.,Ltd.
June 2010	Managing Director and Managing Executive Officer and General Manager of Corporate Planning Department of Idemitsu Kosan Co.,Ltd.
April 2011	Managing Director of Idemitsu Kosan Co.,Ltd.
June 2012	Executive Vice President and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2013	Representative Director, President and Chief Executive Officer of Idemitsu Kosan Co.,Ltd.
April 2018	Chairman and Representative Director of Idemitsu Kosan Co.,Ltd.
June 2020	Special Advisor of Idemitsu Kosan Co.,Ltd.
June 2021	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2022	**Honorary Advisor of Idemitsu Kosan Co., Ltd. (current)**

* Outside Director of MITSUI-SOKO HOLDINGS Co., Ltd. (the proposal for his election is scheduled to be submitted to the ordinary general meeting of shareholders of MITSUI-SOKO HOLDINGS Co., Ltd. to be held in June 2023)

Candidate No. 4	Kotaro Ohno	New appointment / Independent Outside Director

Date of birth	April 1, 1952 (Age 71)
Current title and assignment at Mizuho Financial Group	-
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He has served in positions such as Vice-Minister of Justice, Superintending Prosecutor and Prosecutor-General, and he is currently active as an attorney-at-law. In addition, having served as the chairperson of the nominating committee and the audit committee as an outside director of other companies, he has extensive knowledge and expertise in organizational management and corporate governance as well as expertise in legal affairs and crisis management.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors from a perspective independent from that of the management.

Although he has not previously been engaged in management of a company other than in his career as an outside director and outside audit & supervisory board member, we believe he will fulfill the duties of an outside director of Mizuho Financial Group appropriately due to the reasons stated above.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The relationship between him, as attorney-at-law, and the group does not affect his independence, for reasons that he has not received any money or proprietary benefit from the group, and, although he has served as an advisor of Atsumi & Sakai, he has not been involved in its management. .

Brief personal record (major concurrent office indicated in bold)

April 1976	Appointed as Public Prosecutor
July 2009	Vice-Minister of Justice
August 2011	Superintending Prosecutor at Sendai High Public Prosecutors Office
July 2012	Superintending Prosecutor at Tokyo High Public Prosecutors Office
July 2014	Prosecutor-General
November 2016	Special Counsel of Mori Hamada & Matsumoto (until December 2022)
May 2017	**Outside Director of AEON Co., Ltd.* (current)**

June 2017	Outside Audit & Supervisory Board Member of ITOCHU Corporation (until June 2021) **Outside Audit & Supervisory Board Member of Komatsu Ltd. (current)**
January 2023	**Advisor of Atsumi & Sakai (current)**

* Scheduled to retire in May 2023

Candidate No. 5	Hiromichi Shinohara	New appointment / Independent Outside Director

Date of birth	March 15, 1954 (Age 69)
Current title and assignment at Mizuho Financial Group	-
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

In addition to having served as CTO, CISO, Senior Executive Vice President and Chairman of the Board (*Kaicho*) and Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation, he is actively performing the roles of Vice Chair and Chair of Committee on Digital Economy of Keidanren (Japan Business Federation), a member of the Council for Science, Technology and Innovation of Cabinet Office. Through his extensive experience as a top executive in corporate management and research and development, he has expert knowledge in corporate governance and technology, as well as a high level of expertise in human resource development, and the creation of a sustainable society through the use of technology.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Nippon Telegraph and Telephone Corporation, where he serves as Executive Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Nippon Telegraph and Telephone Corporation, and (ii) the percentage of gross profits gained through the business with group companies of Nippon Telegraph and Telephone Corporation of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Brief personal record (major concurrent office indicated in bold)

April 1978	Joined Nippon Telegraph and Telephone Public Corporation (current Nippon Telegraph and Telephone Corporation)
June 2009	Senior Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation

June 2012	Executive Vice President, Head of Research and Development Planning, Member of the Board of Nippon Telegraph and Telephone Corporation
June 2014	Senior Executive Vice President, Head of Research and Development Planning, Representative Member of the Board of Nippon Telegraph and Telephone Corporation
June 2018	Chairman of the Board of Directors of Nippon Telegraph and Telephone Corporation
June 2021	**Outside Director of Yamaha Corporation**
June 2022	**Executive Advisor of Nippon Telegraph and Telephone Corporation**

Candidate No. 6	Masami Yamamoto	Reappointment / Independent Outside Director

Date of birth	January 11, 1954 (Age 69)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Nominating Committee Chairman of the Compensation Committee Member of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 15,500 shares Potential number of additional shares of common stock to be held: 6,266 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Compensation Committee: 8/8 meetings (100%) The Human Resources Review Meeting 10/10 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

After serving as the Representative Director, President and the Representative Director, Chairman of Fujitsu Limited, he is currently active as Director, Senior Advisor of this company, and through his extensive experience as a senior executive of a global IT corporation, he has extensive knowledge concerning the IT industry and experience of serving in managerial positions at an organization with high specialty such as engineers.

We propose to appoint him as an outside director based on our conclusion that he will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

He satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

The business relationship between Fujitsu Limited, where he serves as Director, Senior Advisor, and the group does not affect his independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Fujitsu Limited, and (ii) the percentage of gross profits gained through the business with group companies of Fujitsu Limited of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Activities on the Board of Directors and committees

By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, as Chairman of the Compensation Committee, he provides opinions and suggestions on, among other matters, the desirable executive compensation system that takes into account international trends, and leads discussion with respect to the decision on executive compensation. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on the importance of system subsidiaries in the business strategies of the group, utilization of IT aiming at stable operation of business and productivity improvements, etc., and human resource systems and operations and the securing and training of personnel, leading to higher employee motivation.

Brief personal record (major concurrent office indicated in bold)

April 1976	Joined Fujitsu Limited
June 2005	Corporate Vice President (in June 2009 the official title was changed to "Corporate Executive Officer") of Fujitsu Limited
January 2010	Corporate Senior Executive Vice President of Fujitsu Limited
April 2010	President of Fujitsu Limited
June 2010	Representative Director, President of Fujitsu Limited
June 2015	Representative Director, Chairman of Fujitsu Limited
June 2017	Director, Chairman of Fujitsu Limited **Outside Director of JFE Holdings (current)**
June 2019	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current) **Director, Senior Advisor of Fujitsu Limited (current)**

Candidate No. 7	Izumi Kobayashi	Reappointment / Independent Outside Director

Date of birth	January 18, 1959 (Age 64)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee Member of the Human Resources Review Meeting Member of the System Failure Response Evaluation Committee
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 5,742 shares Potential number of additional shares of common stock to be held: 7,577 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%) The Nominating Committee: 12/12 meetings (100%) The Risk Committee: 10/10 meetings (100%) The Human Resources Review Meeting 10/10 meetings (100%) The System Failure Response Evaluation Committee 9/9 meetings (100%)
Term in office as a director	6 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

As she has served as President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (current BofA Securities Japan Co., Ltd.), and Executive Vice President of the Multilateral Investment Guarantee Agency of the World Bank Group, she has extensive experience as heads of global organizations known for its diversity and deep insight in the field of finance, sustainability and risk governance and other fields.

We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence

She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.

Activities on the Board of Directors and committees

By leveraging her extensive experience as a senior executive and her deep insight and expertise in the field of finance and sustainability, at the Board of Directors Meeting, she provides opinions and suggestions that take into consideration the broad array of stakeholders, among others, the significance of holding the shares of other companies as cross‐shareholdings, dissemination of Mizuho's Corporate Identity, fiduciary duty and sustainability activities. In addition, as the Chairman of the Board of Directors, she demonstrated her excellent skills and played an appropriate role in performing the supervisory functions by, among other matters, endeavoring to understand the circumstances surrounding us by communicating with directors, executive officers and employees of Mizuho Financial Group, including the President & Group CEO, full-time members of the Audit Committee, members of the Board of Directors of subsidiaries and investors, etc., and leading various discussions at the Board of Directors Meeting.

Brief personal record (major concurrent office indicated in bold)

April 1981	Joined Mitsubishi Chemical Industries, Ltd. (current Mitsubishi Chemical Corporation)
June 1985	Joined Merrill Lynch Futures Japan Inc.
December 2001	President and Representative Director of Merrill Lynch Japan Securities Co., Ltd. (current BofA Securities Japan Co., Ltd.) (until November 2008)
November 2008	Executive Vice President, the Multilateral Investment Guarantee Agency of the World Bank Group
July 2013	**Outside Director of ANA Holdings Inc. (current)**
June 2014	**Outside Director of Mitsui & Co., Ltd.* (current)**
July 2014	Member of the Risk Committee of Mizuho Financial Group (as an outside expert who is not a director) (until June 2017)
June 2017	Member of the Board of Directors (Outside Director) of Mizuho Financial Group (current)
June 2020	**Outside Director of OMRON Corporation (current)**

* Scheduled to retire in June 2023

Candidate No. 8	Yumiko Noda	New appointment / Independent Outside Director

Date of birth	January 26, 1960 (Age 63)
Current title and assignment at Mizuho Financial Group	-
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 0 shares Potential number of additional shares of common stock to be held: 0 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	-
Term in office as a director	- (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:
After having worked at financial institutions and consulting firms, and having served as Deputy Mayor of Yokohama City, she has been actively performing the roles of President and Representative Director, and, currently, Chairman and Representative Director, of Veolia Japan K.K., and, furthermore, has also been unofficially appointed to Vice Chair of Keidanren to become effective at the end of May this year. She has demonstrated leadership in diverse organizations, and through her extensive experience as a senior executive of a global corporation in the environmental services business, she has a wealth of experience and knowledge in sustainability and deep insight in financial fields including PFI.
We propose to appoint her as an outside director based on our conclusion that she will be able to significantly contribute to, among other matters, increasing the effectiveness of both the decision-making and supervisory functions of the Board of Directors, from a perspective independent from that of the management.

Candidate's independence
She satisfies the Independence Standards of Outside Directors of Mizuho Financial Group established by Mizuho Financial Group.
The business relationship between Veolia Japan K.K., where she serves as Chairman and Representative Director, and the group does not affect her independence, for reasons including that (i) the percentage of sales gained through the business with the group of the consolidated net sales of Veolia Japan K.K., and (ii) the percentage of gross profits gained through the business with group companies of Veolia Japan K.K. of the consolidated gross profits of Mizuho Financial Group, are less than 1%, respectively.

Brief personal record (major concurrent office indicated in bold)
April 1982	Joined Bank of America, Tokyo
March 1996	Deputy General Manager and Head of Structured Finance of the Long-Term Credit Bank of Japan, London
January 2000	Partner, Head of PPP and Privatization of PricewaterhouseCoopers (Japan)

June 2007	Deputy Mayor of Yokohama City
January 2011	Partner, Head of PPP and Infrastructure of PwC Advisory
October 2017	President and Representative Director of Veolia Japan K.K.
June 2020	**Chairman and Representative Director of Veolia Japan K.K. (current)**
June 2021	**Outside Director of Idemitsu Kosan Co., Ltd (current)** **Outside Director of Benesse Holdings, Inc. (current)**

Candidate No. 9	Seiji Imai	Reappointment / Non-Executive Director

Date of birth	June 25, 1962 (Age 60)
Current title and assignment at Mizuho Financial Group	Chairman (*Kaicho*), Member of the Board of Directors
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 33,825 shares Potential number of additional shares of common stock to be held: 56,282 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate banking business (with large corporations), international business, investment banking business, business promotion and other matters as a member of the group since 1986.

He has served as Chairman (*Kaicho*), Member of the Board of Directors of Mizuho Financial Group since April 2022, after having served in positions such as General Manager of Corporate Banking Department No.12, General Manager of Seoul Branch, Head of Asia & Oceania excl. East Asia of Mizuho Bank, Ltd., Head of Global Corporate Company and Head of Corporate & Institutional Company of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies of large corporations and global corporations, including ESG, and business challenges. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors and from the standpoint of a director who does not concurrently serve as an executive officer, of his experience and expert knowledge is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Seoul Branch of BK
April 2016	Managing Executive Officer, Head of Asia & Oceania excl. East Asia of Mizuho Financial Group Managing Executive Officer, Head of Asia & Oceania excl. East Asia of BK
April 2018	Senior Managing Executive Officer, Head of Global Corporate Company of Mizuho Financial Group (until April 2020)
April 2019	Deputy President & Executive Officer of BK
April 2020	Senior Managing Executive Officer, Head of Corporate & Institutional Company and Head of Global Products Unit of Mizuho Financial Group
April 2021	Deputy President & Senior Executive Officer, Head of Corporate & Institutional Company and Head of Global Corporate Company of Mizuho Financial Group (Member of the Board of Directors and Deputy President & Senior Executive Officer from June 2021)

April 2022	Chairman (*Kaicho*), Member of the Board of Directors (current)
Definition:	
BK: Mizuho Bank, Ltd.	

Candidate No. 10	Hisaaki Hirama	Reappointment / Non-Executive Director

Date of birth	December 26, 1962 (Age 60)	
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee	
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 23,167 shares Potential number of additional shares of common stock to be held: 18,349 shares	
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: The Audit Committee: The Risk Committee:	24/24 meetings (100%) 19/19 meetings (100%) 10/10 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)	

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, business promotion, internal audits and other matters as a member of the group since 1986.

He has served as member of the Board of Directors, member of the Audit Committee and Chairman of the Risk Committee of Mizuho Financial Group since June 2019, after having served in positions such as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Marunouchi-Chuo Branch Division No.1, General Manager of Nagoya Corporate Branch and Head of Internal Audit Group of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, financial control, accounting, various risk management and sustainability. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director because the utilization, as a member of the Board of Directors, of his experience and expert knowledge in his position, as a director who does not concurrently serve as an executive officer is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors. He has considerable expert knowledge concerning finance and accounting, which he gained through his abundant experiences and career as General Manager of Accounting Department of Mizuho Financial Group, General Manager of Accounting Department of Mizuho Bank, Ltd and member of the Audit Committee of Mizuho Financial Group.

Brief personal record (major concurrent office indicated in bold)

April 2014	Executive Officer, General Manager of Marunouchi-Chuo Branch Division No.1 of BK
April 2015	Executive Officer, General Manager of Nagoya Corporate Branch of BK
April 2017	Managing Executive Officer, Head of Internal Audit Group of BK
April 2019	Advisor to Audit Committee of Mizuho Financial Group
June 2019	Member of the Board of Directors of Mizuho Financial Group (current)
Definition: BK: Mizuho Bank, Ltd.	

Candidate No. 11	Masahiro Kihara	Reappointment / Executive Director

Date of birth	August 21, 1965 (Age 57)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors President & Group CEO (Representative Executive Officer) Chairman of the Human Resources Review Meeting
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 6,810 shares Potential number of additional shares of common stock to be held: 43,601 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)[2]	The Board of Directors: 19/19 meetings (100%) The Human Resources Review Meeting 10/10 meetings (100%)
Term in office as a director	1 year (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989.

He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group, General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as the head of business execution and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

January 2014	Project Manager of Risk Governance Enhancement Project Team of Mizuho Financial Group
April 2017	Executive Officer, General Manager of Risk Management Department of SC
April 2018	Executive Officer, General Manager of Financial Planning Department of SC
April 2019	Executive Officer, Joint Head of Financial Control & Accounting Group and Joint Head of Global Finance of SC

April 2020	Managing Executive Officer, Deputy Head of Strategic Planning Group and Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group, Managing Executive Officer, Head of Strategic Planning Group, Head of Financial Control & Accounting Group, In Charge of Markets, Strategic Intelligence Dept. until October 2020 and Head of Global Finance of SC
April 2021	Managing Executive Officer*, Head of Global Products Unit, Deputy Head of Corporate & Institutional Company and Deputy Head of Global Corporate Company of Mizuho Financial Group Managing Executive Officer, Head of Global Corporate Division and Head of Global Products Unit of BK * Senior Executive Officer from July 2021 due to the integration of executive titles
February 2022	President & Group CEO and Head of Global Products Unit of Mizuho Financial Group **Member of the Board of Directors of BK (current)** **Member of the Board of Directors of TB (current)** **Member of the Board of Directors of SC (current)**
April 2022	President & Group CEO of Mizuho Financial Group (Concurrently, Member of the Board of Directors and President & Group CEO from June 2022) (current)
Definitions: BK: Mizuho Bank, Ltd. SC: Mizuho Securities Co., Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

Candidate No. 12	Makoto Umemiya	Reappointment / Executive Director

Date of birth	December 23, 1964 (Age 58)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Deputy President & Senior Executive Officer (Representative Executive Officer) Group CDO
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 15,531 shares Potential number of additional shares of common stock to be held: 43,244 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%)
Term in office as a director	6 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in digital innovation, financial planning, portfolio management, business promotion and other matters as a member of the group since 1987.

He has served as Chief Digital Innovation Officer (current Group CDO) since the fiscal year 2022 after having served in positions such as General Manager of Osaka Branch of Mizuho Bank, Ltd., General Manager of Financial Planning Department and Head of Financial Control & Accounting Group of Mizuho Financial Group.

Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as the internal and external competitive environment and the risks and opportunities therein, including the use of digital technology. He also has overall planning and organizational leadership skills backed by a wealth of management experience. We have appointed him as a candidate for director based on the role delegated to him as Deputy President and Group CDO and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2015	Executive Officer, General Manager of Financial Planning Department of Mizuho Financial Group
April 2017	Managing Executive Officer, Head of Financial Control & Accounting Group of Mizuho Financial Group (Member of the Board of Directors, Managing Executive Officer from June 2017) Executive Managing Director, Head of Financial Control & Accounting Group of BK (Managing Executive Officer from April 2019)
April 2020	Member of the Board of Directors, Senior Managing Executive Officer*, Head of Financial Control & Accounting Group of Mizuho Financial Group Deputy President & Executive Officer, Head of Financial Control & Accounting Group of BK Deputy President & Executive Officer, Head of Financial Control & Accounting Group of TB * Senior Executive Officer from July 2021 due to the integration of executive titles

April 2022	Member of the Board of Directors, Deputy President & Senior Executive Officer, Chief Digital Innovation Officer, Head of Financial Control & Accounting Group of Mizuho Financial Group Deputy President & Executive Officer, Chief Digital Innovation Officer, Head of Financial Control & Accounting Group of BK
March 2023	**President, CEO & Representative Director of Blue Lab Co., Ltd. (current)**
April 2023	Member of the Board of Directors, Deputy President & Senior Executive Officer, Group CDO of Mizuho Financial Group (current) **Deputy President & Executive Officer, CDO of BK (current)** **Deputy President & Executive Officer, CDO of TB (current)**
Definitions: BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.	

Candidate No. 13	Motonori Wakabayashi	Reappointment / Executive Director

Date of birth	August 13, 1964 (Age 58)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Executive Officer Group CRO
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 15,240 shares Potential number of additional shares of common stock to be held: 40,435 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%)
Term in office as a director	4 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research & consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987.

He has served as Head of Risk Management Group (current Group CRO) of Mizuho Financial Group since fiscal year 2019, after having served in positions such as General Manager of Industry Research Division and In Charge of Banking of Mizuho Bank Co., Ltd. and Head of Research & Consulting Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, financial and non-financial broad risk management and social trends, such as global economics, finance and sustainability, affecting the group's business. He also has overall planning and organizational leadership skills backed by a wealth of management experience. We have appointed him as a candidate for director based on the role delegated to him as Group CRO and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2015	Executive Officer, General Manager of Industry Research Division of BK
April 2016	Managing Executive Officer, Head of Research & Consulting Unit and In Charge of Banking of BK
April 2018	Managing Executive Officer, Head of Research & Consulting Unit of Mizuho Financial Group
April 2019	Managing Executive Officer, Head of Research & Consulting Unit and Head of Risk Management Group of Mizuho Financial Group (Member of the Board of Directors, Managing Executive Officer from June 2019)
June 2019	President & CEO of RI

April 2020	Member of the Board of Directors, Senior Managing Executive Officer*, Head of Risk Management Group of Mizuho Financial Group Deputy President & Executive Officer, Head of Risk Management Group of BK Deputy President & Executive Officer, Head of Risk Management Group of TB * Senior Executive Officer from July 2021 due to the integration of executive titles
April 2021	Member of the Board of Directors of RT (until April 2022)
November 2021	Member of the Board of Directors, Senior Executive Officer, Head of Risk Management Group, Head of Compliance Group of Mizuho Financial Group Deputy President & Executive Officer, Head of Risk Management Group, and Head of Compliance Group of BK Deputy President & Executive Officer, Head of Risk Management Group, and Head of Compliance Group of TB
April 2022	Member of the Board of Directors, Senior Executive Officer, Head of Risk Management Group, Head of Compliance Group of Mizuho Financial Group Deputy President, Assistant to the Head of Business Execution and Head of Compliance Group of BK Managing Executive Officer, Head of Compliance Group of TB
April 2023	Member of the Board of Directors, Senior Executive Officer and Group CRO of Mizuho Financial Group (current) **Deputy President and CRO of BK (current)**
Definitions: BK: Mizuho Bank, Ltd. TB: Mizuho Trust & Banking Co., Ltd.	RI: Mizuho Research Institute Ltd. RT: Mizuho Research & Technologies, Ltd.

Candidate No. 14	Nobuhiro Kaminoyama	Reappointment / Executive Director

Date of birth	April 25, 1968 (Age 55)
Current title and assignment at Mizuho Financial Group	Member of the Board of Directors Senior Executive Officer Group CHRO
Number of Mizuho Financial Group shares held[1]	Number of shares of Mizuho Financial Group's common stock currently held: 3,868 shares Potential number of additional shares of common stock to be held: 23,193 shares
Attendance at meetings of the Board of Directors and committees (Fiscal year 2022)	The Board of Directors: 24/24 meetings (100%)
Term in office as a director	2 years (as of the closing of this Ordinary General Meeting of Shareholders)

Reason for appointment and summary of expected roles:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.

He has served as Head of Human Resources Group (current Group CHRO) of Mizuho Financial Group since fiscal year 2021, after having served in positions such as General Manager of Corporate Banking Department No.9 of Mizuho Bank Co., Ltd. and General Manager of Corporate Secretariat of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, corporate governance, broad systems, operations, education and employee engagement regarding human capital. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

We have appointed him as a candidate for director based on the role delegated to him as Group CHRO and because the utilization, as a member of the Board of Directors, of his experience and expert knowledge is expected to increase the effectiveness of both the decision-making and supervisory functions of the Board of Directors.

Brief personal record (major concurrent office indicated in bold)

April 2015	Joint General Manager of Group Human Resources Division of Mizuho Financial Group
April 2017	General Manager of Corporate Banking Department No.9 of BK
June 2018	General Manager of Corporate Secretariat of Mizuho Financial Group
April 2019	Executive Officer, General Manager of Corporate Secretariat of Mizuho Financial Group
April 2021	Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of Mizuho Financial Group Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of BK Managing Executive Officer, Head of Human Resources Group and General Manager of Corporate Secretariat of TB Managing Executive Officer and General Manager of Corporate Secretariat of SC
June 2021	Member of the Board of Directors, Managing Executive Officer* and Head of Human Resources Group of Mizuho Financial Group
April 2023	Member of the Board of Directors, Senior Executive Officer and Group CHRO of Mizuho Financial Group (current) **Managing Executive Officer and CHRO of BK (current)** **Managing Executive Officer and CHRO of TB (current)**

Definitions:
BK: Mizuho Bank, Ltd.   SC: Mizuho Securities Co., Ltd.
TB: Mizuho Trust & Banking Co., Ltd.

* Senior Executive Officer from July 2021 due to the integration of executive titles

(Notes) 1. For reference, "potential number of additional shares of common stock" refers to the number of shares that are scheduled to be delivered equivalent to the stock ownership points granted by the stock compensation system.

2. With respect to Mr. Masahiro Kihara, his attendance at the meetings of the Board of Directors is based on meetings that were held during fiscal year 2022 after his appointment as director of Mizuho Financial Group in June 2022.

3. The former Mizuho Bank, Ltd. and the former Mizuho Corporate Bank, Ltd. conducted a merger on July 1, 2013, whereby the former Mizuho Corporate Bank, Ltd. was the surviving company in an absorption-type merger and the former Mizuho Corporate Bank, Ltd. changed its trade name to Mizuho Bank, Ltd.

4. Messrs. Seiji Imai and Hisaaki Hirama are the candidates for non-executive director who do not concurrently serve as executive officers, employees or executive directors of Mizuho Financial Group or its subsidiaries.

5. Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Masami Yamamoto, Misses. Izumi Kobayashi and Yumiko Noda satisfy the Independence Standards of Outside Directors of Mizuho Financial Group. Five (5) candidates of the above eight (8) candidates, except Messrs. Kotaro Ohno, Hiromichi Shinohara and Ms. Yumiko Noda, are "independent directors," as defined by the Tokyo Stock Exchange, Inc., for the current period. Messrs. Kotaro Ohno, Hiromichi Shinohara and Ms. Yumiko Noda are also scheduled to be notified to the Tokyo Stock Exchange, Inc. as "independent directors".

6. Liability Limitation Agreement
Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, we have entered into liability limitation agreements with five (5) candidates for outside director—namely Messrs. Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, Masami Yamamoto and Ms. Izumi Kobayashi—which limit the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that such outside director acts bona fide and without gross negligence in performing his or her duty. We intend to continue with similar liability limitation agreements with each candidate for outside director, i.e., the above five (5) candidates and execute similar liability limitation agreements with Messrs. Kotaro Ohno, Hiromichi Shinohara and Ms. Yumiko Noda, upon their appointment at this Ordinary General Meeting of Shareholders.

7. Directors and officers liability insurance contract
Mizuho Financial Group has entered into a directors and officers liability insurance contract with an insurance company. If a claim for damages is made due to an act conducted by the insured based on his/her status as a director or an executive officer as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, Mizuho Financial Group does not indemnify the insured. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums. If each candidate is

elected as a director, he or she will be included in the insureds under such insurance contract. Mizuho Financial Group plans to renew such insurance contract under the same terms during the term of office.

8. If this proposal is adopted, we expect the designation of the Chairman of the Board of Directors and designation of committee members and the Chairman of each committee to be as follows:

   Chairman of the Board of Directors: Izumi Kobayashi

   Nominating Committee members: Yoshimitsu Kobayashi (Chairman), Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Masami Yamamoto and Izumi Kobayashi

   Compensation Committee members: Masami Yamamoto (Chairman), Takashi Tsukioka and Yumiko Noda

   Audit Committee members: Takashi Tsukioka (Chairman), Ryoji Sato, Kotaro Ohno and Hisaaki Hirama

   Risk Committee members: Hisaaki Hirama (Chairman), Hiromichi Shinohara, Izumi Kobayashi, Yumiko Noda, Rintaro Tamaki (Outside Expert) and Hiroshi Naka (Outside Expert)

   Human Resources Review Meeting members: Masahiro Kihara (Chairman), Yoshimitsu Kobayashi, Takashi Tsukioka, Kotaro Ohno, Hiromichi Shinohara, Masami Yamamoto and Izumi Kobayashi

   System Failure Response Evaluation Committee members: Izumi Kobayashi (Chairman), Ryoji Sato, Takashi Tsukioka, Kotaro Ohno and Hiromichi Shinohara

9. The age of directors indicates their age on their last birthdays as of this Ordinary General Meeting of Shareholders.

Overview of Independence Standards of Outside Directors of Mizuho Financial Group

1. An outside director shall not be an executive director, an executive officer or an employee ("a Person Performing an Executive Role") of Mizuho Financial Group or its current subsidiaries nor have been a Person Performing an Executive Role in the past 10 years prior to his or her appointment, nor shall be a director, an audit & supervisory board member, an audit counselor, an executive officer or an employee of a company for which Mizuho Financial Group is a principal shareholder.

2. (1) An outside director shall not be a person or its parent company or material subsidiaries to whom Mizuho Financial Group or its Core Subsidiaries are principal business counterparties nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

   (2) An outside director shall not be a person or its parent company or material subsidiaries that is a principal business counterparty of Mizuho Financial Group or its Core Subsidiaries nor a Person Performing an Executive Role thereof in the event that the foregoing is a company nor a person who has been a Person Performing an Executive Role thereof within the past three years.

3. An outside director shall not be a Person Performing an Executive Role of an entity that receives donations or other support, the total amount of which exceeds a specific amount (greater amount of either the three-year average of JPY 10 million per year or 30% of the average annual total expenses) from Mizuho Financial Group or the Core Subsidiaries.

4. An outside director shall not be a Person Performing an Executive Role of a company or its parent company or subsidiaries to which directors are transferred from Mizuho Financial Group or its subsidiaries.

5. An outside director shall not currently be an accounting auditor or a person employed by an accounting auditor of Mizuho Financial Group or its subsidiaries nor has been in charge of the audit of Mizuho Financial Group or its current subsidiaries in such a capacity within the most recent three years.

6. An outside director that is a lawyer, consultant, or other type of specialist shall not receive greater than or equal to JPY 10 million per year on a three-year average from Mizuho Financial Group or the Core Subsidiaries other than compensation for officers nor shall they be employed by an advisory firm such as a law firm, to whom Mizuho Financial Group or the Core Subsidiaries are principal business counterparties.

7. An outside director shall not be a close relative of the directors, executive officers, or Operating Officers, Advisors, Executive Advisors or material employees or others that have a rank similar to an officer ("Person Equivalent to an Officer"; the same applies hereinafter) of Mizuho Financial Group or its current subsidiaries nor close relatives of such directors, executive officers, or Person Equivalent to an Officer, within the past five years nor a close relative of individuals who satisfy similar standards set forth in the latter part of 1 and in 2, 3, 5 and 6 above (excluding non-material cases).

8. An outside director shall not be a person who is likely to give rise to consistent substantive conflicts of interest in relation to general shareholders of Mizuho Financial Group other than for the reasons considered above.

9. Even in the event that a person does not satisfy items 2 through 7 set forth above, Mizuho Financial Group may appoint as its outside director a person who we believe to be suitable for the position of an outside director with sufficient independence in consideration of such person's character and insight, provided that we externally provide an explanation as to why we believe such person qualifies as an outside director with sufficient independence.

Note:
 "Core Subsidiaries" refers to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd.

and Mizuho Securities Co., Ltd.

"Principal business counterparties" are determined based on a standard of greater than or equal to 2% of the consolidated annual total sales (consolidated annual gross profits for Mizuho Financial Group) of each of the three fiscal years including the most recent fiscal year.

Shareholder proposal
This proposal has been made by certain shareholders.

- Proposal 2 has been made by three (3) shareholders. (The voting interest of such shareholders is 0.001%.)

- The details of and reasons for the proposal were translated from the Japanese original submitted by such shareholders.

What is a shareholder proposal?

Under the Companies Act, a Shareholder's Right to Propose is recognized on condition that certain requirements are satisfied. When a proposal is made, we are required to insert the proposal in this convocation notice, except for the case where there is any breach of laws and regulations or the Articles of Incorporation.
This fiscal year, we received a proposal from certain shareholders. The Board of Directors opposes such proposal.
Please exercise your voting rights after confirming the opinion of the Board of Directors of Mizuho Financial Group on the following pages.

Shareholder proposal
Proposal 2: Partial amendment to the Articles of Incorporation
(issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050)

I. Details of proposal

The following clause shall be added to the Articles of Incorporation:

Chapter   : "Transition Plan (Portfolio Alignment)"
Clause   : "Issuing and disclosing a transition plan to align lending and investment portfolios with the Paris Agreement's 1.5 degree goal requiring net zero emissions by 2050"

1.   In order to fulfil the Company's commitment to net zero emissions by 2050 in its lending and investment portfolios, the Company shall set and disclose a transition plan to align its portfolios, in the short-, medium- and long-term, with credible pathways to net zero emissions by 2050 or sooner, including strategic policy commitments and targets for significant GHG-intensive sectors within its portfolios, considering the full range of Scope 3 value chain emissions.

2.   The Company shall report on its progress against such a transition plan and targets in its annual reporting.

II. Reasons for proposal

This proposal requests that Mizuho Financial Group disclose information required for shareholders to determine the integrity of its plans to achieve its net zero emissions by 2050 commitment, and for Mizuho Financial Group to appropriately manage climate change risks, and maintain and increase its long-term corporate value.

Mizuho Financial Group is exposed to substantial financial risk, given its significant involvement in carbon-intensive sectors such as fossil fuels. However, it has not set and disclosed sufficient targets or policy commitments to align its lending and investment portfolios to such sectors with a pathway to net zero emissions by 2050.

It is, therefore, critical for Mizuho Financial Group to ensure the integrity of its climate goals and transition plans by setting and disclosing such targets and strategic policy commitments, which should align with the trajectories and key conclusions of credible net zero emissions by 2050 scenarios, such as the International Energy Agency's. Global peers of Mizuho Financial Group are already disclosing this type of information.

The disclosure this proposal seeks is commonly expected among investors

through the Task Force on Climate-related Financial Disclosures (TCFD), and international standard setting initiatives such as the Net Zero Banking Alliance. (400 characters were stated in the Japanese original submitted by such shareholders.)

Opinion of the Board of Directors


The Board of Directors opposes this proposal.

We established a transition plan that aims at achieving net-zero GHG* emissions in our financing and investment portfolio (Scope 3) by 2050 and are promoting an integrated approach (The transition plan includes mid-term targets for Scope 3 reduction in the electric power, oil & gas and thermal coal mining sectors; supporting client transition through engagement; implementation and review of financing and investment policies for sectors recognized as facing transition risk at particularly high levels; and risk controls in carbon-related sectors. Reduction targets were set by using scenarios aligned with net-zero by 2050). The progress status of the transition plan and the targets are disclosed in our integrated report and other materials. We will continue to actively promote our initiatives and disclosures.

In addition, in respect of the Articles of Incorporation, which should contain stipulations on corporate organization and other basic items, it would be inappropriate to insert stipulations pertaining to individual business execution therein and doing so may hinder our ability to respond flexibly and promptly.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add what this proposal requires to the Articles of Incorporation.


* GHG: Greenhouse gases.

More information on the opinion of the Board of Directors of Mizuho Financial Group is given in detail in the following pages.

Opinion of the Board of Directors

1. Transition Plan

We are addressing climate change as a key management issue, and have established the Net Zero Transition Plan for the purpose of achieving net-zero by 2050 and to pursue efforts to limit the increase in global temperature to 1.5°C. We are promoting activities to address climate change.

<Establishment of the Net Zero Transition Plan and Revision thereof>

April 2022	Formulation of Mizuho's Approach to Achieving Net Zero by 2050
	    - Clarified our aim of achieving net-zero GHG emissions associated with our finance portfolio (Scope 3) by 2050 in order to limit the increase in global temperature to 1.5°C
	    - To this end, clearly stated to take actions including supporting client transition through engagement, and support for development and practical application of effective policies and next-generation technologies.
	 Establishment of the Net Zero Transition Plan
	    - Clarified the direction of initiatives for elements of net-zero GHG emissions, strengthening low-carbon business, improving climate-related risk management, and strengthening our structure.

April 2023	Revision of the Net Zero Transition Plan
	    - Taking into account risk management, capturing of business opportunities, and promoting transition in the real economy, we have revised the Net Zero Transition Plan with the aim of promoting our response to climate change in a more integrated manner going forward.
	    - Based on the framework under the recommendations of the TCFD, specified the contents of each item of governance, strategy, and metrics & targets in the transition plan.

<The Net Zero Transition Plan – Overview –>



Basis
Policy
Environmental Policy (climate change-related initiatives)
Aims and action
Mizuho's Approach to Achieving Net Zero by 2050
Governance
Climate-related corporate governance structure in the Transition Plan
[Approval/supervision/reporting] The Board of Director approves the transition plan and supervises its progress reported and discussed by the execution line.
[Accountability/review] The business execution lines have the responsibility and authority to execute the transition plans, and must regularly review and report the progress made to the Board of Directors.
[Transparency] The details and progress of the transition plans are regularly disclosed and reported to external stakeholders.
Strategy
Identification of important topics
[Materiality] Set as environment/society
[Top risks] Set as increasing severity of climate change impacts
[Scenario analysis] Recognized as a response to corporate transition risks and the importance of engagement
[Key sectors] Identified key sectors to the net zero transition
Newly identified
[Next-generation tech] Identified next-generation tech related to key sectors
New item
Capturing business opportunities
Support a transition and structural transformation through financial and non-financial solutions
- Supply of transition financing, creation of new businesses, etc.
Risk management
Continual enhancements to risk management structures and policies
-Implementation and continuous review of risk management system in carbon-related sectors and the ES Policy
Strengthening engagement
Client engagement
Representing views for rule-making
Capability building
Strengthen SX human capital and in-house penetration
Metrics and Targets
Capturing business opportunities
Increasing targets
Sustainable finance/Environment and climate change related finance targets
Risk management
Target to reduce the outstanding exposure of coal-fired power plant
High risk area exposure in transition risk sectors
Engagement
Addition
Progress in client's status of response to the transition risks
Capability building
SX human capital KPI
Addition
GHG emission reductions
Targets for reducing our own GHG emissions (Scope 1 and 2)
Emission reduction targets associated with financing and investments (Scope 3)

2. Setting GHG Emissions Reduction Targets associated with Financing and Investments

For the following sectors, we have set mid-term targets for FY2030 using the scenarios aligned with net-zero by 2050. We will continue to use the scenarios aligned with net-zero by 2050 to set targets for other sectors that are important in terms of emissions, such as the steel, automotive and maritime transportation sectors in due order. Although we have not set short-term targets for transition in high-emission sectors due to the need for time-consuming initiatives such as business structure transformation, we will regularly examine and disclose the results thereof.

<Mid-term Targets for Reducing GHG Emissions through Financing and Investments by Sector>

Sector	Scope	Mid-term Target (FY2030)	Benchmark Scenarios	Result for Base Year	Prelim. Result for FY2021 (vs. Base Year)
Electric Power	Scope 1	GHG emission intensity 138 to 232 (kgCO2e/MWh)	IEA NZE IEA SDS	388	353 (-9%)
Oil and Gas	Scope 1, 2	GHG emission intensity 4.2 (gCO2e/MJ)	IEA NZE	6.6	6.5 (-2%)
	Scope 3	Absolute GHG emissions (MtCO2e) -12% to -29% (in comparison to base year)	IEA NZE IEA SDS	60.6	43.2 (-29%)
Thermal Coal Mining	Scope 1, 2, 3	Absolute GHG emissions (MtCO2e) Zero balance by FY2030 for OECD economies Zero balance by FY2040 for non-OECD economies	Following the approach of the IEA NZE scenario	5.1	1.7 (-67%)

3. Financing and Investment Policy and Initiatives for Sectors with High Transition Risks

(1) Risk Management

We selected increasing severity of climate change impacts as one of our "top risks", which are risks recognized by management as having a major potential impact on us. In addition, we recognize corporate customers' responses to transition risks and the importance of engagement through scenario analysis, and continually strive to enhance risk management structures and policies.

Specifically, we have established exposure control policies and implemented risk controls in high-risk areas among sectors that we have recognized as facing transition risk at particularly high levels (carbon-related sectors).

Further, for the purpose of avoiding and mitigating adverse environmental and social impacts resulting from our financing and investment activity, our Environmental and Social Management Policy for Financing and Investment Activity sets a financing and investment policy for, among others, coal-fired power generation, oil & gas and thermal coal mining sectors, and we implement and enhance it continuously.

(Environmental and Social Management Policy for Financing and Investment Activity (excerpt))

Transition Risk Sectors	■ Target: Companies whose primary businesses are in power generation (coal-fired, oil-fired, gas-fired), coal mining, oil and gas, steel, or cement. ■ Policy: Proactively undertake engagement to support transition to a low-carbon society. Check at least once per year on the status of transition risk responses. We carefully consider whether or not to continue our business with a client in the event that the client is not willing to address transition risk and has not formulated a transition strategy even after one year has lapsed since the initial engagement.			
Specific Industrial Sectors	Weapons	**Coal-fired power generation**	**Thermal coal mining**	**Oil and gas**
	Large-scale hydropower	**Large-scale agriculture**	**Palm oil**	**Lumber and pulp**

Specific Industrial Sectors	Financing and Investment Policy (* Underlined portions show revisions in March 2023)
Coal-fired Power Generation	✓ Prohibition on providing financing or investment to companies with which we have no current financing transactions and investment activity if the primary business of these companies is coal-fired power generation. ✓ Prohibition on providing financing or investment which will be used for new construction of coal-fired power plants or the expansion of existing facilities. (However, we will simultaneously continue to support development of innovative, clean, and also efficient next-generation technology that will contribute to the expansion of sustainable energy, as well as other initiatives for the transition to a low-carbon society.)
Oil and Gas	✓ <u>Assessing that sufficient GHG emission reduction measures are being taken in the case of financing and investment which will be used for oil and gas exploration projects.</u> ✓ When providing financing or investment that will be used for oil or gas extraction in the Arctic, for oil sands, shale oil, and shale gas extraction, and for pipelines, we carry out appropriate environmental and social risk assessments, taking into account specific risks.
Thermal Coal Mining	✓ Prohibition on providing financing or investment to companies with which we have no current financing transactions and investment activity if the primary business of these companies is the mining of thermal coal <u>or infrastructure linked with the mining of thermal coal</u>.

	✓ Prohibition on providing financing or investment which will be used for new thermal coal mining projects <u>or related infrastructure</u> or for expansion of existing projects <u>or related infrastructure</u>.

(2) Promotion of Sustainable Finance and Environment & Climate Change-related Finance

By undertaking engagement while considering clients' sustainable growth, improved corporate value, and strengthened industrial competitiveness over the medium to long term, we support clients' initiatives to transition to a low-carbon society. In April 2023, we increased our sustainable finance target to JPY 100 trillion (of which the target for environment and climate change-related finance is JPY 50 trillion)*. We will create further money flow aimed at solving environmental and social issues.

* Amounts representing total accumulated financing from FY2019 to FY2030. The previous target for sustainable finance was JPY 25 trillion (of which the target for environmental finance was JPY 12 trillion).

4. Disclosure

We disclosed our efforts to address climate change, including our transition plan and our performance against metrics and targets, in our integrated reports, TCFD reports, our FY2022 Sustainability Progress - Initiatives addressing Climate Change, and other materials. We will continue to actively disclose information from the perspective of improving transparency and communicating with stakeholders.

This proposal requires inserting into the Articles of Incorporation stipulations pertaining to specific and individual business execution, such as the formulation of transition plans and disclosure thereof. We will flexibly review the transition plan and promptly implement it, taking into account rapidly changing circumstances in response to the urgent issue of climate change. However, since an amendment to the Articles of Incorporation requires a special resolution at a general meeting of shareholders, should this proposal be adopted, it may hinder our ability to respond flexibly and promptly.

Under the current Articles of Incorporation, we will make serious efforts to respond to climate change, taking into account the opinions of our stakeholders, and will pursue efforts to limit the increase in global temperature to 1.5°C.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report for the 21st Fiscal Year

(from April 1, 2022 to March 31, 2023)

1. The current state of Mizuho Financial Group, Inc.

(1) Developments and results of operations

Group business domains

Mizuho Financial Group ("the group") is composed of the holding company, Mizuho Financial Group, Inc. ("Mizuho Financial Group"), 178 consolidated subsidiaries and 25 equity-method affiliates. Our business domain includes banking, trust banking, securities and other financial services.


Holding Company
Mizuho Financial Group, Inc.
Banking
Mizuho Bank, Ltd.
Core Group Company
Mizuho Americas LLC
Trust Banking
Mizuho Trust & Banking Co., Ltd.
Securities
Mizuho Securities Co., Ltd.
Asset Management
Asset Management One Co., Ltd.
Research & Consulting
Mizuho Research & Technologies, Ltd.
Core Group Companies
Custody Bank of Japan, Ltd.
MI Digital Services Co., Ltd.
Mizuho Leasing Company, Limited

Note: The chart above is a simplified illustration of the relationships between Mizuho Financial Group and the core group companies.

Financial and economic environment (for the fiscal year ended March 31, 2023)

Reviewing the economic environment over the fiscal year ended March 31, 2023, while demand continued to recover, supported by the transition to a world of living with COVID-19 and fiscal expenditure by each country, global inflation was triggered by structural shifts in the labor market, natural resource supply constraints caused by the situation in Ukraine and other factors. In addition, the impact of the heightened pace of monetary tightening, which is centered on Europe and the United States, materialized and the outlook for the global economy remained uncertain.

In the United States, the economy continued to grow steadily, mainly in terms of consumption, even under steep inflation and sudden monetary tightening by the Federal Reserve Board (FRB) in response thereto. Wages, which support consumption, remained high as a result of labor supply constraints stemming from strong demand for labor, the spread of COVID-19 and other factors. While the FRB continued to tighten monetary policy based on these circumstances, several financial institutions have gone bankrupt and the economic outlook has become increasingly uncertain.

In Europe, economic growth slowed due to surging resource prices and resource supply constraints caused by the situation in Ukraine. Although the rise in gas prices came to a pause, the rise in food prices and other factors continued to increase inflation, pushing down consumption. However, as not only price increases but also wage growth is accelerating, the European Central Bank (ECB) has continued to raise interest rates. The economy is expected to remain somewhat sluggish in the future, affected by the rising rate of inflation and interest rate hikes. In addition, there are concerns that the financial market turmoil caused by uncertainty over the business management of financial institutions will have a significant impact on monetary policy and economic trends.

In Asia, China has experienced weak real estate investment for a prolonged time and consumer sentiment has also remained weak due to the "Zero COVID" policy. After the end of the "Zero COVID" policy, the number of infections temporarily rose in a steep manner but the infection rate eventually stabilized. Led mainly by services consumption, China has recently been recovering at a gradual rate. However, considering China's ongoing conflicts with the United States, there remains a high degree of uncertainty with respect to issues such as trade and

national security. In emerging economies, the overall growth rate has been higher due to the relaxation of restrictions on activities. On the other hand, the trend of growth has recently slowed as the corresponding round of recovery of consumer demand following the COVID-19 pandemic has come to an end and the impact of inflation has slowed such growth.

In Japan, despite the weakened production activities of manufacturers due to sluggish capital investment and shortages of semiconductors, with the relaxation of restrictions on activities, gradual recovery is expected to continue mainly in domestic demand-oriented industries, such as service industries. Inflation rates that had been rising against the backdrop of increased resource prices and the depreciation of the yen are also expected to weaken in light of a pause in the surge in the commodity market. On the other hand, the slowdown of overseas economies due to monetary tightening in Europe and the United States that may diminish capital investments is a cause for concern. Concerns remain high about whether there will be a change in the financial policy of the Bank of Japan; and if the change is actually implemented, such change may affect the Japanese economy.

The prospects for the global economy are expected to remain uncertain given a lack of clarity as to the impact that global monetary tightening will have on the real economy. In addition, depending on the circumstances, such as the spread of financial system instabilities resulting from the bankruptcy of financial institutions in Europe and the United States, increasing tensions with respect to the situation in Ukraine and further worsening of inflation, particularly in the United States, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.

Business improvement plan based on the series of system failures that occurred in February 2021 and thereafter

On November 26, 2021, Mizuho Financial Group and Mizuho Bank received a business improvement order from the Financial Services Agency of Japan, pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan. In accordance with the order, Mizuho Financial Group and Mizuho Bank submitted a business improvement plan to the Financial Services Agency of Japan on January 17, 2022, and have continued to steadily implement our measures to prevent further incidents and further enhanced our multilayered system failure response capabilities. In addition, on November 26, 2021, Mizuho Bank received a corrective action order from the Ministry of Finance of Japan, pursuant to the provisions of Article 17-2, Paragraph 1 of the Foreign Exchange and Foreign Trade Act of Japan, in regard to the performance of the confirmation obligations of banks under Article 17 of said act. Accordingly, Mizuho Bank formulated measures to improve its operations and prevent further incidents, established an audit framework and undertook other initiatives in line with such order, and submitted a report on these initiatives to the Ministry of Finance of Japan on December 17, 2021. In addition to the steady implementation and continuation of the measures to prevent further incidents, Mizuho Bank has reassessed the causes behind the system failures and worked on appropriately restructuring its internal management systems in relation to foreign exchange laws and regulations.

We completed all measures stipulated in the business improvement plan by September 2022, as scheduled. Since then, we have established a structure for continued operations, and as of the end of March 2023, we confirmed that the first round of inspections and other improvement measures had been carried out and are   establishing themselves as self-governing practices in the workplace. Various inspections aimed at preventing further system failures, and quick response in the event of a failure through training as well as a visualization of system configurations and work lines have been entrenched, and as a result, the occurrence of system failures that have a significant impact on customers has been curtailed. Additionally, we are continuing the practice of formulating and promoting preventative measures for strengthening IT governance, which are based on understanding on-site situations and personnel management. With regard to the initiatives to utilize feedback from customers and employees and to transform our corporate culture, we are continuing improvement activities by

establishing frameworks and infrastructures. With regard to legal compliance, procedures and structures related to foreign exchange laws and regulations have been established, and we are continuing to promote the self-governing actions by ensuring the dissemination of essential understanding through various inspections, training and other measures. For supervisory functions, we are implementing initiatives to enhance our effective governance structure. In the future, in order to ensure continued operation of the plan while maintaining the effectiveness of the improvements we made, we will continue to implement effective initiatives in conjunction with tireless efforts to not allow memories of system failures to fade into the past.

Initiatives in FY2022

We worked to realize our medium-term business plan spanning a five-year period starting from fiscal year 2019. The plan is titled 5-Year Business Plan: Transitioning to the Next Generation of Financial Services. In addition to megatrends, such as digitalization, an aging society with a low birthrate and globalization, the global spread of COVID-19 triggered irreversible structural changes in people's lifestyles, economies and societies, and our customers' lifestyles and corporate activities were changed greatly and at a rapid speed. We have continued to steadily uphold the social responsibilities required of a financial institution through the demonstration of our stable business operations and financial functions, while endeavoring to create new value by addressing the issues faced by our customers with the group-wide capabilities we cultivated as a result of our business and financial structure reforms.

As for our business, we worked to go beyond the conventional boundaries of finance in order to provide optimal services and solutions utilizing our non-financial capabilities. Moreover, looking ahead to a post-COVID-19 world, we also worked to expand our business domains by capturing the changes faced by individuals and businesses. In fiscal year 2022, as new initiatives, we invested in Rakuten Securities, Inc. with the aim of realizing a fully-fledged hybrid comprehensive asset management consulting service that meets the needs of individual customers, and in the digital domain, we invested in Kredivo Holdings Ltd., an Indonesian digital finance company. On the other hand, LINE Bank Preparatory Company, which was established in May 2019, decided to halt their project for launching a new bank. For more information on this fiscal year's initiatives, please see the initiatives taken by in-house companies/units and key strategies on page 91 and thereafter.

As for our finance, we worked to reallocate corporate resources and strengthen our stable revenue base in order to enable us to accelerate the transformation of our business portfolio to make it more efficient and capable of capturing stable revenue streams. In fiscal year 2022, based on our steady progress on accumulating capital, we achieved a dividend increase for the second consecutive fiscal year following fiscal year 2021.

As for corporate foundations, we established the position of Chief Culture Officer (Group CCuO) to implement planning and promotion in respect of the transformation of our corporate culture and initiatives to enhance communication, under which we established the Culture Transformation Project Team (renamed the Corporate Culture Office). In addition, in order to realize the growth of each and every employee, flexible deployment of talent in line with our business strategies and development of business-leading talent, we decided to build a new human resources framework for all five core group companies*, the transition to which is scheduled for completion in April 2024, and started to implement individual initiatives one by one.

* Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd. and Mizuho Research & Technologies, Ltd.

Developments and results of operations

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1]	Profit Attributable to Owners of Parent	Consolidated Common Equity Tier 1 capital ratio[2]	Cash Dividend Payments on Common Stock (annual cash dividends)
JPY 807.1billion	**JPY 555.5billion**	**9.5%**	**JPY 85.00**
-46.0 billion YoY	+25.0 billion YoY	+0.2% YoY	Year-end cash dividends for FY2022: JPY 42.50 per share

Results of operations for fiscal year 2022

Consolidated Net Business Profits + Net gains or losses related to ETFs and others[1] for fiscal year 2022 amounted to JPY 807.1 billion, representing a decrease of JPY 46.0 billion on a year-on-year basis, as the Markets Groups earnings decreased due primarily to our efforts to ensure the soundness of our portfolio of foreign bonds and others, despite the fact that the Customer Groups earnings marked a record high.

On the other hand, partly due to profit from cross-shareholdings disposal, Profit Attributable to Owners of Parent for fiscal year 2022 amounted to JPY 555.5 billion, increasing by JPY 25.0 billion on a year-on-year basis, and achieved our target of JPY 540 billion.

In addition, our consolidated Common Equity Tier 1 (CET1) capital ratio[2] as of March 31, 2023 was 9.5%, which remained at a sufficient level.

As for our year-end cash dividends on common stock for fiscal year 2022, based on our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks, we have decided to issue JPY 42.5, an increase of JPY 2.5 in line with the previous dividend estimate, resulting in a total annual cash dividend of JPY 85, increasing by JPY 5 including the interim dividend.

Results of operations (non-consolidated) for our major subsidiaries were as follows:

(JPY billion)

Company name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income[3]
Consolidated results of Mizuho Financial Group	5,778.7	789.6	555.5
Mizuho Bank, Ltd.	3,665.1	559.1	396.1
Mizuho Trust & Banking Co., Ltd.	162.1	38.0	26.9
Mizuho Securities Co., Ltd.	372.3	24.3	24.2

Notes:

1. Aggregate of Net gains or losses related to ETFs and others in the banking and trust banking business and Net gains or losses related to operating investment securities (Mizuho Securities consolidated)

2. Basel III finalization fully-effective basis (Excluding Net Unrealized Gains (Losses) on Other Securities; including the effect of partially fixing unrealized gains on stocks through hedging transactions).

3. The "Net Income" figure of the "Consolidated results of Mizuho Financial Group" refers to Profit Attributable to Owners of Parent.

Issues to be addressed by the group

Measures to prevent further incidents of system failure

In order to enable our customers to utilize Mizuho's services with peace of mind, we will, together with our ongoing measures to prevent memories of system failures from fading into the past, continue to implement effective measures to consistently prevent system failures that could seriously affect our customers and to ensure the continued implementation of improvement measures while maintaining their effectiveness.

We will, once again, be more conscientious of our social role and public mission as a financial group and devote all of our energies on our commitment to a customer-focused mindset and the stabilization of our operations with the aim to be a company that is beneficial to our customers and society. All of our directors, executive officers and employees will make concerted efforts to become a company that is truly trusted by our customers and society.

Note: For the progress of the business improvement plan, please see the "Business improvement plan based on the series of system failures that occurred in February 2021 and thereafter" section of the "Developments and results of operations" section starting on page 76 to 77.

Medium-term business plan

In light of the drastic changes in and increasing complexity of the external and internal business environments, we redefined the Corporate Identity, which is the foundation of what it means to be a Mizuho employee. In addition, upon determining the direction of Mizuho's long-term growth, we established a new medium-term business plan (FY2023 to FY2025) beginning one year before the originally scheduled completion of the 5-Year Business Plan (FY2019 to FY2023). The targets of the new medium-term business plan are based on the assumption that the 5-Year Business Plan's final year targets will have been met.

The three years of the new medium-term business plan will be focused on connecting the initiatives being carried out across Mizuho and creating new solutions to the challenges facing our clients and society as a whole. Our basic policy will be to make the most effective use of corporate resources

through a flexible business development approach that centers on sustainability and, together with our clients and society, build the cornerstone of future sustainable growth and prosperity.

Mizuho aims to contribute to personal well-being and to the achievement of a sustainable society and economy supporting it. To this end, we have identified priority areas for resolving societal issues and accomplishing sustainable growth. These themes clarify what we need to focus on in our business in order to achieve our vision for the world ten years in the future. Further, we are enhancing our corporate foundations towards achievement and growth in this regard.



FY2025 targets	Consolidated ROE[1]	over 8%	Engagement Score[3]	65%
	Consolidated Net Business Profits[2]	JPY 1 - 1.1 trillion	Inclusion Score[3]	65%

1: Excluding Net Unrealized Gains on Other Securities.

2: Consolidated Net Business Profits + Net gains or losses related to ETFs and others (aggregate for Mizuho Bank and Mizuho Trust & Banking) + Net gains or losses related to operating investment securities (Mizuho Securities consolidated).

3: Based on the positive response rate (selection of 4 or 5 on a scale from 1 to 5) for four Staff Survey questions related to engagement and inclusion.

Priority business domains

(1) Business focus areas

- Support for the doubling of asset-based income
  - ► Expand asset building business with Nippon Individual Savings Accounts (NISA) as a jumpstart measure. In addition, by leveraging our group-wide strengths and strengthening our consulting personnel, address asset management needs and asset succession needs and grow together with our customers.
- Enhancing customer touchpoints
  - ► Thoroughly pursue convenience by utilizing thorough digitalization and collaboration with other companies, increase the attractiveness of deposit accounts and acquire a customer base for stable personal deposits and for future asset management and succession business.
- Enhancing the competitiveness of Japanese corporations
  - ► Provide thorough support, including provision of support to large corporations to transform their business structures mainly for the purpose of addressing sustainability and provision of strategic approaches with a focus on mid-cap companies, to our corporate clients so that they will be able to increase their corporate value and to achieve business growth, and thereby contribute to the enhancement of the global competitiveness of Japanese corporations.
- Sustainability and innovation
  - ► Establish a financing framework for the transition of industry and business structures. In addition, support start-up companies and the establishment of new technologies, including support in addressing sustainability, and create new business opportunities beyond the boundaries of finance.
- Global Corporate & Investment Banking (CIB) business model
  - ► Proactively invest corporate resources in the Americas and Asia, which are growth fields; in the Americas, further deepen the Corporate & Investment Banking (CIB) business model (business model that integrates loan transactions using Mizuho Bank's balance sheet and capital market products and provides such integrated services and products); and, in Asia, achieve regional growth through utilizing our branch networks in the region and a flexible business development approach that identifies the targets of each country.

Note: For the initiatives taken by in-house companies/units, please see 91 page.

(2) Enhancing our corporate foundations which support our growth

- ■ Corporate culture transformation
    - ► Enhance engagement with our employees and clients through seamlessly promoting internal communication (transformation of our culture) and brand communication (strengthening of our brand).
- ■ Human capital enhancement
    - ► Strengthen our human capital through an approach that thoroughly implements strategic human resource allocation, such as employee rotation in line with strategies and development of executive leaders, and an approach that values the narratives of employees, such as supporting employees' career development and ensuring supportive working environments.
- ■ Digital transformation (DX)
    - ► Strengthen the foundations for digital transformation by promoting scaling of incubation that leverages our group's strengths to the fullest extent; by improving productivity through, among others, digitalization of operations; by developing employees who can realize the Mizuho DX strategy; and by utilizing data and other matters.
- ■ IT reforms
    - ► Promote IT reforms by optimizing the IT system structure, developing and operating IT systems together with users, upgrading our investment management and taking other measures to expand IT investments needed to realize our business strategies.
- ■ Maintenance of stable business operations
    - ► Prevent memories of system failures from fading into the past and enhance our ability to respond to crises during business-as-usual.
    - ► Continuously upgrade our cybersecurity framework suited to the G-SIBs.
    - ► Further strengthen and expand the framework of measures for anti-money laundering (AML) and combating the financing of terrorism (CFT).
    - ► Thoroughly strengthen our global governance and flexibly control risks in light of the external environment.

Sustainability initiatives

We define sustainability as "environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and the Mizuho group's sustainable and steady growth."

We will seamlessly promote the sustainability initiatives with strategies across the group pursuant to our Basic Policy on Sustainability Initiatives that defines our fundamental approach and methods for advancing sustainability initiatives. In addition, based on the expectations of society[1] and the importance for Mizuho group[2], we identified "materiality" (medium- to long-term priority issues for the sustainable growth and development of Mizuho, our clients, our employees, the economy, society and other stakeholders) and clarified the risks and opportunities faced by Mizuho and our specific initiative plans. When implementing sustainability initiatives, we will, by addressing materiality areas from a long-term perspective, contribute to environmental conservation and the sustainable development and prosperity of the economy, industry and society both in Japan and around the world, and aim to improve our corporate value through the operation of our business giving due regard to creating value for diverse stakeholders and sustainable and steady growth of the Mizuho group.

1: The expectations of stakeholders for social impact to be made by the Mizuho group

2: Medium- to long-term impact on our corporate value and compatibility with the Mizuho group's strategies and business areas

(Mizuho's Materiality)

Materiality	Main Initiatives
Declining birthrate and aging population, plus good health and lengthening lifespans In an age of longer lifespans, provide safe, stable and convenient services tailored to each individual's needs	• Comprehensive asset management consulting for individual asset formation, management and succession • Improvement of the quality and convenience of both digital and in-person customer channels
Industry development & innovation	• Initiatives targeting the entire industry, such as support for business and industrial structure

Support industry and business development, and create new value on a global basis	transformation to address climate change • Social impact creation through support for growth of innovative companies and co-creation with them • Support for business succession by Japanese companies with technological capabilities
Sound economic growth Contribute to economic development by utilizing financial infrastructure functions to respond to changes in the Japanese and global business environment	• Contribution to the enhancement of corporate value of mid-cap companies and revitalization of the Japanese economy • Response to asset management needs by strengthening management capabilities and revitalization of origination and distribution • Development of CIB businesses in global capital markets
Environment & society Cooperate with customers to realize sustainable social development, including environmental conservation	• Provision of sustainability-driven solutions, support for business structure transformation, and propagation of these solutions and support to each corporate segment • Implementation of measures addressing environmental and climate change, and initiatives on social issues and human rights
Personnel Based on a corporate culture where employees can act independently, develop a diverse workforce that grows together with customers and society	• Promotion of group-wide initiatives to transform the corporate culture • Development of employees capable of addressing social issues through strategic employee rotation and investment in talent • Creation of a supportive working environment and an even more inclusive organization that supports the active participation of diverse personnel
Governance Implement strong corporate governance and stable operational management to benefit customers and society	• Strengthening of our operational resilience (crisis response during normal times) • Further strengthening and expansion of cybersecurity measures and AML/CFT systems • Strengthening of global governance

For more information on the risks and opportunities faced by Mizuho and major initiatives related to materiality, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2023.

The following is an overview of initiatives to address climate change, which falls under the materiality category of “Environment & society,” and initiatives for human capital, which falls under the materiality category of “Personnel.”

Climate change

In our Environment Policy and Mizuho’s Approach to Achieving Net Zero by 2050, we have clarified our stance on climate change and our aims and actions towards realizing a low-carbon society, and we have been implementing such initiatives on a group-wide basis. In April 2023, we substantiated and revised our Net Zero Transition Plan formulated in 2022 in order to accelerate transition to the real economy and realize net zero by 2050. Based on the Net Zero Transition Plan, Mizuho will promote a more integrated and effective response to climate change, and contribute to the realization of a low-carbon society by 2050 and the building of a society resilient to climate change.

(Overview of Net Zero Transition Plan)


Basis
Policy
Environmental Policy (climate change-related initiatives)
Aims and action
Mizuho’s Approach to Achieving Net Zero by 2050
Governance
Climate-related corporate governance structure in the Transition Plan
[Approval/supervision/reporting] The Board of Director approves the transition plan and supervises its progress reported and discussed by the execution line.
[Accountability/review] The business execution lines have the responsibility and authority to execute the transition plans, and must regularly review and report the progress made to the Board of Directors.
[Transparency] The details and progress of the transition plans are regularly disclosed and reported to external stakeholders.
Strategy
Identification of important topics
[Materiality] Set as environment/society
[Top risks] Set as increasing severity of climate change impacts
[Scenario analysis] Recognized as a response to corporate transition risks and the importance of engagement
[Key sectors] Identified key sectors to the net zero transition
Newly identified
[Next-generation tech] Identified next-generation tech related to key sectors
New item
Capturing business opportunities
Support a transition and structural transformation through financial and non-financial solutions
- Supply of transition financing, creation of new businesses, etc.
Risk management
Continual enhancements to risk management structures and policies
-Implementation and continuous review of risk management system in carbon-related sectors and the ES Policy
Strengthening engagement
Client engagement
Representing views for rule-making
Capability building
Strengthen SX human capital and in-house penetration
Metrics and Targets
Capturing business opportunities
Increasing targets
Sustainable finance/Environment and climate change related finance targets
Risk management
Target to reduce the outstanding exposure of coal-fired power plant
High risk area exposure in transition risk sectors
Engagement
Addition
Progress in client’s status of response to the transition risks
Capability building
SX human capital KPI
Addition
GHG emission reductions
Targets for reducing our own GHG emissions (Scope 1 and 2)
Emission reduction targets associated with financing and investments (Scope 3)

(Recognition of opportunities and risks related to climate change)

・ We see client investment in technological and business model development

that leads to decarbonization as a business opportunity for us. Using engagement (constructive dialogue) with our clients as a starting point, we will support our clients' transition to a low-carbon society and their response to climate change.

・ As climate-related risks, we are identifying transition and physical risks resulting from climate change and recognizing the expected impacts of risks in individual risk categories.

- Transition risks: Credit risk related to financing and investment clients who are impacted by more stringent carbon taxes, fuel efficiency regulations or other policies or by delays in shifting to decarbonization and other environmental technologies. Operational risk related to reputational damage from financing fossil fuel projects.

- Physical risks: Acute risk in the form of damage to our assets (such as data centers) and to customer assets (such as real estate collateral), caused by extreme weather increasing the incidence of wind- and water-related damage. Chronic risk in the form of credit risk arising from deterioration in the macro economy due to increased instances of infectious disease, heatstroke and similar.

(Scenario analysis)

・ We conduct scenario analysis of transition and physical risks (acute risk and chronic risk) in order to ascertain the future impact of climate change on our group portfolio. We conduct the analysis under a number of scenarios, including a 1.5°C scenario, for the purpose of increasing the flexibility of plans and resilience of strategy in anticipation of various future climate change-related circumstances.

For more information on our strategies for climate change, please see the TCFD Report 2023 that is scheduled to be published in June 2023.

Human capital

With respect to Mizuho's personnel, who are our largest and most robust operating capital, by thoroughly implementing strategic human resource allocation and conducting human resource management that values the narratives of employees, we will aim to realize balanced human resource management that is both flexible and in line with our business strategy and also aim to ensure that each employee will contribute in their own way and grow together with the company. Specifically, we will work to (i) promote the

initiatives to transform our corporate culture, (ii) conduct strategic personnel development and succession planning and (iii) ensure supportive working environments and become an even more inclusive organization.

For more information on the initiatives, please see the Integrated Report (Annual Review) that is scheduled to be disclosed in July 2023.

(Details of human resource management initiatives)

(i)	Promote the initiatives to transform our corporate culture on a group-wide basis	Culture and personnel, which are the foundation of everything, are essential for ensuring the continuous execution of strategies and for achieving continuous growth, and with the aim of creating an organization where everyone can take the initiative on their own and engage in constructive communication, we will work on internal communication (transforming our corporate culture) and brand communication (strengthening our brand). - Promote measures to ensure that each and every employee will fully understand sustainability based on revision of our corporate identity. - In addition to the internal initiatives, work on reaffirming Mizuho's external image and rebuilding our brand.
(ii)	Develop employees capable of addressing social issues through strategic employee rotation and investment in talent	With the aim of building a talent portfolio that balances the career ambitions of each and every employee with each business field's need for talent to realize its strategies, we will conduct our talent development process strategically on a group-wide basis in accordance with the career development stage of each employee and also work on succession planning in alignment with our business strategies. - Strengthen personnel capabilities by expanding investment in talent that is necessary for learning, reskilling and upskilling for career development.

		- Promote strategic employee rotation aligned with medium- to long-term business strategies and also upgrade people analytics. - Under the Group CEO, promote the Executive Leader Development Program from a medium- to long-term perspective through assignments or the relevant employee's own initiative.
(iii)	Create an engaging work environment that supports the active participation of a diverse workforce and be an even more inclusive organization.	With the aim of creating an engaging work environment that will encourage all employees to enjoy a long and fulfilling career at Mizuho and to contribute to the company and work diligently, we will establish an organization where diverse perspectives and values are respected and employees can demonstrate their identity and abilities to the fullest. - Establish and transition to a human resource framework that is common to all five core group companies and that supports employees' challenges, rewards their contributions and provides an engaging work environment, and unify human resource systems. - Support workplace-centric efforts for organizational development that focuses on relationships between colleagues and raises motivation and performance across the organization as a whole. - Implement initiatives to support employee financial wellness, including provision of frameworks to support employee initiatives to build their assets and provision of opportunities to obtain financial education.

Initiatives taken by in-house companies/units and key strategies

We have established five in-house companies, which determine and promote group-wide strategies across banking, trust banking, securities and other business areas according to customer segment, as well as two units that support all of the in-house companies. The structure of the in-house companies and units for fiscal year 2022 can be seen in the following diagram.



Banking
Trust banking
Securities
Asset management
Research & consulting
Customers
Retail & Business Banking Company
Corporate & Institutional Company
Global Corporate Company
Global Markets Company
Asset Management Company
Global Products Unit
Research & Consulting Unit
Mizuho Bank
Mizuho Trust & Banking
Mizuho Securities
Asset Management One
Mizuho Research & Technologies
Individual customers
SMEs
Medium-sized enterprises
Large corporations
Financial institutions
Public-sector entities
Americas
EMEA
East Asia
Asia & Oceania
Investors
Investors

On April 1, 2023, we integrated the Corporate & Institutional Company with the investment banking functions of the Global Products Unit to newly establish the Corporate & Investment Banking Company, and the transaction banking functions of the Global Products Unit were separated and became the Global Transaction Banking Unit. In addition, upon the establishment of the Corporate & Investment Banking Company, the Global Corporate Company changed its name to the Global Corporate & Investment Banking

Company. The structure of the in-house companies and units for fiscal year 2023 can be seen in the following diagram.


Before the change
Retail & Business Banking Company
Corporate & Institutional Company
Global Corporate Company
Global Markets Company
Asset Management Company
Global Products Unit
investment banking
transaction banking
Research & Consulting Unit
After the change
Retail & Business Banking Company
Corporate & Investment Banking Company
Global Corporate & Investment Banking Company
Global Markets Company
Asset Management Company
Global Transaction Banking Unit
Research & Consulting Unit

The following section provides a closer look at each in-house company/unit's initiatives in fiscal year 2022 (developments and results of operations) and key strategies (issues to be addressed).

Note: The in-house companies and units are referred to by their respective new organizational names. In addition, the descriptions regarding the investment banking functions of the Global Products Unit are included in the subsection entitled Corporate & Investment Banking Company (which has integrated such functions).

Retail & Business Banking Company

The Retail & Business Banking Company, as the in-house company in charge of customer segments of individual customers, SMEs and medium-sized enterprises, engages in consulting services that integrate banking, trust banking, securities and other functions within the group, as well as providing highly convenient financial and nonfinancial services through leveraging advanced technologies and forming alliances with other companies and other methods.

Initiatives in FY2022 (developments and results of operations)

For individual customers, we provided them with comprehensive financial services by taking advantage of the respective strengths and characteristics of the group's banking, trust banking and securities functions in order to enhance comprehensive asset consulting as a united group. For corporate clients, we also endeavored to provide them with solutions as a united group by strengthening our responsiveness to our clients' needs, which are becoming more diversified due to changes in social and economic environments, including rising interest rates in the U.S. and soaring prices. With respect to alliances to expand our business domains, we decided to cancel the project to establish LINE Bank due to, among other reasons, changes in social and economic environments, and decided to integrate J. Score and LINE Credit to consolidate corporate resources; on the other hand, we made forward-looking investments in Rakuten Securities and Kredivo, an Indonesian digital finance company.

In addition, in order to build, and sustainably strengthen, a stable business operational structure, we continued to conduct inspections to prevent the recurrence of system failures and to prevent such failures before they occur, and worked to establish processes for gathering, using and evaluating "voices" from customers and workplaces.

Key strategies (issues to be addressed)

We will continue to build, and sustainably strengthen, a stable business operational structure, and endeavor to shift to a phase of business growth and expansion through efficiently allocating corporate resources in order to strengthen our ability to provide solutions to our customers' issues.

Specifically, we will aim to be a partner that helps individual customers design their lives in an era of lengthening lifespans. We will provide support in order to realize the wishes and hopes of our customers by further enhancing comprehensive asset consulting as a united group. For corporate clients, we will support their sustainable growth by strengthening our ability to respond to their needs through cross-sectoral efforts and leveraging our capacity for risk-taking in order to support their growth strategies and for our clients to enhance, pass on and create corporate value.

Moreover, through forming alliances and improving digital channels and payment services, we will provide highly convenient services that all of our customers can use with a sense of security.

Corporate & Investment Banking Company

The Corporate & Investment Banking Company, as the in-house company in charge of client segments of large corporations, financial institutions and public-sector entities in Japan, provides custom-designed solutions for each client on a group-wide basis to meet clients' needs for financial and non-financial products and services through investment banking product functions, such as M&A and businesses related to real estate.

Initiatives in FY2022 (developments and results of operations)
Due to the trend to focus on sustainability and the increase in volatility of the markets in and outside Japan that were affected by the shift from the low interest rate environment, various structural transformations are accelerating in both society and the economy. In response to our clients' needs created due to huge changes, we provided solutions in a timely manner through a sales framework by sector on a group-wide basis by utilizing our refined industry knowledge. We not only responded to the capital needs of our clients but also functioned as an intermediary and a consultant in transactions that include M&A and real estate. Additionally, we stepped further into sharing business risks with our clients by providing mezzanine financing and equity such as preferred stock and subordinated loan.

Key strategies (issues to be addressed)
The environment surrounding our clients is changing rapidly due to factors such as industry transformation, heightened interest in social issues and

materializing geopolitical risks. Under such circumstances, we will devote the group's banking, trust banking and securities functions and in addition, all of the group's resources, such as Mizuho Research & Technologies, Ltd., to further enhancing our ability to provide solutions that leverage our industry and products expertise, including investment banks. By such efforts, we will help our clients and the Japanese economy achieve sustainable growth through the resolution of social issues, such as sustainability, and prove our real worth as a partner that co-creates value.

Global Corporate & Investment Banking Company

The Global Corporate & Investment Banking Company, as the in-house company in charge of client segments, including both Japanese companies operating outside Japan and non-Japanese companies, aims to demonstrate our financial functions of supporting industry changes and business structural transformation by deeply understanding our clients' businesses and providing solutions as a united group under the collaboration between the group's banking and securities functions.

Initiatives in FY2022 (developments and results of operations)
As the COVID-19 pandemic began to settle, global inflation progressed, monetary policies in each country were reviewed, and geopolitical risks heightened, the overseas business was significantly affected by such factors and others. Under those circumstances, we provided support, from a financial standpoint, to our clients with respect to the review of their business strategies and rebuilding of their supply chains.

Under a global downturn in the capital markets business, we captured business opportunities in transaction banking, mainly in Asia, and steadily increased earnings.

Stemming from the strengths of our products, we also support the ESG-related efforts of our clients by providing numerous sustainability-linked bonds and loans.

Key strategies (issues to be addressed)
We will utilize our presence in the U.S. capital markets, which is one of our strengths, and work to establish a CIB (Corporate & Investment Banking)

business model, and we will utilize our networks in the Asian economies, support our clients' transitions from a financial standpoint and contribute to the resolution of social issues.

We will realize sustainable growth by further optimizing our business portfolios and strengthening our risk management.

Global Markets Company

The Global Markets Company engages in sales and trading services to offer market products to meet our clients' risk hedging and asset management needs and also conducts ALM and investment business, including capital raising and portfolio management. We aim to provide solution products that leverage our market expertise and that only we can provide through collaboration between the group's banking, trust banking and securities functions and the CIB (Corporate & Investment Banking) approach.

Initiatives in FY2022 (developments and results of operations)
Regarding our sales and trading services, we accurately captured opportunities, such as interest rate fluctuations in and outside Japan, and made the services profitable by proceeding with the virtually integrated management of banking and securities operations in and outside Japan and strengthening our solution-based approach to meet the wide-ranging market needs of our clients. In our ALM and investment business, under the situation in which central banks have rapidly tightened their monetary policies against the backdrop of a high level of inflation, we focused on maintaining stable performance. We also endeavored to support our clients' global businesses through stable and efficient foreign currency capital raising and promoted sustainability through the issuance of green bonds in Europe and other means.

Key strategies (issues to be addressed)
Regarding our sales and trading services, we will work to further raise our presence by further deepening virtually integrated management of banking and securities operations in each region, continuing to enhance our capacity to provide solutions, and enhancing our trading capacity through global cooperation of sales and trading services and utilizing DX.

With respect to our ALM and investment business, under the situation in which

highly uncertain market conditions are expected to continue, we will realize stable earnings by controlling risks through flexible operations by predictive management and close market analyses. Along with the progress in respect of the transformation of monetary policy measures, we will positively contribute to the group's overall business by deepening ALM management and through stable and efficient foreign currency capital raising.

In addition, we will work to promote sustainability and DX in the areas of sales and trading services, investment and capital raising.

Asset Management Company

The Asset Management Company, as the in-house company in charge of business related to asset management, provides products and services that match the asset management needs of our wide range of customers, from individuals to institutional investors, through the collaboration between the group's banking, trust banking and securities functions and Asset Management One Co., Ltd.

Initiatives in FY2022 (developments and results of operations)
For individual customers, we focused on providing services, such as investment trusts suitable for medium- to long-term asset building and individual-type defined contribution pension plans (iDeCo), the importance of which will increase ever more in an era of lengthening lifespans. We also met a wide variety of needs through the development and offering of a wide range of products, including the new establishment of several yield-type investment trusts that capture changes in interest rates in and outside Japan, in addition to balanced investment trusts that avert substantial declines in net asset values and pursue a stable level of performance and investment trusts that benefit from global economic growth. We provided our clients such as financial institutions with analysis of and advice on each portfolio from the perspective of both assets and liabilities and provided our clients such as pension funds with services such as consulting proposals regarding pension plans and investments.

Key strategies (issues to be addressed)
We will support customers' medium- to long-term asset building and contribute to the revitalization of financial assets in Japan. In order to achieve

this goal, we will, by focusing on core competencies, further strengthen our capacity for conducting asset management and providing solutions, and meet individual customers' asset building needs in a unified group manner benefiting from the support of the tax system for NISA and iDeCo, and utilizing corporate client channels, which is one of our strengths. In addition to ensuring stable business operations, we will work to enhance a business basis that is essential for sustainable growth, such as human capital investment and improvement of productivity utilizing DX. Moreover, we will accelerate further growth by adapting to business via remote channels and taking other measures. Furthermore, we will advance initiatives that will contribute to the asset building of our customers and the sustainable growth of society and the companies in which we invest by engaging in constructive and purposeful dialogue (engagement) with such companies, asset management that incorporates ESG-related information into the investment process, and product offerings.

Global Transaction Banking Unit

The Global Transaction Banking Unit is in charge of providing solution services in the transaction banking area to customers in a wide range of segments. In April 2023, the transaction banking functions of the Global Products Unit were separated and became the Global Transaction Banking Unit for purposes such as developing a stable settlement infrastructure from a medium- to long-term perspective, producing solutions integrated on a global level and enhancing our planning functions for our next-generation settlement infrastructure strategy. We aim to respond to our customer needs, which are becoming sophisticated and diverse, by drawing on our high level of expertise regarding the products in each area, including domestic and foreign payments, cash management and securities management.

Initiatives in FY2022 (developments and results of operations)
Amid drastic changes in the social situation and global economy, such as stricter legal regulations in various countries in response to intensifying geopolitical risks, central bank interest rate hikes in Europe and the United States and other related movements, we continued to provide a diverse range of solutions by drawing on our high level of expertise with full understanding of our customer needs, such as changes to supply chains and sophistication of cash management. Further, we endeavored to ensure stable business

operations by working on large-scale IT system upgrades and regulatory compliance, which will constitute the foundation of our business, as well as on enhancement of our business continuity plan (BCP).

Key strategies (issues to be addressed)

We will continue to capture, in a timely manner, the movement toward business structure shifts, such as changes to supply chains and production systems, as well as monetary policy developments in various countries and other changes, and respond flexibly to diversifying customer needs. We will also contribute to the growth of the group together with our customers by striving to provide solutions that will help our customers solve their issues while closely collaborating with our offices in and outside Japan.

In addition, as the stable provision of settlement operations is a responsibility of financial institutions, we will place the highest priority on maintaining and reinforcing our infrastructure platforms.

Further, we will work to create next-generation businesses from a long-term perspective, while taking into account societal trends, such as the emergence of new technologies and infrastructures in the settlement field.

Research & Consulting Unit

As the unit in charge of research functions that provide deep analysis, spanning from industrial to macroeconomic analysis, and consulting functions that cover specialized areas, including business strategy, sustainability and digitalization, the Research & Consulting Unit closely collaborates with each in-house company to aim to, in a unified group manner, expand value creation for our customers and society.

Initiatives in FY2022 (developments and results of operations)

By offering, both inside and outside the company, thorough and in-depth research with respect to cross-sector businesses, carbon neutrality, economic security, financial policies and other areas that are attracting increasing attention from our customers and society, we contributed to strengthening our competitiveness as well as to enhancing our presence. In addition, primarily in the area of sustainability, we contributed to solutions for customer issues by drawing on the high level of expertise within the unit, and further

strengthened collaboration crossing organizational barriers inside and outside the unit, in order to make efforts to expand value creation in a unified group manner.

Key strategies (issues to be addressed)

Under the current circumstances, including an increase in economic and social uncertainty and an acceleration of trends toward sustainability and DX, competition in human resource acquisition in the research and consulting area is expected to grow stronger, and in response thereto, we will strengthen our efforts to ensure the attraction of highly specialized talent. In addition to further advancing operations as a united group, we will also work on collaboration outside the group and make all other efforts to further expand value creation for customers and society.

(2) Changes in financial conditions and results of operations (consolidated basis and non-consolidated basis)

a. Changes in financial conditions and results of operations (consolidated basis)

(JPY million)

	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)
Ordinary Income	3,986,701	3,218,095	3,963,091	5,778,772
Ordinary Profits	637,877	536,306	559,847	789,606
Profit Attributable to Owners of Parent	448,568	471,020	530,479	555,527
Comprehensive Income	7,673	931,888	47,121	277,666
Total Net Assets	8,663,847	9,362,207	9,201,031	9,208,463
Total Assets	214,659,077	225,586,211	237,066,142	254,258,203

Note: Fractions are rounded down.

b. Changes in financial conditions and results of operations (non-consolidated basis)

(JPY million)

	FY2019 (For the fiscal year ended March 31, 2020)	FY2020 (For the fiscal year ended March 31, 2021)	FY2021 (For the fiscal year ended March 31, 2022)	FY2022 (For the fiscal year ended March 31, 2023)
Operating Income	75,424	268,904	320,846	316,331
Cash Dividends Received	36,673	231,972	279,822	271,955
Cash Dividends Received from Banking Subsidiaries and Affiliates	23,823	214,473	197,716	209,256
Cash Dividends Received from Other Subsidiaries and Affiliates	12,850	17,498	82,105	62,698
Net Income	34,056	226,685	405,518	265,641
Net Income per Share of Common Stock	(JPY) 13.42	(JPY) 89.36	(JPY) 159.92	(JPY) 104.77
Total Assets	12,823,777	14,169,252	14,364,202	15,323,184
Investments in Banking Subsidiaries and Affiliates	5,454,445	5,453,436	5,325,312	5,325,312
Investments in Other Subsidiaries and Affiliates	624,753	625,676	323,937	503,142

Notes:

1. Fractions are rounded down.

2. Net Income per Share of Common Stock was computed based upon the following formula:

$$\text{Net Income per Share of Common Stock} = \frac{\text{Net income recognized in the statement of income}}{\text{Average number of shares of common stock issued} - \text{Average number of shares of treasury common stock}}$$

3. We adopted the share consolidation of the shares of common stock on the basis of one post-consolidation share per ten pre-consolidation shares effective as of October 1, 2020. Net Income per Share of Common Stock is calculated under the assumption that the share consolidation had been adopted at the beginning of fiscal year 2019.

(3) Employees

		Number of employees
March 31, 2023	Mizuho Bank, Ltd. (consolidated)	32,238
	Mizuho Trust & Banking Co., Ltd. (consolidated)	4,103
	Mizuho Securities Co., Ltd. (consolidated)	8,001
	Other	6,870
	Total	51,212

Notes:
1. The number of employees is the number of persons employed by Mizuho Financial Group and its consolidated subsidiaries.
2. The number of employees includes locally hired staff outside Japan and does not include temporary employees.
3. The number of employees of Mizuho Financial Group is included in "Other."

Reference:

The following sets forth information regarding the employees of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, as well as Mizuho Financial Group (collectively, the "Four Companies"):

	March 31, 2023
Number of employees	36,707
Average age	40 years, 0 months
Average years of employment	15 years, 5 months
Average monthly salary	JPY 520,000

Notes:
1. The number of employees is the number of persons employed by the Four Companies.
2. The number of employees is the aggregate total of employees of the Four Companies. The average age, average years of employment and average monthly salary are the collective averages for the Four Companies.
3. The number of employees does not include temporary employees.
4. The calculations of average age, average years of employment and average monthly salary do not take into account seconded employees and locally hired staff outside Japan. Fractions are rounded down.
5. The average monthly salary is the average salary for the month of March, pre-tax, and does not include bonuses.

(4) Principal offices

a. Bank holding company
    Mizuho Financial Group: Head Office

b. Banking business
    Mizuho Bank

Region	Number of offices March 31, 2023	Principal offices
Kanto, Koshinetsu	382	Head Office and other offices
Hokkaido, Tohoku	16	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	85	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	15	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu, Okinawa	14	Fukuoka Branch and other offices
Japan total	512	
The Americas	12	New York Branch and other offices
Europe and the Middle East	8	London Branch and other offices
Asia and Oceania	22	Hong Kong Branch, Singapore Branch and other offices
Outside Japan total	42	
Total	554	

Notes:
1. Offices include sub-branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.
2. In addition to the above, 165 banking agency offices, 57,943 non-branch ATMs and 6 representative offices outside Japan were in operation as of March 31, 2023.
3. In addition to the above, 3 sub-branches at Narita Airport and 5 sub-branches at Haneda Airport, all mainly for foreign currency exchange, were in operation as of March 31, 2023.

Mizuho Trust & Banking

Region	Number of offices March 31, 2023	Principal offices
Kanto, Koshinetsu	42	Head Office, Yokohama Branch and other offices
Hokkaido, Tohoku	2	Sapporo Branch and Sendai Branch
Hokuriku, Tokai, Kinki	9	Osaka Branch, Nagoya Branch and other offices
Chugoku, Shikoku	3	Hiroshima Branch, Okayama Branch and other offices
Kyushu	3	Fukuoka Branch and other offices
Total	59	

Notes:
1. Offices include 23 sub-branches (including Trust Lounges, Mizuho Trust & Banking's offices that specialize in consultation and are mainly located within the same buildings as Mizuho Bank branches).
2. In addition to the above, 65 trust agencies were in operation as of March 31, 2023.

c.   Securities business
Mizuho Securities

Region	Number of offices March 31, 2023	Principal offices
Kanto, Koshinetsu	43	Head Office, Shinjuku Branch and other offices
Hokkaido, Tohoku	6	Sapporo Branch, Sendai Branch and other offices
Hokuriku, Tokai, Kinki	38	Osaka Sales Dept. I, Nagoya Branch and other offices
Chugoku, Shikoku	10	Hiroshima Branch, Takamatsu Branch and other offices
Kyushu	9	Fukuoka Branch, Kumamoto Branch and other offices
Total	106	

Notes:
1. In addition to the above, 2 representative offices outside Japan were in operation as of March 31, 2023.
2. In addition to the above, 119 Planet Booths were in operation in the lobbies of Mizuho Bank branches for securities investment consultations as of March 31, 2023.

d.   Other business
Mizuho Research & Technologies, Ltd.; Head Office and other offices

Reference:
In order to provide further enhanced comprehensive financial services, the establishment of joint branches capable of offering banking, trust banking and securities services is being promoted for the offices stated in b. and c. above. The details are as follows:

Joint branches (Japan)	Number of branches
	March 31, 2023
Joint branches offering banking, trust banking and securities services	45
Joint branches offering banking and securities services	144
Joint branches offering banking and trust banking services	1
Joint branches offering trust banking and securities services	1
Total	191

Note:
Mizuho Securities joint branches include Planet Booths, in addition to its offices.

(5) Capital investment (consolidated basis)

a. Total amount of capital investment

(JPY million)

	Mizuho Bank, Ltd. (consolidated)	Mizuho Trust & Banking Co., Ltd. (consolidated)	Mizuho Securities Co., Ltd. (consolidated)	Other
Total amount of capital investment	51,050	883	5,956	3,954

Notes:
1. Fractions are rounded down.
2. The total amount of capital investment by Mizuho Financial Group, Inc. is included in "Other" above.

b. New establishment of important facilities
There are no matters to report.

(6) Principal subsidiaries

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	1,404,065	100.00	161,257
Mizuho Trust & Banking Co., Ltd.	Chiyoda-ku, Tokyo	Trust banking, banking	247,369	100.00	47,968
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	125,167	100.00	49,239
Mizuho Research & Technologies, Ltd.	Chiyoda-ku, Tokyo	Information technology, think tank consulting	1,627	100.00	3,142
Asset Management One Co., Ltd.	Chiyoda-ku, Tokyo	Investment management	2,000	51.00	8,652
Mizuho Americas LLC	New York, NY, USA	Holding company	510,239 (USD 3,820 million)	100.00 (100.00)	N/A
Custody Bank of Japan, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	51,000	27.00	30
MI Digital Services Co., Ltd.	Chuo-ku, Tokyo	IT system administration and management	20	35.00	197
Mizuho Leasing Company, Limited	Minato-ku, Tokyo	General leasing	26,088	23.57 (0.51)	1,466
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	150,075	49.16 (49.16)	N/A
Rakuten Securities, Inc.	Minato-ku, Tokyo	Securities	19,495	19.99 (19.99)	N/A
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	13,281	100.00 (100.00)	N/A
LINE Bank Preparatory Company	Shinagawa-ku, Tokyo	Research and preparations pertaining to the acquisition of a banking business license and establishing a new banking business	12,750	50.00 (50.00)	N/A
PayPay Securities Corporation	Chiyoda-ku, Tokyo	Securities	10,224	49.00 (49.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension-related business	2,000	60.00 (60.00)	N/A
Mizuho Realty Co., Ltd.	Chuo-ku, Tokyo	Real estate agency business	1,500	95.05 (95.05)	N/A
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	1,000	100.00 (100.00)	N/A
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	902	65.00 (65.00)	N/A
UC Card Co., Ltd.	Minato-ku, Tokyo	Credit cards	500	100.00 (100.00)	N/A
Mizuho-DL Financial Technology Co., Ltd.	Chiyoda-ku, Tokyo	Investigation, research and development of financial technology	200	60.00 (60.00)	N/A
Mizuho Realty One Co., Ltd.	Chiyoda-ku, Tokyo	Holding company	100	100.00 (100.00)	N/A
J.Score Co., Ltd.	Minato-ku, Tokyo	Lending	100	50.00 (50.00)	N/A
LINE Credit Corporation	Shinagawa-ku, Tokyo	Lending	100	49.00 (49.00)	N/A
Mizuho Business Service Co., Ltd.	Shibuya-ku, Tokyo	Subcontracted operations	90	100.00 (100.00)	N/A
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	269,753 (VND 47,325,165 million)	15.00 (15.00)	N/A
Mizuho Capital Markets LLC	New York, NY, USA	Derivatives	206,293 (USD 1,544 million)	100.00 (100.00)	N/A
Mizuho Bank (China), Ltd.	Shanghai, China	Banking	184,490 (CNY 9,500 million)	100.00 (100.00)	N/A
Mizuho International plc	London, UK	Securities, banking	117,538 (GBP 709 million)	100.00 (100.00)	N/A

Company name	Location	Main business	Capital (JPY million)	Percentage of voting rights held by Mizuho Financial Group (%)	Amount of dividend paid to Mizuho Financial Group (JPY million)
P.T. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	65,722 (IDR 7,384,574 million)	98.99 (98.99)	N/A
Mizuho Securities Asia Limited	Hong Kong, China	Securities	61,592 (HKD 3,620 million)	100.00 (100.00)	N/A
Mizuho Securities USA LLC	New York, NY, USA	Securities	57,323 (USD 429 million)	100.00 (100.00)	N/A
Mizuho Bank Europe N.V.	Amsterdam, The Netherlands	Banking, securities	27,948 (EUR 191 million)	100.00 (100.00)	N/A
Banco Mizuho do Brasil S.A.	Sao Paulo, SP, Brazil	Banking	17,822 (BRL 679 million)	100.00 (100.00)	N/A
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	14,021 (USD 105 million)	100.00 (100.00)	N/A
Mizuho Bank (USA)	New York, NY, USA	Banking, trust banking	13,150 (USD 98 million)	100.00 (100.00)	N/A
Mizuho Securities Europe GmbH	Frankfurt, Germany	Securities	5,100 (EUR 35 million)	100.00 (100.00)	N/A

Notes:
1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.
2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.
3. The "Percentage of voting rights held by Mizuho Financial Group" is rounded down to the nearest second decimal place.
4. Figures in parentheses ( ) in the "Percentage of voting rights held by Mizuho Financial Group" column are those of voting rights held indirectly.
5. Rakuten Securities, Inc. is newly included in "Principal subsidiaries."
6. As of June 1, 2022, Mizuho Financial Group acquired all of the common stock of Mizuho Securities Co., Ltd. that had been held by The Norinchukin Bank through a share transfer, making Mizuho Securities Co., Ltd. a wholly-owned subsidiary of Mizuho Financial Group.

Outline of material business alliances

Mizuho Financial Group and LINE Corporation ("LINE") have determined to halt their project for launching a new bank. The venture was being led by LINE Bank Preparatory Company - an entity established through a joint investment by the two companies' respective subsidiaries, Mizuho Bank and LINE Financial Corporation. Dissolution and liquidation proceedings, and any other necessary proceedings for LINE Bank Preparatory Company will move ahead after arrangements have been made with business partners and other stakeholders. As the two companies have already jointly launched a personal loan service through LINE Credit Corporation, they will seek to continue their harmonious relationship and collaborate on ultra-convenient offerings for users.

(7) Major borrowings

Creditors	Balance of borrowings (JPY million)	Number of shares of Mizuho Financial Group and percentage of voting rights held by creditors	
		Number of shares held (shares)	Percentage of voting rights (%)
Mizuho Bank, Ltd.	810,000	N/A	N/A
Total	810,000	N/A	N/A

(8) Business transfer, etc.

Mizuho Securities Co., Ltd. ("Mizuho Securities") concluded a share transfer agreement with Rakuten Securities Holdings, Inc. ("Rakuten Securities Holdings") on October 7, 2022, and after the transfer of 19.99% of the common stock of Rakuten Securities, Inc. ("Rakuten Securities") to Mizuho Securities, Rakuten Securities became an equity-method affiliate of Mizuho Securities. In addition, Mizuho Securities and Rakuten Securities Holdings signed a shareholder agreement on the same date. Bringing together strengths such as Mizuho Securities' product appeal and comprehensive asset management consulting capabilities across banking, trust and securities activities, as well as strengths such as the ability of Rakuten Securities to attract customers from a wide range of generations, based on synergies with the Rakuten ecosystem, and its online securities trading platform with excellent UI/UX, we will jointly realize a "fully-fledged hybrid comprehensive asset management consulting service that meets the needs of all individual customers."

2. Matters regarding directors and executive officers
(1) Directors and executive officers
Shown below are directors and executive officers as defined in the Companies Act as of March 31, 2023:

Directors

Name	Title and assignment	Major concurrent office
Tatsuo Kainaka	Member of the Board of Directors (outside director) Chairman of the Nominating Committee Member of the Compensation Committee Member of the Audit Committee Member of the Human Resources Review Meeting Chairman of the System Failure Response Evaluation Committee	Attorney-at-law at Takusyou Sogo Law Office Corporate Auditor (External) of Oriental Land Co., Ltd.
Yoshimitsu Kobayashi	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Human Resources Review Meeting	Chairman of the Board of Directors of Tokyo Electric Power Company Holdings, Inc.

Name	Title and assignment	Major concurrent office
Ryoji Sato	Member of the Board of Directors (outside director) Member of the Audit Committee Member of the System Failure Response Evaluation Committee	Outside Director (Audit & Supervisory Committee Member) of Nippon Life Insurance Company
Takashi Tsukioka	Member of the Board of Directors (outside director) Member of the Nominating Committee Member of the Compensation Committee Chairman of the Audit Committee Member of the Human Resources Review Meeting Member of the System Failure Response Evaluation Committee	Honorary Advisor of Idemitsu Kosan Co., Ltd.
Masami Yamamoto	Member of the Board of Directors (outside director) Member of the Nominating Committee Chairman of the Compensation Committee Member of the Human Resources Review Meeting	Director, Senior Advisor of Fujitsu Limited Outside Director of JFE Holdings, Inc.

Name	Title and assignment	Major concurrent office
Izumi Kobayashi	Member of the Board of Directors (outside director) Chairman of the Board of Directors Member of the Nominating Committee Member of the Risk Committee Member of the Human Resources Review Meeting Member of the System Failure Response Evaluation Committee	Outside Director of ANA Holdings, Inc. Outside Director of Mitsui & Co., Ltd. Outside Director of OMRON Corporation
Seiji Imai	Member of the Board of Directors, Chairman (*Kaicho*)	
Hisaaki Hirama	Member of the Board of Directors Member of the Audit Committee Chairman of the Risk Committee	
Masahiro Kihara	Member of the Board of Directors Chairman of the Human Resources Review Meeting	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Makoto Umemiya	Member of the Board of Directors	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. President, CEO & Representative Director of Blue Lab Co., Ltd.

Name	Title and assignment	Major concurrent office
Motonori Wakabayashi	Member of the Board of Directors	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Nobuhiro Kaminoyama	Member of the Board of Directors	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Notes:

1. Chairman (*Kaicho*) Imai engages in our external activities, but does not chair the Board meetings. The Board meetings are chaired by the independent director chair Izumi Kobayashi.
2. Mr. Hisaaki Hirama, who served as General Manager of the Accounting Department of both Mizuho Financial Group and Mizuho Bank, Ltd, and as a member of the Audit Committee of Mizuho Financial Group; and Mr. Ryoji Sato, who served as a certified public accountant and a member of the Audit Committee of Mizuho Financial Group, have considerable expert knowledge concerning finance and accounting gained through their experiences and careers.
3. Mr. Yoshimitsu Kobayashi retired as a member of the Board of Mitsubishi Chemical Holdings Corporation and as a member of the Board of The KAITEKI Institute, Inc. in June 2022.
4. Mr. Ryoji Sato ceased to be an Audit & Supervisory Board Member of Nippon Life Insurance Company and was appointed as an Outside Director (Audit & Supervisory Committee Member) of Nippon Life Insurance Company.
5. Since, as a financial institution, it is essential for us to ensure the effectiveness of the activities of the Audit Committee, it is necessary for the Audit Committee to gather information through internal directors who are familiar with financial businesses and regulations, share information among the Audit Committee, and have sufficient coordination with internal control departments, and for these reasons, we appointed an internal director (non-executive), Mr. Hisaaki Hirama, as a full-time member of the Audit Committee.
6. Messrs. Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka, and Masami Yamamoto, and Ms. Izumi Kobayashi, who are the outside directors, satisfy the Independence Standards of Outside Directors of Mizuho Financial Group and are "independent directors" as defined by Tokyo Stock Exchange, Inc.

Directors who resigned or retired in the fiscal year 2022

Name	Title and assignment (Note)	Other
Tatsuo Sakai	Member of the Board of Directors	Resigned as of April 1, 2022
Yasuhiro Sato	Member of the Board of Directors	Retired as of June 21, 2022

Note: The titles and assignments are as of the date of their resignation or retirement.

Executive officers as defined in the Companies Act

Name	Title and assignment	Major concurrent office
Masahiro Kihara*	President & Group CEO (Representative Executive Officer)	Member of the Board of Directors of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors of Mizuho Securities Co., Ltd.
Makoto Umemiya*	Deputy President & Senior Executive Officer (Representative Executive Officer) Chief Digital Innovation Officer (Group CDIO) Head of Financial Control & Accounting Group (Group CFO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Deputy President & Executive Officer of Mizuho Trust & Banking Co., Ltd. President, CEO & Representative Director of Blue Lab Co., Ltd.
Masahiro Otsuka	Senior Executive Officer Head of Retail & Business Banking Company	
Naofumi Fuke	Senior Executive Officer Co-Head of Retail & Business Banking Company	

Name	Title and assignment	Major concurrent office
Hidekatsu Take	Senior Executive Officer Head of Corporate & Institutional Company Head of Global Corporate Company	
Yasuhiro Shibata	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Masamichi Ishikawa	Senior Executive Officer Head of Asset Management Company Deputy Head of Strategic Planning Group	Managing Executive Officer of Mizuho Bank, Ltd.
Mitsuhiro Morishita	Senior Executive Officer Head of Global Products Unit	
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit Chief Sustainability Officer (Group CSuO)	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors, Deputy President of Mizuho Research & Technologies, Ltd.
Naoshi Inomata	Senior Executive Officer Head of Strategic Planning Group (Group CSO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Motonori Wakabayashi*	Senior Executive Officer Head of Risk Management Group (Group CRO)	Member of the Board of Directors, Deputy President of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Nobuhiro Kaminoyama*	Senior Executive Officer Head of Human Resources Group (Group CHRO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.
Koji Yonei	Senior Executive Officer Head of IT & Systems Group (Group CIO)	Deputy President & Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors of Mizuho Research & Technologies, Ltd.
Mitsuhiro Kanazawa	Senior Executive Officer Co-Head of IT & Systems Group (Group Co-CIO)	
Hiroaki Ehara	Senior Executive Officer Head of Operations Group (Group COO)	Managing Executive Officer of Mizuho Bank, Ltd. Member of the Board of Directors, Deputy President of Mizuho Trust & Banking Co., Ltd.
Makoto Matsubara	Senior Executive Officer Head of Compliance Group (Group CCO)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Name	Title and assignment	Major concurrent office
Hisashi Kikuchi	Senior Executive Officer Head of Internal Audit Group (Group CA)	Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Bank, Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Trust & Banking Co., Ltd. Member of the Board of Directors (Audit & Supervisory Committee Member) of Mizuho Securities Co., Ltd. Corporate Auditor of Mizuho Research & Technologies, Ltd.

Note: Executive officers marked with asterisks (*) are executive officers concurrently serving as directors.

Executive officers who resigned in the fiscal year 2022

Name	Title and assignment (Note)	Other
Seiji Imai	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company Head of Global Corporate Company	Resigned as of April 1, 2022
Masatoshi Yoshihara	Senior Executive Officer Co-Head of Global Markets Company	Resigned as of April 1, 2022

Note: The titles and assignments are as of the date of their resignation.

Reference:
Shown below are the executive officers as defined in the Companies Act as of April 1, 2023:

Executive officers as defined in the Companies Act

Name	Title and assignment
Masahiro Kihara	President & Group CEO (Representative Executive Officer)
Reason for appointment as executive officer: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, financial planning, risk management, investment banking business, markets business and other matters as a member of the group since 1989. He has served as President & Group CEO of Mizuho Financial Group since February 2022, after having served in positions such as General Manager of Risk Management Department, General Manager of Financial Planning Department, Head of Financial Control & Accounting Group, Head of Strategic Planning Group of Mizuho Securities Co., Ltd. and Head of Global Products Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, business management and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as the head of business execution and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Makoto Umemiya	Deputy President & Senior Executive Officer (Representative Executive Officer) Group CDO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in digital innovation, financial planning, portfolio management, business promotion and other matters as a member of the group since 1987.

He has served as Chief Digital Innovation Officer since the fiscal year 2022 after having served in positions such as General Manager of Osaka Branch of Mizuho Bank, Ltd., General Manager of Financial Planning Department and Head of Financial Control & Accounting Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as the internal and external competitive environment and the risks and opportunities therein, including the use of digital technology. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CDO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Kazutoshi Isogai	Senior Executive Officer Head of Retail & Business Banking Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in financial planning, human resource management, corporate planning, business promotion and other matters as a member of the group since 1991.

He has served in positions such as General Manager of Financial Planning Department of Mizuho Financial Group and General Manager of a branch of Mizuho Bank, Ltd. Having been engaged in the planning and promotion of the overall strategy as Deputy Head of Retail & Business Banking Company, he has a deep understanding of the business and operational realities of said company, as well as the risks and opportunities therein. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Retail & Business Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Masayuki Sugawara	Senior Executive Officer Head of Corporate & Investment Banking Company
Reason for appointment as executive officer: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in business promotion, international business and other matters as a member of the group since 1988. He has served as the general manager of Mizuho Bank, Ltd., and he has a deep understanding of the business and operational realities of large corporations, including those overseas, as well as the risks and opportunities thereof. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Hidekatsu Take	Senior Executive Officer Head of Global Corporate & Investment Banking Company In Charge of Specially Assigned Matters
Reason for appointment as an executive officer: He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, corporate planning, business promotion and other matters as a member of the group since 1988. He has served as Head of Corporate & Institutional Company and Head of Global Corporate Company since the fiscal year 2022, after having served in positions such as General Manager of Group Planning Division of Mizuho Financial Group, Deputy Head of the Americas, CEO for Asia & Oceania excl. East Asia of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the group's global business and operational realities, as well as the risks and opportunities thereof. He also has overall planning and organizational leadership skills backed by a wealth of management experience. Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Head of Global Corporate & Investment Banking Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.	

Name	Title and assignment
Kenya Koshimizu	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in markets business, planning business and other matters as a member of the group since 1990.

He has served in his current position since the fiscal year 2022, after having served in positions such as Co-Head of Fixed Income Business Division of Mizuho Securities Co., Ltd. and Co-Head of Global Markets Division of Mizuho Bank, Ltd. He has a deep understanding of the business and operational realities as well as the risks and opportunities in market operations, especially in the banking area. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Co-Head of Global Markets Company (banking strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Daishi Sasaki	Senior Executive Officer Co-Head of Global Markets Company

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in markets business, research and consulting business and other matters as a member of the group since 1991.

After having been stationed in the U.S., he has served in positions such as Head of Equity Business Division, Head of Fixed Income Business Division and Head of Global Markets Division of Mizuho Securities Co., Ltd., and he has a deep understanding of the business and operational realities as well as the risks and opportunities in connection with internal and external equity and fixed income of Global Markets Company. He also has overall planning and organizational leadership skills backed by management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Co-Head of Global Markets Company (sales and trading strategy) and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Noriyuki Sato	Senior Executive Officer Head of Asset Management Company In Charge of Specially Assigned Matters

Reason for appointment as executive officer:

After having been engaged in business as a member of Mizuho Financial Group from 1989 through 2003, he has served as the head of REIT management at DIAM Co., Ltd. and Asset Management One Co., Ltd, and also served as CEO at AP Property Fund Management Pte Ltd since 2021; accordingly, he has abundant business experience and management experience domestically and internationally.

He has been consistently involved in the asset management business throughout his career, particularly contributing to the development of the JREIT market in its infancy, and has extensive business and management experience overseas, giving him a deep understanding of the realities of such business as well as the risks and opportunities thereof.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Asset Management Company and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Tsutomu Yamamoto	Senior Executive Officer Head of Global Transaction Banking Unit

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in international business, investment banking products and settlement products business and other matters as a member of the group since 1991.

He has served in positions such as General Manager of Manila Branch, General Manager of Europe Department, Deputy Head of Asia & Oceania excl. East Asia, Head of Global Corporate Division and Head of Global Products Unit of Mizuho Bank, Ltd., giving him a deep understanding of the business and operational realities as well as risks and opportunities in connection with the investment banking products and the settlement products in Japan and overseas. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Global Transaction Banking Unit and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Yasuhiko Ushikubo	Senior Executive Officer Head of Research & Consulting Unit Group CSuO

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in sustainable business, macroeconomic research, industry research, business promotion and other matters as a member of the group since 1989.

He has served as Head of Research & Consulting Unit since the fiscal year 2020 and Group Chief Sustainability Officer since the fiscal year 2022, after having served in positions such as Deputy Head of Research & Consulting Unit of Mizuho Financial Group and President & CEO of Mizuho Research Institute Ltd. (currently Mizuho Research & Technologies, Ltd.). Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as the business opportunities and risks surrounding domestic and international economic and industry trends and sustainability such as climate change. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Head of Research & Consulting Unit and Group CSuO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Naoshi Inomata	Senior Executive Officer Group CSO General Manager of Strategic Planning Office

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, international business, investment banking business and other matters as a member of the group since 1990.

He has served as Group Chief Strategy Officer since fiscal year 2020, after having served in positions such as Project Manager of U.S. Platform Intensive Enhancement Project Team and General Manager of Asia & Oceania Department of Mizuho Bank, Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, management of corporate resources and management of various risks and internal control. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CSO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Minako Nakamoto	Senior Executive Officer Group CGO

Reason for appointment as executive officer:

She is well-acquainted with the overall business, and has abundant experience domestically and internationally, having been engaged in corporate planning, international business, business promotion and other matters as a member of the group since 1993.

She has been engaged in corporate planning and business management for a long time, having served in positions such as president of a local subsidiary in the U.S., General Manager of Ginza Branch of Mizuho Bank, Ltd. and General Manager of Corporate Planning Department of Mizuho Securities Co., Ltd., giving her a deep understanding of internal control systems as well as organizational structure, operations and other matters based on the realities of the group's business. She also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed her as an executive officer based on the role delegated to her as Group CGO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Takefumi Yonezawa	Group CFO / General Manager of International Accounting Standards Project Team

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in accounting, industry research, financial planning and other matters as a member of the group since 1993.

He has served in positions such as General Manager of Financial Planning Department, Deputy Head of Financial Control & Accounting Group of Mizuho Financial Group, and he has a deep understanding of financial strategies, tax strategies and management of corporate resources. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CFO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Motonori Wakabayashi	Senior Executive Officer Group CRO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in risk management, research and consulting business, business promotion, corporate credit supervision and other matters as a member of the group since 1987.

He has served as Head of Risk Management Group of Mizuho Financial Group since fiscal year 2019, after having served in positions such as In Charge of Banking of Mizuho Bank Co., Ltd. and Head of Research & Consulting Unit of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, financial and non-financial broad risk management and social trends, such as global economics, finance and sustainability, affecting the group's business. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Nobuhiro Kaminoyama	Senior Executive Officer Group CHRO

Reason for appointment as executive officer:
He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in human resource management, business promotion and other matters as a member of the group since 1991.
He has served as Head of Human Resources Group of Mizuho Financial Group since fiscal year 2021, after having served in positions such as General Manager of Corporate Banking Department No.9 of Mizuho Bank Co., Ltd. and General Manager of Corporate Secretariat of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, corporate governance, broad systems, operations, education and employee engagement regarding human capital. He also has overall planning and organizational leadership skills backed by a wealth of management experience.
Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CHRO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Natsumi Akita	Senior Executive Officer Group CPO / Group CCuO

Reason for appointment as executive officer:
She has been engaged in human resource and organizational development and transformation of corporate culture as a member of the group since 2022, after having served in positions such as executive of other financial institutions and entities. Through her management experience at various organizations and significant business experience with respect to marketing and public relations, she has a deep understanding of human resource needs, and also has overall planning and organizational leadership skills backed by a wealth of management experience including experience in other companies.
Mizuho Financial Group has appointed her as an executive officer based on the role delegated to her as Group CPO and Group CCuO and based on the decision that her experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Koji Yonei	Senior Executive Officer Group CIO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, IT & systems planning, development and management with respect to the Group's companies responsible for system operation and management and other matters as a member of the group since 1985.

He has served as Head of IT & Systems Group of Mizuho Financial Group since fiscal year 2021, after having served in positions such as Deputy Head of IT & Systems Group of Mizuho Financial Group and Vice President, COO of MI Digital Services Co.,Ltd. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, system infrastructure which supports such business, development and operations and system risk management. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CIO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Mitsuhiro Kanazawa	Senior Executive Officer Group Co-CIO / Group CPrO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience domestically and internationally, having been engaged in corporate planning, risk management, international business, business promotion and other matters as a member of the group since 1990.

He has served as Co-Head of IT & Systems Group of Mizuho Financial Group since fiscal year 2022, after having served in positions such as General Manager of Americas Department of Mizuho Bank Co., Ltd. and General Manager of Risk Management Department of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business management both in and outside Japan and broad risk management including operational risk. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group Co-CIO and Group CPrO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Makoto Matsubara	Senior Executive Officer Group CCO

Reason for appointment as an executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in compliance, crisis management, corporate planning, human resource management and other matters as a member of the group since 1991.

He has served as Head of Compliance Group of Mizuho Financial Group since fiscal year 2022, after having served in positions such as General Manager of Compliance Division, General Manager of Planning Management Department, General Manager of Global Talent Planning and Management Department, and Deputy Head of Strategic Planning Group (in charge of crisis management) of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, compliance to support the group's business, various risk management and crisis control. He also has overall planning and leadership skills backed by a wealth of management experience.

Mizuho Financial Group appointed him as an executive officer based on the role delegated to him as Group CCO and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Name	Title and assignment
Hisashi Kikuchi	Senior Executive Officer Group CAE

Reason for appointment as executive officer:

He is well-acquainted with the overall business, and has abundant business experience, having been engaged in corporate planning, human resource management, business promotion and other matters as a member of the group since 1988.

He has served as Head of Internal Audit Group of Mizuho Financial Group since fiscal year 2020, after having served in positions such as General Manager of Tokyo Corporate Banking Department of Mizuho Bank Co., Ltd., General Manager of Corporate Secretariat and Head of Strategic Planning Group of Mizuho Financial Group. Through his experience in the group, he has a deep understanding of the realities of the group's overall business as well as, among others, business strategies, various risk management, internal control and audit. He also has overall planning and organizational leadership skills backed by a wealth of management experience.

Mizuho Financial Group has appointed him as an executive officer based on the role delegated to him as Group CAE and based on the decision that his experience and expert knowledge can be utilized both in decision-making on business execution delegated by the Board of Directors and in oversight of business execution.

Reference:

Group CSO   : Group Chief Strategy Officer

Group CGO   : Group Chief Governance Officer

Group CFO   : Group Chief Financial Officer

Group CRO   : Group Chief Risk Officer

Group CHRO   : Group Chief Human Resources Officer

Group CPO   : Group Chief People Officer

Group CIO   : Group Chief Information Officer

Group CPrO   : Group Chief Process Officer

Group CCO   : Group Chief Compliance Officer

Group CAE   : Group Chief Audit Executive

Group CDO   : Group Chief Digital Officer

Group CSuO   : Group Chief Sustainability Officer

Group CCuO   : Group Chief Culture Officer

(2) Aggregate compensation for directors and executive officers
Basic Policy for Executive Compensation
We, by resolution of our Compensation Committee, established the Basic Policy for Executive Compensation concerning the decision on the compensation for each individual director and executive officer (the "Officers").

■ **Basic Policy for Executive Compensation**

(Basic principle)
- Executive compensation shall be provided as compensation for the responsibilities assigned to, and the performance of, each of the Officers, and function as an incentive for each of the Officers to exercise their designated function to the fullest in our effort to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth, based on our basic management policies under our Corporate Philosophy.

(Executive compensation system)
- Executive compensation for each of the Officers shall be determined based on a pre-determined executive compensation system.
- The executive compensation system shall include systems and rules related to, among other factors, payment compensation standard (standard amounts), structure (such as fixed and variable portions), form (such as cash or stocks) and timing (such as regular payment or payment at resignation).
- The executive compensation system shall be established in accordance with both domestic and foreign rules and guidelines concerning executive compensation.
- The executive compensation system shall reflect our economic and social environment as well as our medium- and long-term business performance, and we shall design our system appropriately by referring to such systems of other companies, including our competitors.

(Control)
- Part of an Officer's executive compensation shall be provided on a deferred payment basis over multiple years in order to mitigate risks stemming from actions taken for short-term gains that are excessively risky or could compromise value creation for various stakeholders.
- We shall introduce, as necessary, measures to decrease or compel forfeiture of such deferred amounts or to compel forfeiture of, in whole or in part, compensation already paid.

(Governance)

- In order to effectively ensure objectivity, appropriateness and fairness with respect to executive compensation, the Compensation Committee shall determine the important relevant matters, such as this policy, the design of the executive compensation system and the executive compensation for each director and executive officer as defined in the Companies Act.

- All members of the Compensation Committee shall be in principle appointed from outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

(Disclosure)

- In order to effectively ensure transparency with respect to executive compensation, this policy, the executive compensation system and the decided executive compensation, shall be disclosed in a lawful, appropriate manner through suitable means.

Compensation system

Compensation for the Officers responsible for business execution shall, in principle, consist of Base Salary, Stock Compensation and Performance Payments. In addition, the composition ratio of fixed compensation and corporate performance linked compensation and others (variable compensation) will be determined according to the functions and responsibilities of each of the Officers and the composition ratio of fixed compensation of the Group CEO is determined to be the minimum composition ratio.

From the perspective of ensuring the effectiveness of the supervisory function, compensation for Non-executive officers responsible for management supervision shall be, in principle, in the form of fixed compensation consisting of Base Salary and Stock Compensation I and such composition shall be, in principle, 85% and 15%, respectively.

Type of compensation		Detail of compensation		Example of composition of compensation for Non-executive officers responsible for management supervision	Example of composition of compensation for officers responsible for business execution	
					Group executive officer as defined in our internal regulations	Group CEO



Base Salary (Monetary compensation): Payment will be made monthly in cash in accordance with the functions and responsibilities of each of the Officers.

Stock Compensation I (Non-monetary compensation): Payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, in accordance with the functions and responsibilities of each of the Officers.

Only fixed Compensation

Stock Compensation II (Non-monetary compensation) / Performance Payment (Monetary compensation):

Corporate performance linked compensation *1
"Standard Amount" x "Corporate performance linked coefficient"

Quantitative 70%	Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others	40%
	Net Income *2	10%
	Consolidated ROE	10%
	Expense Ratio	10%
Qualitative 30%	Evaluation from the perspective of increasing corporate value through sustainable and stable growth of the Group Based on the gross profits RORA, CET1 ratio, and the reduction of cross-shareholding, TSR, the quality of profits, customer satisfaction, employee's engagement, and sustainability initiatives.	30%

For Officers other than Group CEOs, the results of organization that each of the Officers is in charge of will also be reflected.

Deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group.

A certain amount of deferred payment over three years will be made.

*1 The Compensation Committee determines the amounts of compensation for each fiscal year.
*2 Profit Attributable to Owners of Parent

Subject to malus and clawback

Non-executive officers (management supervision): Base Salary 85.0%, Performance Payment 15.0%, Stock Compensation — 100.0%

Group executive officer: Base Salary 57.5%, Stock Compensation I 5.0%, Stock Compensation ratio 20.0%, Stock Compensation II 15.0%, Performance Payment 22.5% — 62.50%, 37.5%

Group CEO: Base Salary 42.5%, Stock Compensation ratio 32.5%, Stock Compensation I 7.5%, Stock Compensation II 25.0%, Performance Payment 25.0% — 50.0%, 50.0%

Low ← Variable compensation ratio and stock compensation composition ratio → High

* A system is adopted which enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

* For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

■ Matters regarding corporate performance linked compensation and others (variable compensation)

The corporate performance linked compensation and others (variable compensation) shall be determined by multiplying the standard amount, which is determined based on the functions and responsibilities of each of the Officers, by a corporate performance linked coefficient. To determine the coefficient, the quantitative items are evaluated based on the target achievement rates for the "Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others" (which indicates the profitability of the core operations), the "Profit Attributable to Owners of Parent" (which is the final result of management's performance), the "Consolidated ROE" and the "Expense Ratio" (which indicate the management's efficiency). The target achievement rate for each indicator will be capped at 150% and will be set at 0% if it falls below the target by a certain degree. In addition, the qualitative items are evaluated comprehensively, ranging from 0 to 150%, from the perspective of increasing corporate value through the Group's sustainable and stable growth based on items that, for example, cannot be recognized only by the target achievement rates, such as the "quality of profits" (which takes into account the comparisons with previous years and other companies) and the "sustainability initiatives" (which utilized the comparisons with previous years and other companies that were evaluated by four major ESG evaluation institutions (S&P Global, Sustainalytics, MSCI, and FTSE)). In addition to the above, for the Officers other than the Group CEO, the evaluation on, among other matters, the results of each organization that each of the Officers is in charge of (in-house companies and units) will also be taken into consideration. Stock Compensation II fluctuates, in principle, within the range of 0% to 130% of the standard amount, and the Performance Payment fluctuates, in principle, within the range of 0% to 170% of the standard amount.

■ Matters regarding non-monetary compensation (Stock Compensation)

We have introduced a stock compensation system utilizing a trust (the "System"). The System operates through the Board Benefit Trust (BBT), in which our shares are acquired from the stock market through the trust with the fund we contribute to, which is to be provided to the Officers in accordance with the Rules of Distribution of Officer Shares stipulated. The System consists of Stock Compensation I and Stock Compensation II.

Stock Compensation I refers to the system in which a fixed number of shares is given to an Officer at the time of resignation, which is determined by the functions and responsibilities of each of the Officers at the time. The system allows for a reduction or forfeiture of the compensation depending on the performance of the group or the individual.

Stock Compensation II is a system in which deferred payments over three years will be made in the form of shares determined in accordance with the level of achievement of the 5-Year Business Plan or other factors (for example, the target achievement rates of the "Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others" and other items). The system allows for a reduction or forfeiture of the deferred compensation depending on the performance of the group or the individual.

Details of Stock Compensation paid or determined to be paid during the fiscal year 2022 under the System are described on page 140 and page 4 (Convocation Notice of the 21st Ordinary General Meeting of Shareholders (Matters Omitted from the Documents to be Delivered to Shareholders Who Have Requested the Delivery of Documents in Paper Form)).

The voting rights pertaining to the shares owned by the trust shall not be exercised.

Reference: Summary of the executive compensation system for FY2023

We have revised the executive compensation system to encourage the Officers of the group to undertake new challenges and to function as an incentive for each of the Officers of the group to exercise their designated function to the fullest, based on our new Purpose and Medium-term Business Plan. The main points of the revision consist of the following two points.

(i) Enhancement of the incentive functions to increase corporate value over the medium to long term

✓ The executive compensation system was revised to a system consisting of the Base Compensation and the Incentive Compensation, clarifying that the compensation that is awarded for increasing the group's corporate value over the medium to long term is the Medium- to Long-term Incentive Compensation.

Stock Compensation II, which constitutes one component of the Medium- to Long-term Incentive Compensation, will involve conducting evaluations of, in addition to the group's finance-related indicators, initiatives for the sustainable growth and development of our stakeholders, such as "our customers," "the economy and society" and "our employees," that the group is pursuing.

(ii) Increase in the proportion of the Incentive Compensation

✓ We increased the respective composition ratios of the Incentive Compensation and the Stock Compensation in respect of the Executive Compensation. With respect to these types of compensation, the composition ratio in respect of the Group CEO is at the maximum.

Type of compensation			Whether compensation is linked to corporate performance	Summary of compensation	Example of composition of compensation		
					The Officers responsible for business execution		Non-executive officers
					Group CEO	Group executive officer as defined in our internal regulations	
Base Compensation			Not linked	Payment will be made monthly in cash in accordance with the functions and responsibilities of each of the Officers.	40.0% / 40%	55.0% / 55%	85.0% / 85%
Incentive Compensation	Medium- to Long-term Incentive Compensation	Stock Compensation I	Not linked	As an incentive to increase corporate value over the medium to long term and for other purposes, payment will be made at the time of resignation of each of the Officers, in the form of shares of common stock of Mizuho Financial Group, with the number of shares determined in advance in accordance with the Officer's functions and responsibilities.	5.0%	5.0%	15.0% / 15%
		Stock Compensation II	Linked	As an incentive to increase corporate value over the medium to long term and for other purposes, payment will be determined based on, among others, the degree of target achievement in respect of the finance-related indicators, on which the group focuses toward increasing corporate value, and the evaluation in respect of "our customers," "the economy and society" and "our employees"; and deferred payments over three years will be made in the form of shares of common stock of Mizuho Financial Group.	30.0% / 60%	17.5% / 45%	
	Short Term Incentive Compensation		Linked	As an incentive in respect of performance over the past fiscal year toward increasing corporate value, payment will be determined based on, among others, the degree of target achievement in respect of the finance-related indicators, on which the group focuses, and the evaluation of individual performance; and a lump sum payment* will be made in cash. * A certain amount of deferred payment over three years will be made.	25.0%	22.5%	

⌐ Subject to malus and clawback

* A system is adopted which enables malus (forfeiture of compensation remaining unpaid) and clawback (request for return of compensation) by resolution of the Compensation Committee depending on the performance of the group or the individual.

* For the Officers appointed outside Japan, the standard amount and the composition and details of the executive compensation may be determined individually based on local compensation rules and practices as well as compensation levels of our competitors.

Compensation determination process

The Compensation Committee shall determine the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation. In addition, in order to ensure fairness and objectivity concerning the compensation for each of the Officers, the Compensation Committee shall determine the compensation for each individual director and executive officer of Mizuho Financial Group as defined in the Companies Act and approve the compensation of each individual director of Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities (the “Three Core Companies”).

Visual breakdown of the compensation determination process



Mizuho Financial Group
Compensation Committee
The Chairman of the Compensation Committee shall be an outside director
The members of the Compensation Committees are all outside directors (as of March 2023)
Determination of compensation
Directors and executive officers as defined in the Companies Act
President & CEO
Directors
Executive officers as defined in the Companies Act
Determination of compensation
Executive officers as defined in our internal regulations
Approval of compensation
Approval of compensation
Application for compensation
Application for compensation
Presidents
Presidents
Determination of compensation
Determination of compensation
Directors
Executive officers
Three Core Companies

Amounts of compensation

Aggregate amounts of compensation paid to directors and executive officers as defined in the Companies Act

Shown below are the compensations of the directors and executive officers as defined in the Companies Act.

The aggregate compensation paid to directors who concurrently serve as executive officers as defined in the Companies Act is included in the below table as those of "Executive officers as defined in the Companies Act."

■ Directors

	Compensation for FY2022				Compensation for FY2021			
	Fixed compensation		Other compensation		Corporate performance linked compensation and others (Variable compensation)		Other compensation	
	Base Salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)	Base Salary (Monetary compensation)	Stock Compensation II (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)
Number of persons	9	9	8	None	None	None	1	1
Amount	229	40	0	None	None	None	24	25
(Number of shares)	None	(25)	None	None	None	None	None	(15)

■ Executive officers as defined in the Companies Act

	Compensation for FY2022				Compensation for FY2021			
	Fixed compensation		Other compensation		Corporate performance linked compensation and others (Variable compensation)		Other compensation	
	Base Salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)	Performance Payments (Monetary compensation)	Stock Compensation II (Non-monetary compensation)	(Monetary compensation)	(Non-monetary compensation)
Number of persons	17	18	18	None	17	17	None	None
Amount	459	77	1	None	198	202	None	None
(Number of shares)	None	(48)	None	None	None	(126)	None	None

Notes:

1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.

2. The number of directors in the "Fixed compensation" column for the Compensation for fiscal year 2022 includes one director who retired on June 21, 2022. The number of executive officers for the Compensation for fiscal year 2021 includes one executive officer who resigned on November 26, 2021, one executive officer who resigned on January 17, 2022, one executive officer who was dismissed (*) on February 1, 2022 and two executive officers who resigned on April 1, 2022.
   (*Due to health reasons, the original plan (resignation on April 1, 2022) was moved forward.)

3. With respect to Stock Compensation I for fiscal year 2022, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2022 for fiscal year 2022 based on the functions and responsibilities of each of the Officers (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 1,607.087 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

4. The other compensation for fiscal year 2022 includes condolence money premiums and other premium subsidies (group life insurance premiums paid by the group to the Officers as the insured party).

5. The target and result of key indicators related to the corporate performance linked compensation and others (variable compensation) for fiscal year 2021 are as follows:

FY2021	Target set at the beginning of the fiscal year	Result
Consolidated Net Business Profits + Net Gains (Losses) related to ETFs and others	JPY 790 billion	JPY 853.1 billion
Net Income	JPY 510 billion	JPY 530.4 billion
Consolidated ROE	6.1%	6.4%
Expense Ratio	64.0%	63.3%

6. With respect to the Performance Payments, the amounts stated were decided by the Compensation Committee of Mizuho Financial Group in July 2022 as the Performance Payments for fiscal year 2021.

7. With respect to the Stock Compensation II, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2022 for fiscal year 2021 based on the functions and responsibilities and performance of each of the Officers, by the book value of Mizuho Financial Group stock (JPY 1,607.087 per share). Stock Compensation II for fiscal year 2021 is expected to be paid as deferred payments over three years from fiscal year 2023.

8. With respect to the other compensation for fiscal year 2021, the amount of fixed compensation paid in deferral is stated. The fixed compensation paid in deferral is a system whereby the decision to pay a portion of the fixed compensation is deferred and can be reduced or forfeited in accordance with the performance of Mizuho Financial Group and other factors.

9. Because the amount of the corporate performance linked compensation and others (variable compensation) to be paid with respect to fiscal year 2022 has not yet been determined at present, the aggregate compensation above does not include the amount of corporate performance linked compensation and others (variable compensation); however, the necessary reserve is recorded for accounting purposes.

10. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for directors and executive officers as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Tatsuo Kainaka	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Companies Act, which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the greater of either (i) JPY 20 million or (ii) the amount prescribed by laws and regulations, provided that the outside director is bona fide and without gross negligence in performing their duty.
Yoshimitsu Kobayashi	
Ryoji Sato	
Takashi Tsukioka	
Masami Yamamoto	
Izumi Kobayashi	

(4) Matters related to Officers liability insurance contract

■ Scope of Insured

The directors and executive officers, and auditors of Mizuho Financial Group, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and Mizuho Research & Technologies, Ltd.

■ Summary of Officers liability insurance contract

Mizuho Financial Group has entered into an officers liability insurance contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, to create an environment that supports appropriate risk-taking by Officers without committing them to the possibility of being held liable for their actions. Under this insurance contract, if a claim for damages is made due to an act conducted by the insured based on his/her status as Officers as defined in the Companies Act of Mizuho Financial Group, Mizuho Financial Group shall indemnify the insured from any damages, litigation expenses or other expenses incurred by the insured under such insurance contract. Provided, however, that if the insured (i) obtains illicit profits or benefits, (ii) intentionally violates laws and regulations or (iii) recognizes, before the commencement of the insurance period, a situation where a claim for damages may be made, the indemnity coverage shall be excluded; therefore, measures are taken to ensure that the appropriateness of the execution of duties by Officers is not impaired. In addition, Mizuho Financial Group shall bear all insurance premiums and the insured shall not bear any insurance premiums.

(5) Attendance at meetings of the Board of Directors and Committees

(As of March 31, 2023)

Name	Board of Directors (24 meetings)	Nominating Committee (12 meetings)	Compensation Committee (8 meetings)	Audit Committee (19 meetings)	Risk Committee (10 meetings)	Human Resources Review Meeting (10 meetings)	System Failure Response Evaluation Committee (9 meetings)
Tatsuo Kainaka Chairman of the Nominating Committee Chairman of the Evaluation Committee	24 meetings (100%)	12 meetings (100%)	8 meetings (100%)	19 meetings (100%)		10 meetings (100%)	9 meetings (100%)
Yoshimitsu Kobayashi	24 meetings (100%)	12 meetings (100%)				10 meetings (100%)	
Ryoji Sato	24 meetings (100%)			19 meetings (100%)			9 meetings (100%)
Takashi Tsukioka Chairman of the Audit Committee	24 meetings (100%)	12 meetings (100%)	8 meetings (100%)	19 meetings (100%)		10 meetings (100%)	9 meetings (100%)
Masami Yamamoto Chairman of the Compensation Committee	24 meetings (100%)	12 meetings (100%)	8 meetings (100%)			10 meetings (100%)	
Izumi Kobayashi Chairman of the Board of Directors	24 meetings (100%)	12 meetings (100%)			10 meetings (100%)	10 meetings (100%)	9 meetings (100%)
Seiji Imai	24 meetings (100%)						
Hisaaki Hirama Chairman of the Risk Committee	24 meetings (100%)			19 meetings (100%)	10 meetings (100%)		
Masahiro Kihara Chairman of the Human Resources Review Meeting	19 meetings (100%)					10 meetings (100%)	
Makoto Umemiya	24 meetings (100%)						
Motonori Wakabayashi	24 meetings (100%)						
Nobuhiro Kaminoyama	24 meetings (100%)						

Note:

1. With respect to Mr. Masahiro Kihara, the stated attendance at the meetings of the Board of Directors is for those meetings that were held during the fiscal year 2022, after his appointment as a director of Mizuho Financial Group in June 2022.

3. Matters regarding outside directors

(1) Concurrent offices and other details of outside directors
Details of major concurrent offices of outside directors are as described in the above "2. Matters regarding directors and executive officers, 1 Directors and executive officers." Mizuho Financial Group has no relationships required to be stated with the organizations at which the outside directors hold major concurrent offices.

(2) Major activities of outside directors
The attendance of outside directors at meetings of the Board of Directors and relevant committees during fiscal year 2021 is as described in the above "2. Matters regarding directors and executive officers, 5 Attendance at meetings of the Board of Directors and Committees."

By leveraging their extensive experiences, deep insights, and high level of expertise, outside directors proactively voiced useful opinions in the discussions on proposals, and provided necessary opinions and suggestions from a perspective independent from that of the management at the Board of Directors of Mizuho Financial Group and relevant committees.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Tatsuo Kainaka	8 years, 9 months	By leveraging his extensive experience, deep insight and high level of expertise in the legal profession, as Chairman of the Nominating Committee, he leads the discussion with respect to succession of outside directors, including with respect to subsidiaries and director nomination and appointment for fiscal year 2023, and also as Chairman of the System Failure Response Evaluation Committee, he leads the supervisory activities with respect to evaluation of the establishment of the business improvement plan, including communication with directors, executive officers and employees who are responsible for system development, maintenance, and operations. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions with respect to management's stance in anticipation of specific potential risks and responses considering the rest of the group.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Yoshimitsu Kobayashi	2 years, 9 months	By leveraging his broad experience as a senior executive and deep insight about the environment, society and corporate governance, he provides opinions and suggestions on the composition of the Board of Directors of Mizuho Financial Group and its subsidiaries for enhancement of corporate governance of the group at the Nominating Committee. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions on training on the frontlines from the point of view of increasing the effectiveness of business continuity management systems, and opinions and suggestions on personnel development in light of medium- to long-term business strategy and development of global business.
Ryoji Sato	2 years, 9 months	By leveraging his deep insight and high level of expertise in finance, accounting and internal control systems, backed by his experience as Chief Executive Officer (CEO) of an audit firm and extensive experience as a certified public accountant, he provides opinions and suggestions at the Audit Committee on, among others, the desirable form of accounting audit that takes into account international trends, and development of specialists. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on such matters as the importance of growth strategies and financial targets which take into consideration the improvement of corporate value, and business operations and communications leading to maintenance and improvement of employees' motivation.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Takashi Tsukioka	1 year, 9 months	By leveraging his extensive experience as a senior executive and deep insight in organizational management, as Chairman of the Audit Committee, he leads active discussion on various themes regarding audit, in addition to endeavoring to understand the state of affairs by communicating actively with directors, executive officers and employees in the group. In addition, at the Board of Directors Meeting, based on his experience as a senior executive, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on communication strategies with respect to stakeholders from the point of view of contributing to the vitality of the organization, the process of formulating and disseminating Mizuho's Corporate Identity, business strategies leading to gaining customers' trust, fiduciary duty and the role as a main bank.
Masami Yamamoto	3 years, 9 months	By leveraging his extensive experience as a senior executive and his deep insight and expertise in the field of technology, as Chairman of the Compensation Committee, he provides opinions and suggestions on, among other matters, the desirable executive compensation system that takes into account international trends, and leads discussion with respect to the decision on executive compensation. In addition, at the Board of Directors Meeting, he played an appropriate role in performing the supervisory functions by, among other matters, providing opinions and suggestions on the importance of system subsidiaries in the business strategies of the group, utilization of IT aiming at stable operation of business and productivity improvements, etc., and human resource systems and operations and the securing and training of personnel, leading to higher employee motivation.

Name	Term in office	Input at the Board of Directors Meeting and other activities
Izumi Kobayashi	5 years, 9 months	By leveraging her extensive experience as a senior executive and her deep insight and expertise in the field of finance and sustainability, at the Board of Directors Meeting, she provides opinions and suggestions that take into consideration the broad array of stakeholders, among others, the significance of holding the shares of other companies as cross–shareholdings, dissemination of Mizuho's Corporate Identity, fiduciary duty and sustainability activities. In addition, as the Chairman of the Board of Directors, she demonstrated her excellent skills and played an appropriate role in performing the supervisory functions by, among other matters, endeavoring to understand the circumstances surrounding us by communicating with directors, executive officers and employees of Mizuho Financial Group, including the President & Group CEO, full-time members of the Audit Committee, members of the Board of Directors of subsidiaries and investors, etc., and leading various discussions at the Board of Directors Meeting.

(3) Compensation for outside directors (for the fiscal year 2022)

	Compensation paid by Mizuho Financial Group				Compensation paid by subsidiary of Mizuho Financial Group
	Base salary (Monetary compensation)	Stock Compensation I (Non-monetary compensation)	Other compensation		None
			(Monetary compensation)	(Non-monetary compensation)	
Number of persons	6	6	5	None	None
Amount	112	15	0	None	None
(Number of shares)	None	(9)	None	None	None

Notes:
1. The amounts are indicated in units of one million yen and the numbers of shares are indicated in units of one thousand. Fractions are rounded down.
2. With respect to Stock Compensation I, the amounts given are obtained by multiplying the stock ownership points, granted by the Compensation Committee of Mizuho Financial Group in July 2022 for fiscal year 2022 based on the functions and

responsibilities of each of the Officers, (one (1) point translates into one (1) share of common stock of Mizuho Financial Group), by the book value of Mizuho Financial Group stock (JPY 1,607.087 per share). Stock Compensation I is not linked to the performance of the group and shall be paid at the time of resignation.

3. The other compensation includes condolence money premiums and other premium subsidies (group life insurance premiums paid by the group to the Officers as the insured party).

4. Since the Compensation Committee determines the executive compensation system, including the compensation system, taking into account the Basic Policy for Executive Compensation, we believe that the details of individual compensation for outside directors as defined in the Companies Act are in line with the Basic Policy for Executive Compensation.

Other matters to consider

There are no matters to report that apply to the following sections: "Other important matters regarding the current state of the group," "Indemnity agreements with directors and executive officers," "Opinion of the outside directors," "Liability limitation agreements with independent auditors," "Indemnity agreements with independent auditors," "Basic policy on the conduct of parties in control of financial and business policy decisions of the company," "Matters concerning transactions with the parent company" and "Matters concerning accounting advisors ('kaikei sanyo')."

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2023

		Millions of yen
		As of March 31, 2023
Assets		
Cash and Due from Banks	¥	67,152,100
Call Loans and Bills Purchased		1,386,895
Receivables under Resale Agreements		11,693,419
Guarantee Deposits Paid under Securities Borrowing Transactions		1,897,429
Other Debt Purchased		3,836,735
Trading Assets		17,404,494
Money Held in Trust		514,607
Securities		37,363,140
Loans and Bills Discounted		88,687,155
Foreign Exchange Assets		2,408,587
Derivatives other than for Trading Assets		2,184,875
Other Assets		8,689,547
Tangible Fixed Assets		1,105,851
Buildings		325,241
Land		618,787
Lease Assets		6,333
Construction in Progress		43,679
Other Tangible Fixed Assets		111,808
Intangible Fixed Assets		572,719
Software		375,322
Goodwill		49,613
Lease Assets		2,098
Other Intangible Fixed Assets		145,685
Net Defined Benefit Asset		859,271
Deferred Tax Assets		316,168
Customers' Liabilities for Acceptances and Guarantees		8,905,643
Reserves for Possible Losses on Loans		(720,437)
Reserve for Possible Losses on Investments		(1)
Total Assets	¥	254,258,203
Liabilities		
Deposits	¥	150,498,976
Negotiable Certificates of Deposit		13,788,347
Call Money and Bills Sold		1,814,873
Payables under Repurchase Agreements		25,735,560
Guarantee Deposits Received under Securities Lending Transactions		757,842
Commercial Paper		1,782,111
Trading Liabilities		12,698,007
Borrowed Money		4,155,480
Foreign Exchange Liabilities		671,552
Short-term Bonds		477,141
Bonds and Notes		11,371,189
Due to Trust Accounts		1,534,097
Derivatives other than for Trading Liabilities		2,749,138
Other Liabilities		7,777,025

Reserve for Bonus Payments	126,694
Reserve for Variable Compensation	2,381
Net Defined Benefit Liability	68,429
Reserve for Director and Corporate Auditor Retirement Benefits	539
Reserve for Possible Losses on Sales of Loans	15,049
Reserve for Contingencies	13,706
Reserve for Reimbursement of Deposits	13,695
Reserve for Reimbursement of Debentures	7,798
Reserves under Special Laws	3,352
Deferred Tax Liabilities	22,391
Deferred Tax Liabilities for Revaluation Reserve for Land	58,711
Acceptances and Guarantees	8,905,643
Total Liabilities	245,049,740

	Millions of yen
	As of March 31, 2023
Net Assets	
Common Stock	2,256,767
Capital Surplus	1,129,267
Retained Earnings	5,093,911
Treasury Stock	(8,786)
Total Shareholders' Equity	8,471,160
Net Unrealized Gains (Losses) on Other Securities	564,495
Deferred Gains or Losses on Hedges	(358,102)
Revaluation Reserve for Land	129,321
Foreign Currency Translation Adjustments	144,093
Remeasurements of Defined Benefit Plans	182,306
Own Credit Risk Adjustments, Net of Tax	19
Total Accumulated Other Comprehensive Income	662,133
Stock Acquisition Rights	5
Non-controlling Interests	75,163
Total Net Assets	9,208,463
Total Liabilities and Net Assets	¥ 254,258,203

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2023

		Millions of yen
		For the fiscal year ended March 31, 2023
Ordinary Income	¥	5,778,772
Interest Income		3,178,214
Interest on Loans and Bills Discounted		1,750,984
Interest and Dividends on Securities		392,104
Interest on Call Loans and Bills Purchased		13,898
Interest on Receivables under Resale Agreements		281,313
Interest on Securities Borrowing Transactions		22,411
Interest on Due from Banks		498,504
Other Interest Income		218,996
Fiduciary Income		58,958
Fee and Commission Income		915,534
Trading Income		992,631
Other Operating Income		452,853
Other Ordinary Income		180,579
Recovery of Written-off Claims		7,730
Other		172,848
Ordinary Expenses		4,989,165
Interest Expenses		2,217,636
Interest on Deposits		840,042
Interest on Negotiable Certificates of Deposit		209,222
Interest on Call Money and Bills Sold		17,140
Interest on Payables under Repurchase Agreements		651,987
Interest on Securities Lending Transactions		8,734
Interest on Commercial Paper		51,776
Interest on Borrowed Money		34,377
Interest on Short-term Bonds		71
Interest on Bonds and Notes		238,031
Other Interest Expenses		166,251
Fee and Commission Expenses		163,841
Trading Expenses		657,923
Other Operating Expenses		280,386
General and Administrative Expenses		1,445,283
Other Ordinary Expenses		224,095
Provision for Reserves for Possible Losses on Loans		65,698
Other		158,396
Ordinary Profits		789,606
Extraordinary Gains		50,888
Gains on Disposition of Fixed Assets		3,260
Gains on Cancellation of Employee Retirement Benefit Trust		47,627
Extraordinary Losses		61,530
Losses on Disposition of Fixed Assets		7,462
Losses on Impairment of Fixed Assets		51,545
Losses on Sales of Shares of Affiliates		2,301
Other Extraordinary Losses		220
Income before Income Taxes		778,964
Income Taxes:		
Current		180,716
Refund of Income Taxes		(9,911)
Deferred		48,029
Total Income Taxes		218,834
Profit		560,130
Profit Attributable to Non-controlling Interests		4,602
Profit Attributable to Owners of Parent	¥	555,527

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2023

Millions of yen

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period					
Cash Dividends			(209,432)		(209,432)
Profit Attributable to Owners of Parent			555,527		555,527
Repurchase of Treasury Stock				(2,314)	(2,314)
Disposition of Treasury Stock		(255)		1,870	1,615
Transfer from Revaluation Reserve for Land			2,834		2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		4,064			4,064
Decrease in retained earnings by decreasing of equity method affiliates and others			(11,319)		(11,319)
Transfer from Retained Earnings to Capital Surplus		134	(134)		—
Net Changes in Items other than Shareholders' Equity					
Total Changes during the period	—	3,943	337,475	(443)	340,975
Balance as of the end of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own credit risk adjustments, net of tax	Total Accumulated Other Comprehensive Income			
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period										
Cash Dividends										(209,432)
Profit Attributable to Owners of Parent										555,527
Repurchase of Treasury Stock										(2,314)
Disposition of Treasury Stock										1,615
Transfer from Revaluation Reserve for Land										2,834
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders										4,064
Decrease in retained earnings by decreasing of equity method affiliates and others										(11,319)
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders' Equity	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	(333,544)
Total Changes during the period	(155,326)	(281,345)	(2,834)	141,746	12,654	42	(285,063)	(88)	(48,392)	7,431
Balance as of the end of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463

NON-CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2023

Millions of yen

		As of March 31, 2023
Assets		
Current Assets		
Cash and Due from Banks	¥	47,875
Prepaid Expenses		3,609
Current Portion of Long-term Loans to Subsidiaries and Affiliates		201,788
Other Current Assets		115,341
Total Current Assets		368,614
Fixed Assets		
Tangible Fixed Assets		50,002
Buildings		17,325
Equipment		463
Land		32,125
Construction in Progress		6
Other Tangible Fixed Assets		80
Intangible Fixed Assets		11,014
Trademarks		0
Software		1,919
Other Intangible Fixed Assets		9,095
Investments		14,893,552
Investment Securities		2
Investments in Subsidiaries and Affiliates		5,828,454
Long-term Loans to Subsidiaries and Affiliates		9,010,936
Long-term Prepaid Expenses		110
Prepaid Pension Cost		31,594
Other Investments		22,454
Total Fixed Assets		14,954,569
Total Assets	¥	15,323,184
Liabilities		
Current Liabilities		
Short-term Borrowings	¥	810,000
Accounts Payable		3,958
Accrued Expenses		46,479
Accrued Corporate Taxes		304
Deposits Received		1,407
Unearned Income		97
Reserve for Bonus Payments		692
Reserve for Variable Compensation		958
Current portion of Bonds and Notes Payable		201,788
Total Current Liabilities		1,065,686
Non-Current Liabilities		
Bonds and Notes		8,366,936
Long-term Borrowings		200,000
Deferred Tax Liabilities		3,165
Reserve for Employee Retirement Benefits		11,492
Other Non-Current Liabilities		14,770
Total Non-Current Liabilities		8,596,364
Total Liabilities	¥	9,662,050
Net Assets		
Shareholders' Equity		
Common Stock	¥	2,256,767
Capital Surplus		
Capital Reserve		1,196,659
Total Capital Surplus		1,196,659
Retained Earnings		
Appropriated Reserve		4,350
Other Retained Earnings		2,210,397
Retained Earnings Brought Forward		2,210,397
Total Retained Earnings		2,214,747
Treasury Stock		(7,080)
Total Shareholders' Equity		5,661,094
Valuation and Translation Adjustments		
Net Unrealized Gains (Losses) on Other Securities, net of Taxes		33
Total Valuation and Translation Adjustments		33
Stock Acquisition Rights		5
Total Net Assets		5,661,133
Total Liabilities and Net Assets	¥	15,323,184

NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2023

		Millions of yen
		For the fiscal year ended March 31, 2023
Operating Income		
Cash Dividends Received from Subsidiaries and Affiliates	¥	271,955
Fee and Commission Income Received from Subsidiaries and Affiliates		44,376
Total Operating Income		316,331
Operating Expenses		
General and Administrative Expenses		52,887
Total Operating Expenses		52,887
Operating Profits		263,444
Non-Operating Income		
Interest on Loans		177,137
Other Non-Operating Income		1,543
Total Non-Operating Income		178,680
Non-Operating Expenses		
Interest Expenses		2,242
Interest on Bonds		167,030
Bond Issuance Expenses		6,449
Other Non-Operating Expenses		2,662
Total Non-Operating Expenses		178,385
Ordinary Profits		263,739
Extraordinary Gains		
Gains on Disposition of Investments in Subsidiaries		716
Total Extraordinary Gains		716
Extraordinary Losses		
Losses on Disposition of Fixed Assets		63
Total Extraordinary Losses		63
Income before Income Taxes		264,392
Income Taxes:		
Current		(3,320)
Deferred		2,071
Total Income Taxes		(1,248)
Net Income	¥	265,641

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS FOR THE FISCAL YEAR ENDED MARCH 31, 2023

Millions of yen

	Shareholders' Equity								
		Capital Surplus			Retained Earnings				
	Common Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings / Retained Earnings Brought Forward	Total Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,767	1,196,659	-	1,196,659	4,350	2,154,323	2,158,673	(6,756)	5,605,343
Changes during the period									
Cash Dividends						(209,432)	(209,432)		(209,432)
Net Income						265,641	265,641		265,641
Repurchase of Treasury Stock								(1,575)	(1,575)
Disposition of Treasury Stock			(134)	(134)				1,251	1,117
Transfer from Retained Earnings to Capital Surplus			134	134		(134)	(134)		-
Net Changes in Items other than Shareholders' Equity									
Total Changes during the period	-	-	-	-	-	56,074	56,074	(323)	55,751
Balance as of the end of the period	2,256,767	1,196,659	-	1,196,659	4,350	2,210,397	2,214,747	(7,080)	5,661,094

	Valuation and Translation Adjustments / Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Stock Acquisition Rights	Total Net Assets
Balance as of the beginning of the period	16	94	5,605,454
Changes during the period			
Cash Dividends			(209,432)
Net Income			265,641
Repurchase of Treasury Stock			(1,575)
Disposition of Treasury Stock			1,117
Transfer from Retained Earnings to Capital Surplus			-
Net Changes in Items other than Shareholders' Equity	16	(88)	(71)
Total Changes during the period	16	(88)	55,679
Balance as of the end of the period	33	5	5,661,133

[Translation]

Independent Auditor's Report

May 12, 2023

The Board of Directors
Mizuho Financial Group, Inc.


Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant


Audit opinion

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the "Company") applicable to the fiscal year from April 1, 2022 through March 31, 2023.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and results of operations of the Mizuho Financial Group, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2023 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in Auditor's Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of

the Company and its consolidated subsidiaries in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule.
Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.
Our audit opinion on the consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes

Auditor's Responsibility for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the

audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

・Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company and its consolidated subsidiaries to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company and its consolidated subsidiaries which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

Independent Auditor's Report

May 12, 2023

The Board of Directors
Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC
Tokyo, Japan

Noboru Miura
Designated Engagement Partner
Certified Public Accountant

Kenjiro Tsumura
Designated Engagement Partner
Certified Public Accountant

Mitsuhiro Nagao
Designated Engagement Partner
Certified Public Accountant

Takahiro Fujimoto
Designated Engagement Partner
Certified Public Accountant

Audit opinion

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated financial statements, which comprise the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules ("Financial Statements, etc."), of Mizuho Financial Group, Inc. (the "Company") applicable to the 21st fiscal year from April 1, 2022 through March 31, 2023.
In our opinion, the Financial Statements, etc. referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 21st fiscal year ended March 31, 2023 in accordance with accounting principles generally accepted in Japan.

Basis for the audit opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibility for the Audit of the Financial Statements, etc. section of our report. We are independent of the

Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information

The other information comprises business report and the supplemental schedule.
Management is responsible for the preparation and disclosure of the other information. In addition, the Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's reporting process of the other information.
Our audit opinion on the non-consolidated financial statements does not cover the other information, and we do not provide an opinion on the other information.
In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the non-consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

Management's and the Audit Committee's Responsibility for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.
In preparing the Financial Statements, etc., management is responsible for assessing the Company's ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.
The audit committee is responsible for monitoring the execution of duties by executive officers and directors in the development and operation of financial reporting processes.

Auditor's Responsibility for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of the Financial Statements, etc..
As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
・Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
・In making those risk assessments, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the purpose of the audit of the Financial Statements, etc. is not expressing an opinion on the effectiveness of the Company's internal control.
・Evaluate the appropriateness of accounting policies used and the reasonableness of

accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

・Evaluate the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the Financial Statements, etc. in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

【Notes to the Readers of Independent Auditor's Report】

This is an English translation of the Independent Auditor's Report as required by the Companies Act of Japan for the conveniences of the reader.

[Translation]

Audit Report

The Audit Committee audited the performance of duties of Mizuho Financial Group's directors and executive officers as defined in the Companies Act during the 21st fiscal year since founding (from April 1, 2022 to March 31, 2023) and hereby reports the auditing method and the results thereof as follows:

1. Auditing method and details thereof

The Audit Committee periodically received from the directors and the executive officers as defined in the Companies Act, employees, and other related persons, reports on the content of resolutions made by the Board of Directors regarding the matters as enumerated in (b) through (e) of Article 416, Paragraph 1, Item (i) of the Companies Act and the status of (i) the establishment of systems that have been developed in compliance of such resolutions (internal control system) and (ii) the management thereof and, when necessary, requested explanations regarding such reports and expressed our opinions, in addition to which the Audit Committee conducted audits using the following methods.

(i)   In accordance with the auditing policy established by the Audit Committee and the assignment of the duties of each member of the Audit Committee and other related matters, the Audit Committee, working closely with the Internal Audit Group, attended important meetings; received from the directors, the executive officers as defined in the Companies Act, and other related persons, reports on the matters regarding the performance of their duties and, when necessary, requested explanations regarding such reports; inspected important authorized documents and associated information; and examined the business and financial position of Mizuho Financial Group. As for Mizuho Financial Group's subsidiaries, the Audit Committee has communicated and shared information with the directors and corporate auditors and other related persons of these subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses.

(ii)   The Audit Committee monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Audit Committee received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Audit Committee also received notification from the independent auditors to the effect that the Audit Committee had developed the structure for ensuring appropriate execution of the duties of the independent auditors (as enumerated in each item of Article 131 of the Company Calculation Regulations) in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, October 28, 2005) and other applicable standards. When necessary, the Audit Committee requested explanations on such notifications.

Based on the foregoing method, the Audit Committee reviewed the Business Report, the supplementary schedules thereto, the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to the consolidated financial statements), the non-consolidated financial statements (non-

consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to the non-consolidated financial statements), and the supplementary schedules to the non-consolidated financial statements for the 21st fiscal year.

2. Audit results

(1) Audit results on the Business Report
    A. In our opinion, the Business Report and the supplementary schedules fairly represent Mizuho Financial Group's condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of Mizuho Financial Group.
    B. With regard to the execution of duties by the directors and the executive officers as defined in the Companies Act, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of Mizuho Financial Group in the course of their execution of duties.
    C. In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.
       With respect to the internal control systems, we have not found anything to be pointed out regarding the content of the Business Report nor the performance of duties by the directors and the executive officers as defined in the Companies Act.

Mizuho Financial Group and Mizuho Bank have implemented measures to improve operations and prevent further incidents related to system failures as scheduled, and are continuing to ensure stable operations. The Audit Committee will, in cooperation with the Audit & Supervisory Committee of Mizuho Bank, continue to closely monitor the establishment of the measures and the autonomous efforts to enhance the internal management systems.

(2) Results of audit of the consolidated financial statements
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3) Results of audit of the non–consolidated financial statements and supplementary schedules thereto
In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 12, 2023

Audit Committee, Mizuho Financial Group, Inc.
Takashi Tsukioka, Member of the Audit Committee
Tatsuo Kainaka, Member of the Audit Committee
Ryoji Sato, Member of the Audit Committee
Hisaaki Hirama, Member of the Audit Committee

Note: Messrs. Takashi Tsukioka, Tatsuo Kainaka and Ryoji Sato, the members of the Audit Committee, are "outside directors" as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

[End of Document]

Reference

Status of initiatives for enhancing the effectiveness of the Board of Directors

Summary of initiatives for enhancing the effectiveness of the Board of Directors

At Mizuho Financial Group, an analysis and evaluation of the effectiveness of the Board of Directors as a whole is performed each year, and a summary of the results is disclosed. Mizuho Financial Group also employs a third-party organization to perform an evaluation at least once every three years. Based on the results of the effectiveness evaluation conducted for fiscal year 2021 and the subsequent activities by the Board of Directors and other governance bodies, Mizuho Financial Group will strive to further improve the effectiveness of the Board of Directors going forward, as described below.

(1) Review of fiscal year 2022 based on the results of the effectiveness evaluation

In light of the results of the effectiveness evaluation conducted for fiscal year 2021* and subsequent supervisory activities, the Board of Directors' recognition of its achievements for fiscal year 2022 and the issues to be addressed is as follows.

Achievements	► <u>The evaluation confirmed that, overall, the Board of Directors was able to secure effective management.</u> ✓Information-gathering activities on a multifaceted basis - such as enhancing opportunities for discussion with entity heads and directors of subsidiaries; making on-site visits, including at frontline offices and IT locations; and holding sessions with members of employee-led working groups - have been conducted. ✓Discussions on key agenda items related to group strategies, such as the corporate philosophy and the next medium-term business plan, have been enriched.

	✓Monitoring of top risks, such as system risk and cybersecurity risk, has been enhanced, including that by the Audit Committee, Risk Committee, etc. ✓Issues identified through discussions at meetings of the Board of Directors have been followed up on an ongoing basis.
Issues	▶ <u>Issues remain in terms of the efficient and effective management of the Board of Directors. In addition, there is still room for enhancement of the initiatives for further improvement of the effectiveness of the Board of Directors.</u> ✓Between the discussions and activities by Mizuho Financial Group and its subsidiaries and between those by the Board of Directors and its committees, redundancy and other inefficiencies have been observed, and thus, there is still room for improvement in terms of the efficient and effective management of the Board of Directors as the overall supervisory organization for the group, including subsidiaries. ✓There are challenges in terms of the framework for reflecting the issues identified and discoveries made through the management of the Board of Directors for the current fiscal year in the management for the following fiscal year and beyond.

* Corporate Governance Report [Supplementary Principle 4.11.3]

https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/who-we-are/governance/governance/g_report/g_report.pdf

(2) Management policy of the Board of Directors

As its management policy for fiscal year 2023, the Board of Directors will establish key topics of focus and supervisory perspectives based on the issues identified through the results of the effectiveness evaluation described in (3) below and its daily supervisory activities, the fiscal year plan formulated by the executive side, and other relevant factors. The Board of Directors believes that reflecting the results of the effectiveness evaluation conducted for the previous fiscal year in its management policy for the current fiscal year will enable it to enhance its

supervisory functions autonomously and continuously. In addition, the Board of Directors will formulate an annual plan for effectively and efficiently monitoring its management policy, including key topics, and then operate in a planned manner.



Matters to be considered in examining management policy
Medium-term business plan/fiscal year plan
Discoveries made through supervisory activities
Annual management policy
Key topics
✓Topics that require particular attention in holding discussions, gathering information, monitoring, etc., in the course of supervisory activities for the current fiscal year
Supervisory perspectives
✓Matters to pay special attention to in the course of activities of the Board of Directors related to the key topics

(3) Evaluation of the effectiveness of the Board of Directors

The evaluation of the effectiveness of the Board of Directors of Mizuho Financial Group is conducted by confirming and evaluating the status of the activities of the Board of Directors in accordance with its management policy described in (2) above, and thereafter identifying issues, examining improvement measures and dealing with other necessary matters for the following fiscal year. All directors are given a questionnaire, interview, etc., regarding the adequacy of their supervisory activities in light of the management policy; thereafter, an analysis and evaluation of the effectiveness of the Board of Directors as a whole is performed, and a summary of the results is disclosed. Moreover, at least once every three years, a third-party organization is employed to evaluate and verify the effectiveness of the Board of Directors.


May of each year
Plan
Formulation of annual management policy
From June of each year to May of the following year
Do
Formulation and implementation of an annual plan
April of the following year
Check
Evaluation of effectiveness (Annual self-evaluation)
April of the following year
Action
Identification of issues and examination of improvement measures
Third-party evaluation of the effectiveness of the framework
(Once every three years)

Reference

Mizuho Financial Group's cross-shareholdings of other listed companies

■ We are making steady progress in the reduction of cross-shareholdings, achieving a reduction of JPY 383.8 billion for the fiscal years 2019 - 2022, while the 5-year sales target was JPY 450.0 billion yen.

■ We will pursue capital efficiency and review the targets in the new medium-term business plan to reaccelerate sales of cross-shareholdings.

■ Shares as a percentage of net assets are assumed to be less than 10% (acquisition cost basis) and less than 20% (market value) at the end of March 2026.[1]

■ Taking profitability into account, we will continue sales of cross-shareholdings after the end of March 2026.
(The details in respect of cross-shareholdings are available on the following pages.)

New medium-term business plan target

Sales of JPY 300 billion
Mar-23 – Mar-26
Consolidated, acquisition cost basis

\<Reference\> Reduction in stocks in the Retirement Benefit Trust

	Actual results Mar-20 – Mar-23	Outlook[3] Mar-23 – Mar-26
Amount of reduction	-JPY 576.8 billion	-JPY 200.0 billion
CET1 Capital Ratio (Basel III finalization basis)[2]	＋0.5%	＋0.2%



1: These figures are estimated based on the net assets at the end of March 2023 and, with respect to stock prices (market value), the stock prices as of the end of March 2023.

2: Excluding net unrealized gains (losses) on other securities.

3: Figures are based on the market value and market outlook as of March 2023, and will fluctuate depending on future trends in market value.

Shareholdings

(i) Criteria for and view on classification of investment shares

Investment shares held only for the purpose of investment are held solely to profit from changes in the value of shares or dividends on shares.

Investment shares held for purposes other than investment are those held with an aim to maintain and enhance operational and business relationships with and support recovery of the relevant share issuers, as well as to promote the group's business strategy.

The status of shareholdings in respect of the investment shares held for purposes other than investment by Mizuho Bank, Ltd., the amount of the investment shares held by which is the largest amount among those held by our consolidated companies in fiscal year 2022, is as stated in (ii) b and (ii) c below.

(ii) Investment shares held for purposes other than investment

a. Shareholding policy and methods to assess rationality of shareholdings and details of assessment by Board of Directors and committees of the appropriateness of each shareholding

Policy regarding Mizuho Financial Group's cross-shareholdings of other listed companies.

As a basic policy, unless we consider these holdings to be meaningful, Mizuho Financial Group and the Three Core Companies (Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd.) will not hold the shares of other companies as cross-shareholdings. This reflects factors including the changes in the environment surrounding Japan's Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk.

We consider cross-shareholdings to be meaningful if they contribute to the maintenance and improvement of the corporate value of issuers and the Mizuho group based on their growth potential, outlook or recovery perspectives or as a result of studies on present and future economic feasibility and profitability.

We will regularly and continually examine whether shares held as cross-shareholdings are meaningful, and we will dispose of holdings determined to be deficient in meaning with due regard to the impact on the market and other matters. Through dialogue with the issuing companies, we will also reduce even those holdings we consider to be meaningful.

Process for assessing whether cross-shareholding is meaningful.

Taking into account our Policy regarding Mizuho Financial Group's cross-shareholdings of other listed companies, we assess whether cross-shareholding is meaningful using the process outlined below.



Assess the meaning of holding based on criteria such as profitability
Quantitative Assessment
Comprehensive Assessment
Negotiation
Fail to meet the criteria
Consider the potential for improvement in profitability
Profitability of shareholding per client
Whether it is possible to improve profitability and to meet the criteria through dialogue with the client
Consideration is given to cases where clients are undergoing corporate recovery.
Profitability Criteria used to assess meaning:
We determine holding to be meaningful when the ratio between Total Profit[1] and Risk Capital[2] associated with the client exceeds the hurdle rate established based on the cost of capital (cost of capital + other factors)
1: The total after deducting credit costs, expenses, and funding costs, etc.
2:The sum of credit risk and stock market volatility risk, etc. (As of the end of March 2021, this has been revised to a Basel III finalization on a fully effective basis.)
Meet the criteria
Negotiate to improve profitability
Negotiate sale of holdings (including partial sale)
Holdings considered as meaningful
Regularly monitor progress

We will continue to hold the shares of clients if those shares meet certain profitability standards based on a quantitative assessment. However, in light of factors including the changes in the environment surrounding Japan's Corporate Governance Code and the potential impact on our financial position associated with stock market volatility risk, we are working to reduce our cross-shareholdings through dialogue with our clients.

For those shares that also fall short of profitability standards based on a comprehensive assessment, we will draw on our relationship of trust with the client in order to engage with them in constructive dialogue. If improvements in profitability can be made as a result, we will continue to hold the shares, but if improvement is not possible, we will negotiate with the client regarding the sale of the shares.

We periodically confirm the status of negotiations for the sale of cross-shareholdings and client efforts to improve profitability. Additionally, once per year at a meeting of the Board of Directors, we conduct an assessment of whether it is meaningful to maintain shares of each of the stocks listed in Japan that we are holding.

As a result of the assessment of cross-shareholdings based on the standards effective at the end of March 2022, approximately 40% of the stocks listed in Japan that we held (JPY 1,077.3 billion in total as of the end of March 2022; acquisition cost basis) did not meet the standards for continued holding. The results of the assessment may vary based on our business relationship with the client, the market environment and other factors at the time of assessment, but we will continue to work steadily to reduce our cross-shareholdings.

b. Number of issues and amount registered in the balance sheet

	Number of issues	Total amount registered in the balance sheet (JPY million)
Shares of listed companies*	816	2,319,484
Shares of unlisted companies*	955	243,703

Note: Shares held for purposes other than investment include JPY154,237 million of investments in transition areas, digital innovation areas, value co-creation areas, quasi-equity financing support and support recovery.

Number of issues whose number of shares increased during fiscal year 2022

	Number of issues	Total acquisition cost for increased shares (JPY million)	Reason for increase in number of shares
Shares of listed companies	0	0	—
Shares of unlisted companies	12	46,125	Acquisition for the purpose of promotion of the group's business strategy and recovery support

Number of issues whose number of shares decreased during fiscal year 2022

	Number of issues	Total sale amount of decreased shares (JPY million)
Shares of listed companies	173	177,136
Shares of unlisted companies	34	243,865

c. Information on specified investment shares and deemed holdings of shares, including the number of shares and amount registered in the balance sheet of each issue

The quantitative effects of the shareholdings are not described for all of the following issues due to the difficulties in describing some of them from the viewpoint of

confidentiality for certain transactions and other matters. The rationality of the shareholding is assessed based on the process for assessing whether cross-shareholding is meaningful.

"—" indicates that we do not hold the relevant issues. "*" indicates that information is omitted given that the amount registered in the balance sheet or the market value at the end of the fiscal year of the relevant issue is 1/100 or less of our share capital and that the relevant issues do not fall into the top 60 issues in terms of the amount registered in the balance sheet or the market value at the end of the fiscal year.

The "Whether issuer of shares holds our shares" column indicates whether the relevant issuer of shares holds shares of Mizuho Financial Group, Inc.

(Specified investment shares)

Issues (issuers of shares)	FY2022 Number of shares / Total amount registered in the balance sheet (JPY million)	FY2021 Number of shares / Total amount registered in the balance sheet (JPY million)	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
ITOCHU Corporation	31,200,000 / 134,191	31,200,000 / 129,292	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
Central Japan Railway Company	6,751,500 / 106,741	7,832,300 / 125,042	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
East Japan Railway Company	13,000,000 / 95,355	13,000,000 / 92,430	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Dai-ichi Life Holdings, Inc.	28,000,000 / 68,180	28,000,000 / 69,972	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the insurance fields, with the issuer, and comprehensive business relationships with the issuer.	No
Murata Manufacturing Co., Ltd	8,297,374 / 66,710	8,297,374 / 67,349	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Canon Inc.	22,558,173 / 66,670	22,558,173 / 67,516	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
Kubota Corporation	31,506,000 / 62,980	31,506,000 / 72,558	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
AEON Co., Ltd.	23,914,700	23,914,700	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	61,365	62,405		
Marubeni Corporation	30,000,000	30,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	53,865	42,780		
YASKAWA Electric Corporation	8,100,856	8,100,856	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	46,741	39,005		
NIPPON STEEL CORPORATION	12,199,898	12,199,898	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	38,063	26,485		
Daifuku Co., Ltd.	12,353,409	4,117,803	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	30,179	36,195		
DAIKIN INDUSTRIES, LTD.	1,200,000	1,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	28,386	26,892		
MITSUI & CO., LTD.	6,694,518	6,694,518	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	27,554	22,279		
Isuzu Motors Limited	15,965,705	15,965,705	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	25,209	25,353		
YAMATO HOLDINGS CO., LTD.	10,247,442	10,247,442	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	23,251	23,497		
Japan Airport Terminal Co., Ltd.	3,300,000	3,300,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,780	18,447		
SUBARU CORPORATION	10,078,909	10,078,909	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,311	19,633		

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
Dai Nippon Printing Co., Ltd.	5,706,600	5,706,600	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	21,142	16,423		
Tokyo Century Corporation	4,688,030	4,688,030	Shares are held for the purpose of maintaining and enhancing operational relationships, mainly in the leasing business fields, with the issuer, and comprehensive business relationships with the issuer.	Yes
	20,650	21,166		
NISSIN FOODS HOLDINGS CO., LTD.	1,687,000	1,687,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	20,463	14,457		
Keisei Electric Railway Co., Ltd.	4,865,029	4,865,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to share exchange .	Yes
	19,824	16,613		
TOKYU CORPORATION	9,906,415	9,906,415	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	17,455	15,771		
The Yokohama Rubber Co., Ltd.	6,130,050	6,130,050	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	17,145	10,372		
DAIWA HOUSE INDUSTRY CO., LTD.	5,361,854	5,361,854	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,696	17,163		
JFE Holdings, Inc.	9,776,680	12,138,680	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	16,415	20,914		
Nisshin Seifun Group Inc.	10,447,048	10,447,048	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	16,203	17,822		
The Kansai Electric Power Company, Incorporated	12,377,966	12,977,966	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	15,979	14,911		
Ajinomoto Co., Inc.	3,400,897	3,400,897	Shares are held for the purpose of	Yes

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
	15,664	11,818	maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	
Meiji Holdings Co., Ltd.	4,834,772	2,417,386	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	Yes
	15,253	15,978		
Yamaha Corporation	2,958,794	2,958,794	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	15,060	15,829		
Kawasaki Kisen Kaisha, Ltd.	4,911,640	1,868,880	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer. Number of shares increased due to stock split.	No
	14,857	14,988		
SUZUKI MOTOR CORPORATION	3,000,000	3,000,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	14,412	12,639		
Mitsui O.S.K. Lines, Ltd.	4,200,000	4,200,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	13,902	14,364		
NSK Ltd.	18,211,000	18,211,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	13,767	13,403		
Tosoh Corporation	7,046,755	8,046,755	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	12,663	14,596		
TOBU RAILWAY CO., LTD.	3,877,609	4,653,209	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	12,292	13,861		
Honda Motor Co., Ltd.	3,489,337	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	12,247	*		
Zeon Corporation	8,370,000	9,600,000	Shares are held for the purpose of	Yes

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
	11,709	13,094	maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	
Chubu Electric Power Company, Incorporated	8,242,097	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,530	*		
GOLDWIN INC.	913,204	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,506	*		
SHIMANO INC.	499,894	749,894	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,417	21,113		
Oji Holdings Corporation	21,636,990	21,636,990	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	11,337	13,133		
Keikyu Corporation	8,317,609	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	10,471	*		
Terumo Corporation	2,700,000	2,700,000	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	9,649	10,054		
Asahi Kasei Corp.	10,269,836	10,269,836	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	9,512	10,911		
SEIKO EPSON CORPORATION	4,018,200	4,018,200	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	7,558	7,397		
Asahi Group Holdings, Ltd.	514,756	514,756	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	2,534	2,296		
Lion Corporation	23,844	*	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	34	*		
TAISEI	120	120	Shares are held for the purpose of	Yes

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, summary of business alliance, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Total amount registered in the balance sheet (JPY million)	Total amount registered in the balance sheet (JPY million)		
CORPORATION	0	0	maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	
Nippon Sanso Holdings Corporation	*	8,182,847	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	19,074		
Bridgestone Corporation	*	3,311,500	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	15,756		
Yamaha Motor Co., Ltd.	*	5,277,247	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	14,544		
Nichirei Corporation	*	3,813,865	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	Yes
	*	9,035		
Olympus Corporation	*	2,816,536	Shares are held for the purpose of maintaining and enhancing comprehensive business relationships, mainly in the financial fields, with the issuer.	No
	*	6,587		

(Deemed holdings of shares)

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
DAIICHI SANKYO COMPANY, LIMITED	38,381,930	43,208,676	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	185,077	115,799		
Oriental Land Co., Ltd.	20,000,000	4,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights. Number of shares increased due to stock split.	Yes
	90,560	94,040		
Yakult Honsha Co., Ltd.	4,957,000	4,957,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	47,735	32,319		
Shiseido Company, Limited	7,000,000	7,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	43,267	43,526		
Terumo Corporation	10,159,300	13,036,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	36,309	48,546		
Nissan Chemical Corporation	5,767,800	5,767,800	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	34,549	41,701		
Asahi Group Holdings, Ltd.	5,132,100	5,132,100	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	25,270	22,894		
AEON Co., Ltd.	9,378,000	9,378,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	24,063	24,471		
TAISEI	5,857,800	5,857,800	The shares are held as employee	Yes

Issues (issuers of shares)	FY2022 Number of shares / Market value at the end of the fiscal year (JPY million)	FY2021 Number of shares / Market value at the end of the fiscal year (JPY million)	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
CORPORATION	23,987	20,707	retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	
NIPPON EXPRESS HOLDINGS, INC.	2,850,000 / 22,714	2,850,000 / 23,997	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Asahi Kasei Corp.	19,800,000 / 18,340	19,800,000 / 21,037	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
SEIKO EPSON CORPORATION	8,153,800 / 15,337	8,153,800 / 15,011	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Ajinomoto Co., Inc.	2,983,000 / 13,739	2,983,000 / 10,365	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Yokogawa Electric Corporation	6,141,000 / 13,203	6,141,000 / 12,889	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
KOSÉ Corporation	841,857 / 13,200	* / *	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
Lion Corporation	8,282,000 / 11,851	* / *	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
Eisai Co., Ltd	1,479,000 / 11,098	2,958,000 / 16,771	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
Japan Tobacco	3,944,000	15,774,000	The shares are held as employee	No

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
Inc.	11,035	32,928	retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	
Dai Nippon Printing Co., Ltd.	2,229,000	2,779,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	8,258	7,997		
The Yokohama Rubber Co., Ltd.	1,858,500	1,858,500	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	5,198	3,144		
Yamaha Corporation	779,400	850,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	3,967	4,547		
NIPPON STEEL CORPORATION	971,100	971,100	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	3,029	2,108		
YAMATO HOLDINGS CO., LTD.	1,000,000	1,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	2,269	2,293		
Keikyu Corporation	1,200,000	*	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	1,510	*		
IHI Corporation	*	4,597,900	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	Yes
	*	13,563		
Olympus Corporation	*	4,000,000	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	9,356		
Nichirei	*	1,399,275	The shares are held as employee	Yes

Issues (issuers of shares)	FY2022	FY2021	Purpose of the shareholding, quantitative effects of the shareholding, and reason for increase in number of shares	Whether issuer of shares holds our shares
	Number of shares	Number of shares		
	Market value at the end of the fiscal year (JPY million)	Market value at the end of the fiscal year (JPY million)		
Corporation	*	3,314	retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	
Yamaha Motor Co., Ltd.	*	575,650	The shares are held as employee retirement benefit trust assets, which are managed to cover the retirement benefit obligations, and we have the authority to direct the exercise of voting rights.	No
	*	1,586		

(iii) Investment shares held for the purpose of investment

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(iv) Investment shares reclassified from held for the purpose of investment to held for purposes other than investment during fiscal year 2022

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.

(v) Investment shares reclassified from held for purposes other than investment to held for the purpose of investment during fiscal year 2022

There are no applicable matters to be reported in respect of either Mizuho Financial Group, Inc. or the largest holding company.